HNI Corporation 2007 Annual Report



HNI







HNI Corporation provides products and solutions for the home and workplace environments. We are the second largest office furniture manufacturer in the world and the nation's leading manufacturer and marketer of gas and wood-burning fireplaces. The Corporation's stock trades on the NYSE under the symbol HNI.

SEC Mail Processing Section
MAR 2 0 2008
Washington, DC
101

DEAR SHAREHOLDERS:

We were challenged by the business cycle in 2007.

Housing starts declined 56 percent from the peak in 2006, and we experienced softness in the office supplies channel, where we enjoy our strongest office furniture position.

In the face of these challenges, we did what we have always done well at HNI: We adapted to the marketplace and aggressively pursued improvement across the corporation.

We continued to pursue our core strategies, leveraging our unique structure to get closer to our customers and create value. We strengthened our businesses and positioned them for long-term growth.



STAN A. ASKREN
Chairman, President and Chief Executive Officer

The actions we took resulted in record revenue and operating profit in our office furniture business and record operating cash flow for the corporation during 2007. We also improved consolidated gross profit margin during the year despite the market decline our hearth business faced.

POSITIONING FOR VALUE CREATION AND GROWTH

Every year, in good times and bad, we strive to position ourselves for profitable growth by focusing on our markets and continuously strengthening and streamlining our business. That's what we did in 2007.

We aggressively retooled our hearth business to better align with dramatically lower market demand, implementing more than $50 million in fixed and non-fixed cost reductions. As a result, our hearth business continued to manage profitably through the negative effects of the housing market. Even though its sales were down 23 percent compared with 2006, the hearth business generated a 7.9 percent operating profit margin in 2007.

We also sharpened our focus by streamlining our office furniture businesses and product lines during the year. We continued to increase our cost leverage of HNI's scale across the corporation, driving toward sharing more services and best practices. As a result of these and many other actions, our office furniture business's 2007 operating profit grew more than four times faster than revenue.

At the same time, we worked to strengthen our market position, getting closer to our customers to better understand their needs and tailoring our product offerings and selling models accordingly. The result will be the launch of a record number of new product solutions in 2008 and continued investment in our brands and selling models.

To enhance the fulfillment process for customers, we're transforming our manufacturing and transportation network model. We're realigning our manufacturing capacity as part of that effort, closing some facilities while improving and expanding others to support growth.

Net Sales
(in millions)



Net Income
(in millions)



Return on Average Shareholders' Equity
(percent)



Diluted Earnings per Share
(dollars)



(Amounts in thousands, except for per share data)	2007	2006	Change
Income Statement Data			
Net sales	$2,570,472	$ 2,679,803	-4.1%
Gross profit	905,775	926,921	-2.3%
Selling and administrative expenses	702,329	717,676	-2.1%
Restructuring related and impairment charges	9,788	2,829	246.0%
Operating income	193,658	206,416	-6.2%
Income from continuing operations	119,864	129,672	-7.6%
Net income	120,378	123,375	-2.4%
Net income as a % of:			
Net sales	4.7%	4.6%	–
Average shareholders' equity	25.2%	22.6%	–
Per common share:			
Net income from continuing operations – basic	$ 2.57	$ 2.59	-0.8%
Net income – basic	2.58	2.46	4.9%
Net income from continuing operations – diluted	2.55	2.57	-0.8%
Net income – diluted	2.57	2.45	4.9%
Cash dividends	0.78	0.72	8.3%
Balance Sheet Data			
Total assets	$1,206,976	$ 1,226,359	-1.6%
Long-term debt and capital lease obligations	281,091	285,974	-1.7%
Debt/capitalization ratio	39.2%	38.6%	–
Shareholders' equity	$ 458,908	$ 495,919	-7.5%
Working capital	104,611	145,632	-28.2%
Other Data			
Capital expenditures	$ 58,568	$ 58,921	-0.6%
Cash flow from operations	291,187	159,602	82.4%
Weighted-average shares outstanding during year – basic	46,684,774	50,059,443	-6.7%
Weighted-average shares outstanding during year – diluted	46,925,161	50,374,758	-6.8%
Share repurchases	$ 147,675	$ 203,646	-27.5%
Price/earnings ratio at year-end	14	18	–
Number of shareholders at year-end	7,625	7,475	2.0%
Members (employees) at year-end	13,271	14,170	-6.3%

We shut down our Monterrey, Mexico, facility earlier in the year. We announced plans to close our Richmond, Virginia, plant in the first half of 2008 and consolidate production into our Cedartown, Georgia, and Muscatine, Iowa, facilities. The Richmond closure alone will eliminate approximately $10 million in annual costs when fully implemented in 2009. We also outsourced a large part of our logistics management to a third-party provider, which will result in a $7 million reduction in annual transportation costs when completed in mid-2008.

We effectively responded to the business cycle in 2007, but we believe there is room for more improvement. Rapid Continuous Improvement is at the heart of our culture and touches everything we do. We're managing better today than we did a year ago; we'll manage even more effectively a year from now.

HNI'S UNIQUE MODEL AND GROWTH STRATEGY CONTINUE

Our decentralized split-and-focus business model succeeded in a year that presented an unusually wide range of challenges and opportunities. Because our companies are independent and focused on unique market segments, each was able to nimbly tailor its response to its own environment without compromising HNI's high standards of quality and service.

Our contract-oriented office furniture businesses continued to expand and gain market share while our supplies-oriented office furniture businesses dealt with softer market demand. At the same time, our hearth business was able to resize significantly without compromising its long-term competitive capability.

Each HNI company follows a "Core Plus" strategy, which focuses on growing the existing businesses (the "Core") while seeking out and developing new frontiers for growth (the "Plus"). We grow the core profitably in two ways. First, by continually improving operations through lean principles. Second, by focusing on end users and letting that guide new branding, product development, marketing and selling strategies.

"Plus" growth opportunities include adjacent vertical markets like education or health care; new distribution models, which have been a continued focus for our hearth and contract-oriented office furniture businesses; and new geographies such as China, where Lamex delivered strong performance in its first full year as an HNI company.

The Core Plus strategy is intended to renew our businesses continuously, enhancing their competitiveness and producing growth faster than the industry. While Core Plus did not fully offset major declines in our industry or in segments where we're especially strong during 2007, it has enabled us to gain market share over time in both the hearth and office furniture industries and strengthened our prospects for the longer term.

GOING FORWARD: MEETING THE CHALLENGE

The business cycle and U.S. economy will continue to present challenges, at least in the near term. We're planning for the current market weakness to continue through 2008—conditions in the hearth industry will continue to deteriorate with the general housing market, and we expect the supplies-driven channel in office furniture to remain soft into 2009. We're projecting overall office furniture industry growth to soften during the same period.

With the initiatives we've completed to resize our hearth business, we expect even a modest recovery in new homebuilding to produce significant increases in profits. In our hearth business and in all our office furniture businesses, we'll continue to be aggressive in pursuing opportunities to further streamline operations and generate cash while investing to drive growth, both organically and through acquisitions.

We remain excited about the long-term prospects of this corporation. Our strong fundamentals remain unchanged: motivated and engaged members; well-managed, strong business positions in industries with attractive long-term potential; strong profitability and solid cash flow generation; and a track record of growing faster than our industries.

HNI members are working hard every day, driving change in our business in ways that both improve performance now and strengthen our ability to perform even better in the future. We all share a growing confidence that HNI will come out of this cycle stronger than ever.

We thank you for your support.

Sincerely,



STAN A. ASKREN
Chairman, President and Chief Executive Officer
HNI Corporation

HNI Fundamentals:

OUR CULTURE REMAINS OUR GREATEST STRENGTH, FUELED BY PERSONAL ACCOUNTABILITY AND A DRIVE FOR CONTINUOUS IMPROVEMENT.

HNI members are an aggressive, highly engaged group who come to work every day with an attitude of constructive discontent—performers and problem solvers who drive continuous improvement across our business. Because virtually everyone who works here owns stock and participates in our profit sharing plan, the HNI culture is about shared risk and shared reward. Culture is important because it drives behaviors. Behaviors drive results.

OUR BUSINESS MODEL PRESERVES ENTREPRENEURIAL AGILITY WHILE REAPING THE FULL BENEFIT OF SHARED FUNCTIONS AND SCALE.

Our split-and-focus business model keeps us close to our customers and maintains maximum agility to serve them. Each independent HNI business unit has a dedicated management team, strategic plan and tailored operating approach focused on a specific market. At the same time, business units communicate and share best practices while leveraging our collective scale in non-customer-facing functions such as purchasing, logistics and IT.

OUR BUSINESS MIX PUTS US IN A BROAD, BALANCED RANGE OF MARKETS AND CHANNELS.

HNI's business units focus on distinct end-user groups covering a wide spectrum within office furniture and hearth products, from small businesses to large corporations, individual business people to designers and architects, large builders to *individual homeowners*. With category-leading brands and product lines, each HNI business unit shares a commitment to grow by delivering a winning buying experience to each customer.

OUR GROWTH STRATEGY, CORE PLUS, FOCUSES ON STRENGTHENING OUR CORE WHILE EXTENDING OUR REACH.

Our Core Plus growth strategy positions us to grow in the right areas with controlled risk. We drive growth in our established businesses (the "Core") with an intense end-user focus that guides new product development, branding, marketing and selling. In the "Plus" side of the strategy, we develop new growth drivers adjacent to our core, whether it's new businesses, vertical markets, distribution models or geographic regions.

Allsteel

HON

Gunlocke

PAOLI

maxon

omni

LAMEX

HNI

basyx



HEAT & GLO

QUADRA-FIRE

heatilator

HARMAN

HNI comprises some of the strongest and best-known brands in the marketplace.

2007 Financials

The following discussion of the Corporation's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements of the Corporation and related notes. Statements that are not historical are forward-looking and involve risks and uncertainties, including those discussed under the caption "Risk Factors" in Item 1A of the Corporation's annual report on Form 10-K and elsewhere in this report.

Overview

The Corporation has two reportable segments: office furniture and hearth products. The Corporation is the second largest office furniture manufacturer in the world and the nation's leading manufacturer and marketer of gas and wood-burning fireplaces. The Corporation utilizes its split and focus, decentralized business model to deliver value to its customers with various brands and selling models. The Corporation is focused on growing its existing businesses while seeking out and developing new opportunities for growth.

During 2007, the office furniture industry experienced solid growth. The Corporation experienced softness in the supplies driven channel and solid demand in its contract businesses in the office furniture segment. Sales benefited from price increases as well as acquisitions completed over the past two years. The housing market continued to decline sharply, which negatively impacted the Corporation's hearth products segment.

To support specific company strategies in both segments of its business, the Corporation completed the acquisition of Harman Stove Company, a privately held domestic manufacturer of free-standing stoves and fireplace inserts, as well as two small office furniture dealer acquisitions. The Corporation made the decision to shut down one office furniture facility and completed the shutdown of another office furniture facility which had begun in 2006. The Corporation also made the decision to sell several small non-core components of its office furniture services business.

Critical Accounting Policies and Estimates

GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Consolidated Financial Statements, which have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection, and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Fiscal year end – The Corporation follows a 52/53-week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2007 ended on December 29, 2007; fiscal 2006 ended on December 30, 2006; and fiscal 2005 ended on December 31, 2005. The financial statements for fiscal years 2007, 2006, and 2005 are all on a 52-week basis. A 53-week year occurs approximately every sixth year.

Revenue recognition – The Corporation normally recognizes revenue upon shipment of goods to customers. In certain circumstances, the Corporation does not recognize revenue until the goods are received by the customer or upon installation or customer acceptance based on the terms of the sale agreement. Revenue includes freight charged to customers; related costs are included in selling and administrative expense. Rebates, discounts, and other marketing program expenses directly related to the sale are recorded as a reduction to sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements subject to interpretation. Customer sales that achieve or do not achieve certain award levels can affect the amount of such estimates, and actual results could differ from these estimates. Future market conditions may require increased incentive offerings, possibly resulting in an incremental reduction in net sales at the time the incentive is offered.

Allowance for doubtful accounts receivable – The allowance for doubtful accounts receivable is based on several factors, including overall customer credit quality, historical write-off experience, the length of time a receivable has been outstanding, and specific account analysis that projects the ultimate collectibility of the account. As such, these factors may change over time causing the Corporation to adjust the reserve level accordingly.

When the Corporation determines that a customer is unlikely to pay, a charge is recorded to bad debt expense in the income statement and the allowance for doubtful accounts is increased. When the Corporation is reasonably certain the customer cannot pay, the receivable is written off by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly.

As of December 29, 2007, there was approximately $300 million in outstanding accounts receivable and $11 million recorded in the allowance for doubtful accounts to cover potential future customer non-payments. However, if economic conditions were to deteriorate significantly or one of the Corporation's large customers declares bankruptcy, a larger allowance for doubtful accounts might be necessary. The allowance for doubtful accounts was approximately $13 million at year end 2006 and $12 million at year end 2005.

Inventory valuation – The Corporation valued 87% of its inventory by the last-in, first-out ("LIFO") method at December 29, 2007. Additionally, the Corporation evaluates inventory reserves in terms of excess and obsolete exposure. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time causing the Corporation to adjust the reserve level accordingly. The Corporation's reserves for excess and obsolete inventory were approximately $9 million at year-end 2007 and $8 million at year-end 2006 and 2005.

Long-lived assets – The Corporation reviews long-lived assets for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Corporation's balance sheet may not be recoverable. The Corporation compares an estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon the Corporation's assumptions about future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges associated with the Corporation's restructuring activities are discussed in Restructuring Related and Impairment Charges in the Notes to Consolidated Financial Statements.

The Corporation's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Corporation is regularly evaluating the expected useful lives of its equipment which can result in accelerated depreciation.

Goodwill and other intangibles – In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 142, the Corporation evaluates its goodwill for impairment on an annual basis during the fourth quarter or whenever indicators of impairment exist. The Corporation has evaluated its goodwill for impairment and has determined that the fair value of the reporting units included in continuing operations exceeded their carrying value, so no impairment of goodwill was recognized in continuing operations for the period ending December 29, 2007. Goodwill of approximately $257 million is shown on the consolidated balance sheet as of the end of fiscal 2007.

Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today.

The Corporation also determines the fair value of indefinite lived trademarks on an annual basis or whenever indication of impairment exists. The Corporation has evaluated its trademarks for impairment and has determined that the fair market value of the trademarks exceeds carrying value, so no impairment was recognized. The carrying value of the trademarks was approximately $43.5 million at the end of fiscal 2007.

The Corporation has definite lived intangibles that are amortized over their estimated useful lives. Impairment losses are recognized if the carrying amount of an intangible, subject to amortization, is not recoverable from expected future cash flows and its carrying amount exceeds its fair value. Intangibles, net of amortization, of approximately $74 million are included on the consolidated balance sheet as of the end of fiscal 2007.

Self-insured reserves – The Corporation is partially self-insured or carries high deductibles for general, auto, and product liability; workers' compensation; and certain employee health benefits. The general, auto, product, and workers' compensation liabilities are managed via a wholly owned insurance captive; the related liabilities are included in the accompanying financial statements. The Corporation's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as the number or severity of claims, medical cost inflation, and magnitude of change in actual experience development could cause these estimates to change in the near term.

Stock-based compensation – The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), beginning January 1, 2006, using the modified prospective transition method. This statement requires the Corporation to measure the cost of employee services in exchange for an award of equity instruments based on the grant date fair value of the award and to recognize cost over the requisite service period. This resulted in a cost of approximately $3.6 million in 2007 and $3.2 million in 2006. In 2005 the Corporation accounted for its stock option plan using Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," which resulted in no charge to earnings when options are issued at fair market value. If the fair value method had been adopted previously, the Corporation's net income for 2005 would have been reduced by approximately $2 million.

Income taxes – Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. The Corporation provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that it considers to be permanently reinvested.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Corporation adopted the provision of FIN 48 on December 31, 2006, the beginning of fiscal 2007. See "Income Taxes" footnote for additional information.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" which provides enhanced guidance for using fair value to measure assets and liabilities. The standard also expands the amount of disclosure regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation does not anticipate any material impact to its financial statements from the adoption of this standard.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of any fiscal year beginning after November 15, 2007. The Corporation does not anticipate any material impact to its financial statements from the adoption of this standard.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)"), replacing SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 160, "Noncontrolling Interests in Consolidation Financial Statements – An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141, broadens its scope by applying the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, and requires, among other things, that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, that liabilities related to contingent considerations be recognized at the acquisition date and remeasured at fair value in each subsequent reporting period, that acquisition-related costs be expensed as incurred, and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests (i.e., minority interests) in a subsidiary, including changes in a parent's ownership interest in a subsidiary and requires, among other things, that noncontrolling interests in subsidiaries be classified as a separate component of equity. Except for the presentation and disclosure requirements of SFAS No. 160, which are to be applied retrospectively for all periods presented, SFAS No. 141 (R) and SFAS No. 160 are to be applied prospectively in financial statements issued for fiscal years beginning after December 15, 2008. The Corporation does not anticipate any material impact to its financial statements from the adoption of SFAS No. 160.

Results of Operations

The following table sets forth the percentage of consolidated net sales represented by certain items reflected in the Corporation's statements of income for the periods indicated.

Fiscal	**2007**	2006	2005
Net Sales	**100.0%**	100.0%	100.0%
Cost of products sold	**64.8**	65.4	63.7
Gross profit	**35.2**	34.6	36.3
Selling and administrative expenses	**27.3**	26.8	27.3
Restructuring related charges	**0.4**	0.1	0.1
Operating income	**7.5**	7.7	8.9
Interest income (expense) net	**(0.7)**	(0.5)	0.0
Earnings from continuing operations before income taxes and minority interest	**6.9**	7.2	8.9
Income taxes	**2.2**	2.4	3.2
Minority interest in earnings of subsidiary	**0.0**	0.0	0.0
Income from continuing operations	**4.7%**	4.8%	5.7%

NET SALES

Net sales during 2007 were $2.6 billion, a decrease of 4.1 percent, compared to net sales of $2.7 billion in 2006. Acquisitions contributed $46 million or 1.7 percentage points of sales. Higher price realization of $84 million was offset by softer demand in the supplies driven channel of the office furniture segment and lower volume in the hearth products segment. Net sales during 2006 were $2.7 billion, an increase of 10.1 percent, compared to net sales of $2.4 billion in 2005. The increase in 2006 was due to $113 million of incremental sales from acquisitions, $43 million in price increases implemented in 2005 and 2006, and solid growth across all brands in the office furniture segment offset by lower volume in the hearth products segment.

GROSS PROFIT

Gross profit as a percent of net sales increased 0.6 percentage points in 2007 as compared to 2006 due to better price realization and increased cost control offset partially by lower volume. Gross profit as a percent of net sales decreased 1.7 percentage points in 2006 as compared to 2005 due to broad-based material price increases in both segments and lower volume in the hearth products segment.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses decreased 2.1 percent in 2007 and increased 8.1 percent in 2006. The decrease in 2007 was due to lower volume related expenses and cost containment measures offset partially by additional costs from acquisitions, increased costs related to brand building, new product and growth initiatives and higher incentive based compensation. The increase in 2006 was due to additional costs from acquisitions; increased freight and distribution costs due to volume, rate increases and fuel surcharges; stock based compensation expense due to the adoption of SFAS 123(R), and costs to resize the hearth business. These increases were partially offset by a gain on the sale of a vacated facility, lower incentive compensation expense, and cost containment measures.

Selling and administrative expenses include freight expense for shipments to customers, product development costs, and amortization expense of intangible assets. Refer to Selling and Administrative Expenses in the Notes to Consolidated Financial Statements for further information regarding the comparative expense levels for these major expense items.

RESTRUCTURING AND IMPAIRMENT CHARGES

As a result of the Corporation's ongoing business simplification and cost reduction initiatives, management made the decision in 2007 to close an office furniture facility in Richmond, Virginia and consolidate production into other locations. In connection with the shutdown of the Richmond facility, the Corporation recorded $4.4 million of pre-tax charges which included $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales and $3.8 million of severance recorded as restructuring costs. The closure and consolidation will be completed during the first half of 2008. The Corporation will incur additional restructuring charges and transition costs of approximately $9 to $11 million in connection with the closure.

The Corporation made the decision in 2007 to sell several small non-core components of its office furniture services business and recorded $2.7 million of impairment charges, included in the restructuring related and impairment charges line item on the statement of income, to reflect the fair market value of the assets being held for sale.

The Corporation's hearth products segment consolidated some of its service and distribution locations during 2007. In connection with those consolidations, the Corporation recorded $1.1 million of severance and facility exit costs, which were recorded as restructuring costs.

During 2007, the Corporation completed the shutdown of an office furniture facility, which began in the fourth quarter of 2006. The facility was located in Monterrey, Mexico, and production from this facility was consolidated into other locations. In connection with this shutdown, the Corporation recorded $0.8 million of severance costs in 2006. The Corporation incurred $2.1 million of current period charges during 2007.

During 2006, the Corporation completed the shutdown of two office furniture facilities, which began in the third quarter of 2005. The facilities were located in Kent, Washington and Van Nuys, California, and production from these facilities was consolidated into other locations. Charges for these closures in 2005 totaled $4.1 million, which consisted of $0.6 million of accelerated depreciation of machinery and equipment recorded as cost of sales, $1.2 million of severance, $0.4 million of pension-related expenses, and $1.9 million of factory exit, production relocation, and other costs which were recorded as restructuring costs. In connection with those shutdowns, the Corporation incurred $2.0 million of current period charges during 2006.

OPERATING INCOME

Operating income was $194 million in 2007, a decrease of 6.2 percent compared to $206 million in 2006. The decrease in 2007 is due to lower volume in the hearth products segment, increased costs related to brand building, new product and growth initiatives, higher incentive-based compensation and restructuring charges offset partially by improved price realization and cost containment measures. Operating income was $206 million in 2006, a decrease of 4.8 percent compared to $217 million in 2005. The decrease in 2006 is due to lower volume in the hearth products segment, broad-based material cost increases, increased freight costs, and stock compensation expense due to the adoption of SFAS 123(R) offset by higher volume and price increases in the office furniture segment.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2007, which excludes the Corporation's discontinued business (see Discontinued Operations in the Notes to Consolidated Financial Statements), was $120 million compared with $130 million in 2006, a 7.6 percent decrease. Income from continuing operations was negatively impacted by increased interest expense of $4 million on moderate debt levels, consistent with the Corporation's strategy of maintaining a more efficient capital structure. Income from continuing operations in 2006 was $130 million compared with $138 million in 2005, a 6.1 percent decrease. Income from continuing operations was negatively impacted by increased interest expense of approximately $12 million on moderate debt levels. The Corporation completed a detailed analysis of all deferred tax accounts in 2006, and determined that net deferred income tax liabilities were overstated. The overstatement primarily related to a deferred tax liability associated with property, plant and equipment, partially offset by an overstated deferred tax asset associated with inventory. In analyzing the difference, the Corporation determined that the items originated primarily in fiscal years prior to 2002. To correct this difference, the Corporation reduced income tax expense in the fourth quarter of 2006 by $4.1 million. The effect of this adjustment was to reduce the effective income tax rate related to continuing operations by 2.1 percentage points for the year and increase earnings per share from continuing operations by $0.08. Income from continuing operations per diluted share decreased by 0.8 percent to $2.55 in 2007 and increased by 2.4 percent to $2.57 in 2006 including a positive tax adjustment of $0.08 per share.

DISCONTINUED OPERATIONS

During December 2006, the Corporation committed to a plan to sell a small non-core component of its office furniture segment. The Corporation reduced the assets to the fair market value and classified them as held for sale. The sale was completed during the second quarter of 2007. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented. This operation was formerly reported within the Office Furniture segment. Refer to Discontinued Operations in the Notes to Consolidated Financial Statements for further information.

NET INCOME

Net income decreased 2.4 percent to $120 million in 2007 compared to $123 million in 2006 which was a decrease of 10.2 percent compared to 2005. Net income per diluted share increased by 4.9 percent to $2.57 in 2007 and decreased 2.0 percent to $2.45 in 2006. Net income per diluted share was positively impacted $0.18 per share in 2007 and $0.21 per share in 2006 by the Corporation's share repurchase program.

OFFICE FURNITURE

Office furniture comprised 82 percent, 78 percent, and 76 percent of consolidated net sales for 2007, 2006, and 2005, respectively. Net sales for office furniture increased 2 percent in 2007 to $2.11 billion compared to $2.08 billion in 2006. The increase in 2007 was due to approximately $37 million from the Corporation's acquisitions. Organic sales were virtually flat, including increased price realization of $78 million, due to softness in the supplies driven channel of the business. Net sales for office furniture increased 13 percent in 2006 to $2.1 billion compared to $1.8 billion in 2005. The increase in 2006 was due to approximately $95 million from the Corporation's acquisitions and organic growth of approximately $144 million or 7.8 percent, including increased price realization of $41 million. The Business and Institutional Furniture Manufacturer's Association ("BIFMA") reported 2007 shipments up 6 percent and 2006 shipments up 7 percent.

Operating profit as a percent of net sales was 9.2 percent in 2007, 8.8 percent in 2006, and 9.7 percent in 2005. The increase in operating margins in 2007 was due to better price realization and benefits of cost reduction initiatives partially offset by increased costs related to brand building, new product and growth initiatives, higher incentive based compensation and higher restructuring costs. The decrease in operating margins in 2006 was due to higher material, transportation and other input costs offset partially by price realization, lower restructuring charges, and a gain on the sale of a vacant facility. Acquisitions also negatively impacted profitability as anticipated.

HEARTH PRODUCTS

Hearth products sales decreased 23 percent in 2007 to $462 million compared to $603 million in 2006. New acquisitions contributed $9 million of sales. The decrease in organic sales was a result of a severe and rapid two year decline in new home construction that created one of the worst housing markets on record. Hearth products sales increased 1 percent in 2006 to $603 million compared to $595 million in 2005 due to the contribution from new acquisitions of $18 million. The decrease in organic sales was due to a dramatic decline, which began in the second half of 2006 as a result of the decline in the housing market.

Operating profit as a percent of sales in 2007 was 7.9 percent compared to 9.7 percent in 2006, and 12.6 percent in 2005, respectively. The decrease in operating margins in 2007 was due to lower overall volume offset partially by cost reduction initiatives. The decrease in operating margins in 2006 was due to lower overall volume, higher mix of lower margin remodel/retrofit business and increased material and transportation costs.

Liquidity and Capital Resources

During 2007, cash flow from operations was $291.2 million driven by broad-based improvements in working capital. Cash flow from operations along with available cash and short-term investments and funds from stock option exercises under employee stock plans, provided the funds necessary to meet working capital needs, pay for strategic acquisitions, invest in capital improvements, repurchase common stock, and pay increased dividends.

Cash, cash equivalents, and short-term investments totaled $43.8 million at the end of 2007 compared to $37.3 million at the end of 2006 and $84.7 million at the end of 2005. These funds, coupled with cash from future operations and additional debt, if needed, are expected to be adequate to finance operations, planned improvements, and internal growth. The Corporation is not presently aware of any known trends or demands, commitments, events, or uncertainties that are reasonably likely to result in its liquidity increasing or decreasing in any material way.

The Corporation places special emphasis on the management and control of its working capital with a particular focus on trade receivables and inventory levels. The success achieved in managing receivables is in large part a result of doing business with quality customers and maintaining close communication with them. The Corporation's inventory turns were 16, 18, and 18, for 2007, 2006, and 2005, respectively. The Corporation is increasing its foreign-sourced raw materials and finished goods, which while reducing inventory turns does have a favorable impact on the overall total cost.

INVESTMENTS

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. In 2005, the Corporation invested in an investment fund, which was excluded from the scope of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"); however, the Corporation's ownership in this investment fund is such that the underlying investments are recorded at fair market value. A table of holdings as of year-end 2007, 2006, and 2005 is included in the Cash, Cash Equivalents, and Investments note included in the Consolidated Financial Statements.

CAPITAL EXPENDITURE INVESTMENTS

Capital expenditures were $58.6 million in 2007, $58.9 million in 2006, and $38.9 million in 2005. These expenditures have consistently focused on machinery and equipment and tooling required to support new products, continuous improvements in our manufacturing processes, and cost savings initiatives. The Corporation anticipates capital expenditures for 2008 to be $70 to $75 million due to increased focus on new products and operational process improvement.

ACQUISITIONS

During 2007, the Corporation completed the acquisition of Harman Stove Company, a privately held domestic manufacturer of free-standing stoves and fireplace inserts and two small office furniture dealers for a total combined purchase price of approximately $41 million. During 2006, the Corporation completed the acquisition of Lamex, a privately held Chinese manufacturer and marketer of office furniture, as well as a small office furniture services company, a small office furniture dealer and a small manufacturer of fireplace facings for a total combined purchase price of approximately $78 million. During 2005, the Corporation completed the acquisition of four small office furniture services companies, three office furniture dealers and three small hearth distributors for a total combined purchase price of approximately $35 million. Each of the transactions was paid in cash and the results of the acquired entities have been included in the Consolidated Financial Statements since the date of acquisition.

LONG-TERM DEBT

Long-term debt, including capital lease obligations, was 38% of total capitalization as of December 29, 2007, 37% as of December 30, 2006, and 15% as of December 31, 2005. The increase in long-term debt during 2006 and 2005 was due to the Corporation issuing $150 million of senior unsecured notes through the private placement debt market and utilizing its revolving credit facility to fund acquisitions and share repurchases in accordance with its strategy of operating with a more efficient capital structure. On January 28, 2005, the Corporation replaced a $136 million revolving credit facility entered into on May 10, 2002 with a new revolving credit facility that provided for a maximum borrowing of $150 million subject to increase (to a maximum amount of $300 million) or reduction from time to time according to the terms of the agreement. On December 22, 2005, the Corporation increased the facility to the maximum amount of $300 million. On April 6, 2006, the Corporation refinanced $150 million of borrowings outstanding under its revolving credit facility with 5.54 percent ten-year unsecured Senior Notes due in 2016 issued through the private placement debt market. Additional borrowing capacity of $172 million, less amounts used for designated letters of credit, is available through this revolving bank credit agreement in the event cash generated from operations should be inadequate to meet future needs. The Corporation does not expect future capital resources to be a constraint on planned growth. Certain of the Corporation's credit agreements include covenants that limit the assumption of additional debt and lease obligations. The Corporation has been, and currently is, in compliance with the covenants related to the debt agreements.

CONTRACTUAL OBLIGATIONS

The following table discloses the Corporation's obligations and commitments to make future payments under contracts:

	Payments Due by Period				
(In thousands)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt obligations, including estimated interest[1]	$385,507	$ 29,673	$30,777	$145,321	$179,736
Capital lease obligations	1,409	552	689	168	–
Operating lease obligations	145,412	35,858	57,728	33,019	18,807
Purchase obligations[2]	77,911	77,911	–	–	–
Other long-term obligations[3]	34,225	2,426	4,558	1,111	26,130
Total	$644,464	$146,420	$93,752	$179,619	$224,673

(1) Interest has been included for all debt at either the fixed rate or variable rate in effect as of December 29, 2007, as applicable

(2) Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding, and specify all significant terms, including the quantity to be purchased, the price to be paid, and the timing of the purchase

(3) Other long-term liabilities represent payments due to members who are participants in the Corporation's salary deferral and long-term incentive compensation programs, mandatory purchases of the remaining unowned interest in four acquisitions, liability for unrecognized tax liabilities in accordance with FIN 48, and contribution and benefit payments expected to be made for our post-retirement benefit plans. It should be noted that the obligations related to post-retirement benefit plans are not contractual and the plans could be amended at the discretion of the Corporation. The disclosure of contributions and benefit payments has been limited to 10 years, as information beyond this time period was not available.

CASH DIVIDENDS

Cash dividends were $0.78 per common share for 2007, $0.72 for 2006, and $0.62 for 2005. Further, the Board of Directors announced a 10.3 percent increase in the quarterly dividend from $0.195 to $0.215 per common share effective with the February 29, 2008, dividend payment for shareholders of record at the close of business February 22, 2008. The previous quarterly dividend increase was from $0.18 to $0.195, effective with the March 1, 2007 dividend payment for shareholders of record at the close of business on February 23, 2007. A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. The average dividend payout percentage for the most recent three-year period has been 29 percent of prior year earnings.

COMMON SHARE REPURCHASES

During 2007, the Corporation repurchased 3,581,707 shares of its common stock at a cost of approximately $147.7 million, or an average price of $41.23. The Board of Directors authorized $200 million on November 11, 2005, an additional $200 million on August 8, 2006, and an additional $200 million on November 9, 2007, for repurchases of the Corporation's common stock. As of December 29, 2007, approximately $192.2 million of this authorized amount remained unspent. During 2006, the Corporation repurchased 4,336,987 shares of its common stock at a cost of approximately $203.6 million, or an average price of $46.96. During 2005, the Corporation repurchased 4,059,068 shares of its common stock at a cost of approximately $202.2 million, or an average price of $49.82.

LITIGATION AND UNCERTAINTIES

The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the course of its business, including pending litigation, environmental remediation, taxes, and other claims. It is the Corporation's opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's financial condition, although such matters could have a material effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

Looking Ahead

Management believes that macroeconomic indicators point to continued slowing in the office furniture business during 2008. The Corporation expects to increase its investment in growth opportunities and position for the market recovery by enhancing its selling capabilities and launching a significant number of new products. The Corporation will work to offset the market softness and increased investment by eliminating waste, attacking structural cost and streamlining its businesses.

The housing market is expected to decline during 2008 and continue to significantly pressure both revenue and profit in the Corporation's hearth products segment. The Corporation intends to continue to profitably manage through these conditions by streamlining its operations; however, it will continue to position the business for long-term growth once conditions stabilize.

The Corporation anticipates that its tax rate on average will be 35.5 percent in 2008 due to the expiration of the research tax credit. In the event this credit is renewed in its most recent form, it would lower the effective rate approximately 0.8 percentage points.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

(Amounts in thousands, except for per share data) For the Years	**2007**	2006	2005
Net sales	**$2,570,472**	$2,679,803	$2,433,316
Cost of products sold	**1,664,697**	1,752,882	1,549,475
Gross profit	**905,775**	926,921	883,841
Selling and administrative expenses	**702,329**	717,676	663,667
Restructuring related and impairment charges	**9,788**	2,829	3,462
Operating income	**193,658**	206,416	216,712
Interest income	**1,229**	1,139	1,518
Interest expense	**18,161**	14,323	2,355
Earnings from continuing operations before income taxes and minority interest	**176,726**	193,232	215,875
Income taxes	**57,141**	63,670	77,715
Earnings from continuing operations before minority interest	**119,585**	129,562	138,160
Minority interest in earnings of subsidiary	**(279)**	(110)	(6)
Income from continuing operations	**119,864**	129,672	138,166
Discontinued operations, less applicable income taxes	**514**	(6,297)	(746)
Net income	**$ 120,378**	$ 123,375	$ 137,420
Net income from continuing operations – basic	**$ 2.57**	$ 2.59	$ 2.53
Net income from discontinued operations – basic	**0.01**	(0.13)	(0.02)
Net income per common share – basic	**$ 2.58**	$ 2.46	$ 2.51
Weighted average shares outstanding – basic	**46,684,774**	50,059,443	54,649,199
Net income from continuing operations – diluted	**$ 2.55**	$ 2.57	$ 2.51
Net income from discontinued operations – diluted	**0.02**	(0.12)	(0.01)
Net income per common share – diluted	**$ 2.57**	$ 2.45	$ 2.50
Weighted average shares outstanding – diluted	**46,925,161**	50,374,758	55,033,741

The accompanying notes are an integral part of the consolidated financial statements

(Amounts in thousands of dollars and shares except par value) As of Year-End	**2007**	2006	2005
Assets			
Current Assets			
Cash and cash equivalents	**$ 33,881**	$ 28,077	$ 75,707
Short-term investments	**9,900**	9,174	9,035
Receivables net	**288,777**	316,568	278,515
Inventories	**108,541**	105,765	91,110
Deferred income taxes	**17,828**	15,440	15,831
Prepaid expenses and other current assets	**30,145**	29,150	16,400
Total Current Assets	**489,072**	504,174	486,598
Property, Plant, and Equipment	**305,431**	309,952	294,660
Goodwill	**256,834**	251,761	242,244
Other Assets	**155,639**	160,472	116,769
Total Assets	**$1,206,976**	$1,226,359	$1,140,271
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	**$ 367,320**	$ 328,882	$ 309,222
Note payable and current maturities of long-term debt and capital lease obligations	**14,715**	26,135	40,350
Current maturities of other long-term obligations	**2,426**	3,525	8,602
Total Current Liabilities	**384,461**	358,542	358,174
Long-Term Debt	**280,315**	285,300	103,050
Capital Lease Obligations	**776**	674	819
Other Long-Term Liabilities	**55,843**	56,103	48,671
Deferred Income Taxes	**26,672**	29,321	35,473
Minority Interest in Subsidiaries	**1**	500	140
Commitments and Contingencies			
Shareholders' Equity			
Preferred stock – $1 par value	**–**	–	–
Authorized: 2,000			
Issued: None			
Common stock – $1 par value	**44,835**	47,906	51,849
Authorized: 200,000			
Issued and outstanding: 2007 – 44,835; 2006 – 47,906; 2005 – 51,849			
Additional paid-in capital	**3,152**	2,807	941
Retained earnings	**410,075**	448,268	540,822
Accumulated other comprehensive (loss) income	**846**	(3,062)	332
Total Shareholders' Equity	**458,908**	495,919	593,944
Total Liabilities and Shareholders' Equity	**$1,206,976**	$1,226,359	$1,140,271

The accompanying notes are an integral part of the consolidated financial statements.

(Amounts in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance, January 1, 2005	$55,303	$ 6,879	$ 606,632	$ 349	$ 669,163
Comprehensive income:					
Net income			137,420		137,420
Other comprehensive loss				(17)	(17)
Comprehensive income					137,403
Cash dividends			(33,841)		(33,841)
Common shares – treasury:					
Shares purchased	(4,059)	(28,769)	(169,389)		(202,217)
Shares issued under Members' Stock Purchase Plan and stock awards	605	22,831			23,436
Balance, December 31, 2005	51,849	941	540,822	332	593,944
Comprehensive income:					
Net income			123,375		123,375
Other comprehensive income				1,168	1,168
Comprehensive income					124,543
Adoption of FAS 158 impact				(4,562)	(4,562)
Cash dividends			(36,028)		(36,028)
Common shares – treasury:					
Shares purchased	(4,337)	(19,408)	(179,901)		(203,646)
Shares issued under Member's Stock Purchase Plan and stock awards	394	21,274			21,668
Balance, December 30, 2006	**47,906**	**2,807**	**448,268**	**(3,062)**	**495,919**
Comprehensive income:					
Net income			**120,378**		**120,378**
Other comprehensive income				**3,908**	**3,908**
Comprehensive income					**124,286**
Adoption of FIN 48 impact			**(509)**		**(509)**
Cash dividends			**(36,408)**		**(36,408)**
Common shares – treasury:					
Shares purchased	**(3,582)**	**(22,439)**	**(121,654)**		**(147,675)**
Shares issued under Member's Stock Purchase Plan and stock awards	**511**	**22,784**			**23,295**
Balance, December 29, 2007	**$44,835**	**$ 3,152**	**$ 410,075**	**$ 846**	**$ 458,908**

The accompanying notes are an integral part of the consolidated financial statements

(Amounts in thousands) For the Years	**2007**	2006	2005
Net Cash Flows From (To) Operating Activities:			
Net income	**$ 120,378**	$ 123,375	$ 137,420
Noncash items included in net income:			
Depreciation and amortization	**68,173**	69,503	65,514
Other postretirement and post-employment benefits	**2,132**	2,109	2,002
Stock-based compensation	**3,603**	3,219	–
Excess tax benefits from stock compensation	**(808)**	(865)	–
Deferred income taxes	**(4,935)**	(3,712)	(8,933)
Net loss on sales, retirements and impairments of long-lived assets and intangibles	**1,662**	4,639	1,529
Stock issued to retirement plan	**6,611**	7,948	6,199
Other – net	**(1,162)**	1,733	1,164
Changes in working capital, excluding acquisition and disposition:			
Receivables	**39,941**	(24,059)	(25,654)
Inventories	**20,380**	(7,123)	(10,488)
Prepaid expenses and other current assets	**2,264**	(9,541)	(4,207)
Accounts payable and accrued expenses	**30,944**	(2,794)	36,809
Income taxes	**1,169**	(2,088)	(5,534)
Increase (decrease) in other liabilities	**835**	(2,742)	5,188
Net cash flows from (to) operating activities	**291,187**	159,602	201,009
Net Cash Flows From (To) Investing Activities:			
Capital expenditures	**(58,568)**	(58,921)	(38,912)
Proceeds from sale of property, plant and equipment	**12,145**	5,952	317
Capitalized software	**(346)**	(1,003)	(2,890)
Acquisition spending, net of cash acquired	**(41,696)**	(78,569)	(33,804)
Short-term investments – net	**–**	926	2,400
Purchase of long-term investments	**(24,427)**	(13,600)	(34,495)
Sales or maturities of long-term investments	**20,576**	8,250	32,505
Other – net	**294**	–	(68)
Net cash flows from (to) investing activities	**(92,022)**	(136,965)	(74,947)
Net Cash Flows From (To) Financing Activities:			
Purchase of HNI Corporation common stock	**(147,675)**	(203,646)	(202,217)
Proceeds from long-term debt	**289,503**	515,157	199,000
Payments of note and long-term debt and other financing	**(309,297)**	(352,401)	(57,970)
Proceeds from sale of HNI Corporation common stock	**9,708**	5,786	14,997
Excess tax benefits from stock compensation	**808**	865	–
Dividends paid	**(36,408)**	(36,028)	(33,841)
Net cash flows from (to) financing activities	**(193,361)**	(70,267)	(80,031)
Net increase (decrease) in cash and cash equivalents	**5,804**	(47,630)	46,031
Cash and cash equivalents at beginning of year	**28,077**	75,707	29,676
Cash and cash equivalents at end of year	**$ 33,881**	$ 28,077	$ 75,707
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 18,213**	$ 12,002	$ 1,961
Income taxes	**$ 57,128**	$ 75,266	$ 88,133

The accompanying notes are an integral part of the consolidated financial statements.

Nature of Operations

HNI Corporation with its subsidiaries (the "Corporation"), is a provider of office furniture and hearth products. Both industries are reportable segments; however, the Corporation's office furniture business is its principal line of business. Refer to Operating Segment Information for further information. Office furniture products are sold through a national system of dealers, wholesalers, retail superstores, and to end-user customers, and federal and state governments. Dealer, wholesaler, and retail superstores are the major channels based on sales. Hearth products include a full array of gas, electric, and wood-burning fireplaces, inserts, stoves, facings, and accessories. These products are sold through a national system of dealers and distributors, as well as Corporation-owned distribution and retail outlets. The Corporation's products are marketed predominantly in the United States and Canada. The Corporation exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary and manufactures and markets office furniture in Asia; however, based on sales, these activities are not significant.

Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR-END

The consolidated financial statements include the accounts and transactions of the Corporation and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation follows a 52/53 week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2007 ended on December 29, 2007; 2006 ended on December 30, 2006; and 2005 ended on December 31, 2005. The financial statements for fiscal years 2007, 2006, and 2005 are on a 52-week basis. A fifty-three week year occurs approximately every sixth year.

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash and cash equivalents generally consist of cash, money market accounts, and debt securities. These securities have original maturity dates not exceeding three months from date of purchase. The Corporation has short-term investments with maturities of less than one year and also has investments with maturities greater than one year that are included in Other Assets on the Consolidated Balance Sheet. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. The specific identification method is used to determine realized gains and losses on the trade date. The Corporation has invested in an investment fund that is excluded from the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"; however, the Corporation's ownership in this investment fund is such that the underlying investments are recorded at fair market value.

At December 29, 2007, December 30, 2006, and December 31, 2005, cash, cash equivalents, and investments consisted of the following (cost approximates market value):

Year-End 2007

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Available for sale securities			
Debt and equity securities	**$ –**	**$ –**	**$ 4,996**
Investment in master fund	**–**	**9,900**	**25,705**
Cash and money market accounts	**33,881**	**–**	**–**
Total	**$33,881**	**$9,900**	**$30,701**

Year-End 2006

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Held-to-maturity securities			
Certificates of deposit	$ –	$ –	$ 400
Investment in master fund	–	9,174	25,589
Cash and money market accounts	28,077	–	–
Total	$28,077	$9,174	$25,989

Year-End 2005

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Held-to-maturity securities			
Certificates of deposit	$ –	$ –	$ 400
Investment in master fund	–	9,035	19,085
Cash and money market accounts	75,707	–	–
Total	$75,707	$9,035	$19,485

RECEIVABLES

Accounts receivable are presented net of an allowance for doubtful accounts of $11.5 million, $12.8 million, and $12.0 million, for 2007, 2006, and 2005, respectively. The allowance is developed based on several factors including overall customer credit quality, historical write-off experience, and specific account analyses that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly.

INVENTORIES

The Corporation valued 87%, 86%, and 89% of its inventory by the last-in, first-out ("LIFO") method at December 29, 2007, December 30, 2006, and December 31, 2005, respectively. Additionally, the Corporation evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory

levels, and ultimate product sales value. As such, these factors may change over time causing the reserve level to adjust accordingly. The reserves for excess and obsolete inventory were $9.1 million, $7.7 million, and $8.2 million, at year-end 2007, 2006, and 2005, respectively.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are carried at cost. Depreciation has been computed using the straight-line method over estimated useful lives: land improvements, 10–20 years; buildings, 10–40 years; and machinery and equipment, 3–12 years.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Corporation's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges recorded in connection with the Corporation's restructuring activities are discussed in Restructuring Related Charges. These assets included real estate, manufacturing equipment, and certain other fixed assets. The Corporation's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Corporation is regularly evaluating the expected lives of its equipment and accelerating depreciation where appropriate.

GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Corporation evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter or whenever indicators of impairment exist. The Corporation has evaluated its goodwill for impairment and has determined that the fair value of reporting units in continuing operations exceeds their carrying value so no impairment of goodwill was recognized in continuing operations. Management's assumptions about future cash flows for the reporting units requires significant judgment, and actual cash flows in the future may differ significantly from those forecasted today. The goodwill associated with the reporting unit held for sale was impaired in 2006 and were included as part of the loss from discontinued operations.

The Corporation also determines the fair value of indefinite lived trademarks on an annual basis or whenever indications of impairment exist. The Corporation has evaluated its trademarks for impairment and recognized an impairment charge of $1.0 million in 2006 related to two trademarks where the carrying value exceeded the fair market value. These trademarks were associated with the reporting unit classified as held for sale and were included as part of the loss from discontinued operations.

The Corporation has definite lived intangibles that are amortized over their estimated useful lives. Impairment losses are recognized if the carrying amount of an intangible, subject to amortization, is not recoverable from expected future cash flows and its carrying amount exceeds its fair value. Intangibles, net of amortization, of approximately $74 million are included on the consolidated balance sheet as of the end of fiscal 2007.

PRODUCT WARRANTIES

The Corporation issues certain warranty policies on its furniture and hearth products that provides for repair or replacement of any covered product or component that fails during normal use because of a defect in design, materials, or workmanship. A warranty reserve is determined by recording a specific reserve for known warranty issues and an additional reserve for unknown claims that are expected to be incurred based on historical claims experience. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. Activity associated with warranty obligations was as follows:

(In thousands)	**2007**	2006	2005
Balance at the beginning of the period	**$ 10,624**	$ 10,157	$ 10,794
Accrual assumed from acquisition	**703**	125	–
Accruals for warranties issued during the period	**14,831**	12,273	9,809
Accrual related to pre-existing warranties	**600**	810	1,449
Settlements made during the period	**(14,635)**	(12,741)	(11,895)
Balance at the end of the period	**$ 12,123**	$ 10,624	$ 10,157

REVENUE RECOGNITION

Revenue is normally recognized upon shipment of goods to customers. In certain circumstances, revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sales agreement. Revenue includes freight charged to customers; the related costs are recorded in selling and administrative expense. Rebates, discounts, and other marketing program expenses that are directly related to the sale are recorded as a reduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements that are subject to interpretation. Customer sales that achieve or do not achieve certain award levels can affect the amount of such estimates and actual results could differ from these estimates.

PRODUCT DEVELOPMENT COSTS

Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. These costs include salaries, contractor fees, building costs, utilities, and administrative fees. The amounts charged against income were $24.0 million in 2007, $27.6 million in 2006, and $27.3 million in 2005.

STOCK-BASED COMPENSATION

The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), beginning January 1, 2006, using the modified prospective transition method. This statement requires the Corporation to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize cost over the requisite service period. Under the modified prospective transition method, financial statements for periods prior to the date of adoption are not adjusted for the change in accounting. See "Stock-Based Compensation" footnote for further information.

INCOME TAXES

The Corporation accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," and in accordance with Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This Statement uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The Corporation provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that it considers to be permanently reinvested. There were approximately $7.7 million of accumulated earnings considered to be permanently reinvested as of December 29, 2007.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options and deferred restricted stock have been considered outstanding for purposes of the diluted earnings per share calculation.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings per share (EPS):

(In thousands, except per share data)	2007	2006	2005
Numerators:			
Numerators for both basic and diluted EPS net income	**$120,378**	$123,375	$137,420
Denominators			
Denominator for basic EPS weighted-average common shares outstanding	**46,685**	50,059	54,649
Potentially dilutive shares from stock option plans	**240**	316	385
Denominator for diluted EPS	**46,925**	50,375	55,034
Earnings per share – basic	**$2.58**	$2.46	$2.51
Earnings per share – diluted	**$2.57**	$2.45	$2.50

Certain exercisable and non-exercisable stock options were not included in the computation of diluted EPS for fiscal year 2007, 2006, and 2005, because their inclusion would have been anti-dilutive. The number of stock options outstanding, which met this criterion for 2007 was 412,916; for 2006 was 290,366; and for 2005 was 176,900.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowance for doubtful accounts, inventory reserves, marketing program accruals, warranty accruals, accruals for self-insured medical claims, workers' compensation, legal contingencies, general liability and auto insurance claims, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

SELF-INSURANCE

The Corporation is partially self-insured for general, auto, and product liability, workers' compensation, and certain employee health benefits. The general, auto, product, and workers' compensation liabilities are managed using a wholly owned insurance captive; the related liabilities are included in the accompanying consolidated financial statements. The Corporation's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost inflation, and magnitude of change in actual experience development could cause these estimates to change in the future.

FOREIGN CURRENCY TRANSLATIONS

Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component of Stockholders' Equity. Gains and losses on foreign currency transactions are included in the "Selling and administrative expenses" caption of the Consolidated Statements of Income.

RECLASSIFICATIONS

Prior periods Statements of Income have been restated for discontinued operations. Certain reclassifications have been made within the footnotes to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition

threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Corporation adopted the provision of FIN 48 on December 31, 2006, the beginning of fiscal 2007. See "Income Taxes" footnote for additional information.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" which provides enhanced guidance for using fair value to measure assets and liabilities. The standard also expands the amount of disclosure regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation does not anticipate any material impact to its financial statements from the adoption of this standard.

In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of any fiscal year beginning after November 15, 2007. The Corporation does not anticipate any material impact to its financial statements from the adoption of this standard.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)"), replacing SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 160, "Noncontrolling Interests in Consolidation Financial Statements – An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141, broadens its scope by applying the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, and requires, among other things, that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, that liabilities related to contingent considerations be recognized at the acquisition date and remeasured at fair value in each subsequent reporting period, that acquisition-related costs be expensed as incurred, and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests (i.e., minority interests) in a subsidiary, including changes in a parent's ownership interest in a subsidiary and requires, among other things, that noncontrolling interests in subsidiaries be classified as a separate component of equity. Except for the presentation and disclosure requirements of SFAS No. 160, which are to be applied retrospectively for all periods presented, SFAS No. 141 (R) and SFAS No. 160 are to be applied prospectively in financial statements issued for fiscal years beginning after December 15, 2008. The Corporation does not anticipate any material impact to its financial statements from the adoption of SFAS No. 160.

Restructuring Related and Impairment Charges

As a result of the Corporation's ongoing business simplification and cost reduction initiatives, management made the decision in 2007 to close an office furniture facility in Richmond, Virginia and consolidate production into other locations. In connection with the shutdown of the Richmond facility, the Corporation recorded $4.4 million of pre-tax charges which included $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales and $3.8 million of severance which was recorded as restructuring costs. The closure and consolidation will be completed during the first half of 2008. The Corporation will incur additional restructuring charges and transition costs of approximately $9 to $11 million in connection with the closure.

The Corporation's hearth products segment consolidated some of its service and distribution locations during 2007. In connection with those consolidations, the Corporation recorded $1.1 million of severance and facility exit costs, which were recorded as restructuring costs.

During 2007, the Corporation completed the shutdown of an office furniture facility, which began in the fourth quarter of 2006. The facility was located in Monterrey, Mexico, and production from this facility was consolidated into other locations. In connection with this shutdown, the Corporation recorded $0.8 million of severance costs in 2006. The Corporation incurred $2.1 million of current period charges during 2007.

During 2006, the Corporation completed the shutdown of two office furniture facilities, which began in the third quarter of 2005. The facilities were located in Kent, Washington and Van Nuys, California, and production from those facilities was consolidated into other locations. Charges for these closures in 2005 totaled $4.1 million, which consisted of $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales, $1.2 million of severance, $0.4 million of pension-related expenses, and $1.9 million of factory exit, production relocation, and other costs, which were recorded as restructuring costs. In connection with those shutdowns, the Corporation incurred $1.9 million of current period charges during 2006.

The following table summarizes the restructuring accrual activity since the beginning of fiscal 2005. This summary does not include the effect of the Corporation's employee retirement plans in 2005, as this item was not accounted for through the restructuring accrual on the Consolidated Balance Sheets but is included as a component of "Restructuring Related and Impairment Charges" in the Consolidated Statements of Income

(In thousands)	Severance Costs	Facility Termination and Other Costs	Total
Restructuring reserve at January 1, 2005	$ –	$ –	$ –
Restructuring charges	1,142	1,876	3,018
Cash payments	(325)	(632)	(957)
Restructuring reserve at December 31, 2005	$ 817	$ 1,244	$ 2,061
Restructuring charges	865	1,964	2,829
Cash payments	(841)	(3,208)	(4,049)
Restructuring reserve at December 30, 2006	**$ 841**	**$ –**	**$ 841**
Restructuring charges	**3,539**	**3,523**	**7,062**
Cash payments	**(522)**	**(2,533)**	**(3,055)**
Restructuring reserve at December 29, 2007	**$3,858**	**$ 990**	**$ 4,848**

The Corporation made the decision in 2007 to sell several small non-core components of its office furniture services business and recorded $2.7 million of impairment charges, included in the "Restructuring Related and Impairment Charges" line item on the Consolidated Statements of Income, to reduce the assets being held for sale to fair market value.

Business Combinations

The Corporation completed the acquisition of Harman Stove Company, a privately held domestic manufacturer of free-standing stoves and fireplace inserts, as well as two small office furniture dealers during 2007. The combined purchase price of these acquisitions, less cash acquired, totaled $40.9 million.

The Corporation has finalized the allocation of the purchase price for all acquisitions other than the Harman Stove Company acquisition, which occurred in the final quarter of the year. Any modification is not expected to be significant. A reclassification between goodwill and other intangible assets will occur based on the final valuation report for the Harman Stove Company acquisition. There are approximately $1.6 million of intangibles associated with these acquisitions. Of these acquired intangibles, $0.4 million was assigned to trade names that are not subject to amortization. The remaining $1.2 million have estimated useful lives ranging from one to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. There is approximately $8.6 million of goodwill associated with these acquisitions of which $3.6 million was assigned to the office furniture segment and $5.0 million was assigned to the hearth products segment. All goodwill is deductible for income tax purposes.

The Corporation completed the acquisition of Lamex, a privately held Chinese manufacturer and marketer of office furniture, as well as a small office furniture services company, a small office furniture dealer, and a small manufacturer of fireplace facings during 2006. The combined purchase price of these acquisitions, less cash acquired, totaled $78.2 million. The Corporation increased its borrowings under the revolving credit facility to fund the acquisitions. The Corporation acquired controlling interest in the office furniture dealer and the ability to call the remaining interest on or after fiscal year-end 2011. The Corporation must exercise its call on or before the end of fiscal 2016. SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") requires a mandatorily redeemable financial instrument to be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. It also requires that mandatorily redeemable financial instruments be measured at fair value. Therefore, the Corporation has recorded a liability for the remaining interest at fair value. The Corporation continues to monitor and adjust the recorded amount to accrete the obligation to the estimated redemption amount through a charge to earnings as required.

There are approximately $53.7 million of intangibles associated with these acquisitions. Of these acquired intangible assets, $14 million was assigned to a trade name that is not subject to amortization. The remaining $39.7 million have estimated useful lives ranging from two to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. There is approximately $11.7 million of goodwill associated with these acquisitions, of which $8.9 million was assigned to the office furniture segment and $2.8 million was assigned to the hearth products segment. Approximately $6.9 million of the goodwill is not deductible for income tax purposes.

The Corporation completed the acquisition of four small office furniture services companies, three office furniture dealers, and three small hearth distributors during 2005. The combined purchase price of these acquisitions totaled $35.4 million, of which $33.4 million was paid in cash and the remaining is due to the sellers over the next several years. The Corporation acquired controlling interests in the three office furniture dealers and the ability to call the remaining interests on or after fiscal year-end 2008 and 2010. The Corporation must exercise its calls on or before the end of fiscal 2014 and 2015. SFAS No. 150 requires a mandatorily redeemable financial instrument to be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. It also requires that mandatorily redeemable financial instruments be measured at fair value. Therefore, the Corporation has recorded a liability for the remaining interest at fair value. The Corporation continues to monitor and adjust the recorded amount to accrete the obligation to the estimated redemption amount through a charge to earnings as required. There are approximately $14.1 million of intangibles associated with these acquisitions. Of these acquired intangible assets, $1.5 million was assigned to indefinite-lived trademarks

that are not subject to amortization. The remaining $12.6 million have estimated useful lives ranging from two to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. There is approximately $18.9 million of goodwill associated with these acquisitions, of which $13.7 million was assigned to the office furniture segment and $5.2 million was assigned to the hearth products segment. Approximately $2.1 million of the goodwill assigned to the office furniture segment is not deductible for tax purposes.

The results of the acquired entities have been included in the Consolidated Financial Statements since the date of acquisition.

Discontinued Operations

During December 2006, the Corporation committed to a plan to sell a small non-core component of its office furniture segment. The sale was completed during the second quarter of 2007. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented. During the fourth quarter 2006, the Corporation recorded a pre-tax charge of approximately $7.1 million to reduce the assets to the fair market value. The charge was mainly due to the writedown of goodwill and other intangibles not deductible for tax purposes.

Summarized financial information for discontinued operations is as follows:

(In thousands)	**2007**	2006	2005
Discontinued operations:			
Operating income (loss) before tax	**$796**	$ (818)	$(666)
Income tax	**282**	(294)	(240)
Net income (loss) from discontinued operations	**514**	(524)	(426)
Impairment loss on discontinued operations:			
Impairment loss on discontinued operations before tax	**–**	(7,125)	(500)
Benefit for income tax	**–**	(1,352)	(180)
Net impairment loss on discontinued operations	**–**	(5,773)	(320)
Discontinued operations, net of income tax	**$514**	$(6,297)	$(746)

Inventories

(In thousands)	**2007**	2006	2005
Finished products	**$ 76,804**	$ 66,238	$ 61,027
Materials and work in process	**52,641**	58,789	46,398
LIFO reserve	**(20,904)**	(19,262)	(16,315)
	$108,541	$105,765	$ 91,110

Property, Plant, and Equipment

(In thousands)	**2007**	2006	2005
Land and land improvements	**$ 23,805**	$ 27,700	$ 26,361
Buildings	**268,650**	266,801	240,174
Machinery and equipment	**501,950**	550,979	523,240
Construction and equipment installation in progress	**25,858**	12,936	23,976
	820,263	858,416	813,751
Less: accumulated depreciation	**514,832**	548,464	519,091
	$305,431	$309,952	$294,660

Goodwill and Other Intangible Assets

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, the Corporation evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter or whenever indicators of impairment exist. The Corporation has evaluated its goodwill for impairment and has determined that the fair value of its reporting units included as continuing operations exceeds the carrying values and, therefore, no impairment of goodwill was recorded in continuing operations. The Corporation did record an impairment charge of $5.7 million in 2006, which was included in discontinued operations on the Consolidated Statements of Income.

The Corporation also owns trademarks having a net value of $43.5 million as of December 29, 2007, $43.2 million as of December 30, 2006, and $30.2 million as of December 31, 2005. The trademarks are deemed to have an indefinite useful life because they are expected to generate cash flow indefinitely. The Corporation recorded an impairment charge of $1.0 million in 2006 and $0.5 million in 2005 related to two office furniture trademarks associated with the discontinued operation where the carrying amount exceeded the current fair market value. The charge was included in discontinued operations on the Consolidated Statements of Income.

The table below summarizes amortizable definite-lived intangible assets, which are reflected in Other Assets in the Corporation's consolidated balance sheets:

(In thousands)	**2007**	2006	2005
Patents	**$ 18,780**	$ 18,780	$18,480
Customer lists and other	**101,320**	103,492	67,211
Less: accumulated amortization	**45,833**	39,796	28,758
Net intangible assets	**$ 74,267**	$ 82,476	$56,933

Amortization expense for definite-lived intangibles for 2007, 2006, and 2005, was $9.2 million, $10.4 million, and $7.3 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the following five fiscal years is as follows:

(In thousands)	2008	2009	2010	2011	2012
Amortization expense	$6.8	$6.5	$5.6	$4.9	$4.8

The occurrence of events such as acquisitions, dispositions, or impairments in the future may result in changes to amounts.

The changes in the carrying amount of goodwill since January 1, 2005, are as follows by reporting segment:

(In thousands)	Office Furniture	Hearth Products	Total
Balance as of January 1, 2005	$65,531	$159,023	$224,554
Goodwill increase during period	12,128	5,562	17,690
Balance as of December 31, 2005	$77,659	$164,585	$242,244
Goodwill increase during period	12,810	2,790	15,600
Goodwill decrease during period	(5,654)	(429)	(6,083)
Balance as of December 30, 2006	$84,815	$166,946	$251,761
Goodwill increase during period	3,577	5,001	8,578
Goodwill decrease during period	(3,118)	(387)	(3,505)
Balance as of December 29, 2007	**$85,274**	**$171,560**	**$256,834**

The goodwill increases relate to acquisitions completed. See Business Combinations note. The decrease in goodwill in the office furniture segment in 2007 is due to goodwill associated with office services business units held for sale and final purchase price allocations for previous acquisitions. The decrease in goodwill in the office furniture segment in 2006 is due to the impairment of the goodwill associated with discontinued operations. The decreases in the hearth products segment relates to the sale of a few small service and distribution locations.

Accounts Payable and Accrued Expenses

(In thousands)	2007	2006	2005
Trade accounts payable	**$133,293**	$102,436	$ 86,945
Compensation	**30,544**	27,835	34,272
Profit sharing and retirement expense	**30,441**	29,545	32,461
Marketing expenses	**57,361**	60,676	54,797
Other accrued expenses	**115,681**	108,390	100,747
	$367,320	$328,882	$309,222

Long-Term Debt

(In thousands)	2007	2006	2005
Note payable to bank, revolving credit agreement with interest at a variable rate (2007 – 5.46%; 2006 – 5.70%; 2005 – 4.69%)	**$128,000**	$144,000	$140,000
Note payable to bank, with interest at a fixed rate (2007 – 5.03%; 2006 – 6.11%)	**14,205**	14,200	–
Senior notes due in 2016 with interest at a fixed rate of 5.54% per annum.	**150,000**	150,000	–
Industrial development revenue bonds, payable 2018 with interest at 3.55% per annum	**2,300**	2,300	2,300
Other notes and amounts	**63**	794	900
Total debt	**294,568**	311,294	143,200
Less: current portion	**14,253**	25,994	40,150
Long-term debt	**$280,315**	$285,300	$103,050

Aggregate maturities of long-term debt are as follows:

(In thousands)	
2007	$ 14,253
2008	15
2009	–
2010	128,000
2011	–
Thereafter	$152,300

On January 28, 2005, the Corporation replaced a $136 million revolving credit facility entered into on May 10, 2002 with a new revolving credit facility that provided for a maximum borrowing of $150 million subject to increase (to a maximum amount of $300 million) or reduction from time to time according to the terms of the agreement. On December 22, 2005, the Corporation increased the facility to the maximum amount of $300 million. Amounts borrowed under the Credit Agreement may be borrowed, repaid, and reborrowed from time to time until January 28, 2011. As of December 29, 2007, none of the borrowings outstanding was classified as short-term as the Corporation does not expect to repay any of the borrowings within a year.

On April 6, 2006, the Corporation refinanced $150 million of borrowings outstanding under the revolving credit facility with 5.54 percent ten-year unsecured Senior Notes due in 2016 issued through the private placement debt market. Interest payments are due semi-annually on April 1 and October 1 of each year and the principal is due in a lump sum in 2016. The Corporation maintained the revolving credit facility with a maximum borrowing of $300 million.

Certain of the above borrowing arrangements include covenants which limit the assumption of additional debt and lease obligations. The Corporation has been and currently is in compliance with the covenants related to these debt agreements. The fair value of the Corporation's outstanding long-term debt obligations at year-end 2007 approximates the recorded aggregate amount.

Selling and Administrative Expenses

(In thousands)	2007	2006	2005
Freight expense for shipments to customers	**$164,062**	$182,814	$158,329
Amortization of intangible and other assets	**11,702**	12,456	10,155
Product development costs	**23,967**	27,567	27,338
Other selling and administrative expenses	**502,598**	494,839	467,845
	$702,329	$717,676	$663,667

Income Taxes

Significant components of the provision for income taxes are as follows:

(In thousands)	2007	2006	2005
Current:			
Federal	**$53,965**	$61,399	$77,343
State	**6,588**	8,671	8,954
Foreign	**811**	678	131
Current provision	**61,364**	70,748	86,428
Deferred:			
Federal	**(3,031)**	(7,528)	(8,048)
State	**(353)**	(651)	(1,081)
Foreign	**(418)**	(483)	–
Deferred provision	**(3,802)**	(8,662)	(9,129)
	$57,562	$62,086	$77,299

A reconciliation of the statutory federal income tax rate to the Corporation's effective income tax rate for continuing operations is as follows:

(In thousands)	2007	2006	2005
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax effect	**2.3**	2.8	2.4
Credit for increasing research activities	**(0.9)**	(0.7)	(0.4)
Deduction related to domestic production activities	**(1.4)**	(0.8)	(0.9)
Extraterritorial income exclusion	**–**	(0.4)	(0.3)
Excludable foreign income	**(2.0)**	(0.7)	–
True-up of deferred tax items	**–**	(2.1)	–
Other – net	**(0.7)**	(0.1)	0.2
Effective tax rate	**32.3%**	33.0%	36.0%

In the fourth quarter of 2006, the Corporation completed a detailed analysis of all deferred tax accounts, and determined that net deferred income tax liabilities were overstated by $4.1 million. This overstatement primarily relates to a deferred tax liability associated with property, plant, and equipment, partially offset by an overstated deferred tax asset associated with inventory. In analyzing the difference, the Corporation determined that the items originated in fiscal years prior to 2002. To correct this difference, the Corporation reduced income tax expense in the fourth quarter of 2006 by $4.1 million. The effect of this adjustment is to reduce the effective income tax rate related to continuing operations by 2.1 percentage points for the year and increase earnings per share from continuing operations by $0.08.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Corporation's deferred tax liabilities and assets are as follows:

(In thousands)	2007	2006	2005
Net long-term deferred tax liabilities:			
Tax over book depreciation	**$ 1,614**	$ (1,052)	$(16,458)
Compensation	**4,624**	4,899	5,907
Goodwill	**(38,559)**	(33,826)	(30,499)
Other – net	**5,649**	658	5,577
Total net long-term deferred tax liabilities	**(26,672)**	(29,321)	(35,473)
Net current deferred tax assets:			
Allowance for doubtful accounts	**3,491**	3,563	3,858
Vacation accrual	**5,302**	5,323	4,924
Inventory differences	**2,572**	3,096	5,720
Deferred income	**(4,484)**	(5,880)	(6,596)
Warranty accruals	**4,234**	3,906	3,847
Other – net	**6,713**	5,432	4,078
Total net current deferred tax assets	**17,828**	15,440	15,831
Net deferred tax (liabilities) assets	**$ (8,844)**	$(13,881)	$(19,642)

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Corporation may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures.

The Corporation adopted the provisions of FIN 48 on December 31, 2006, the beginning of fiscal 2007. As a result of the implementation of FIN 48, the Corporation recognized a $1.7 million increase in the liability for unrecognized benefits. This increase in liability resulted in a decrease to the December 31, 2006 retained earnings balance in the amount of $0.5 million and a reduction in deferred tax liabilities of $1.2 million.

(in thousands)	
Unrecognized tax benefits, December 31, 2006	$ 3,895
Increases in positions taken in a prior period	49
Decreases in positions taken in a prior period	(6)
Increases in positions taken in a current period	1,018
Decreases due to settlements	(2,117)
Unrecognized tax benefits, December 29, 2007	**$ 2,839**

The amount of unrecognized tax benefits which would impact the Corporation's effective tax rate, if recognized, was $2.7 million at December 31, 2006 and $2.3 million at December 29, 2007.

The Corporation recognized interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, which is consistent with the recognition of these items in prior reporting. Interest and penalties recognized in the Income Statement amounted to a benefit of $0.5 million. As of December 31, 2006, the Corporation had recorded a liability for interest and penalties related to unrecognized tax benefits of $0.9 million. As of December 29, 2007, the Corporation had a recorded liability for interest and penalties related to unrecognized tax benefits of $0.4 million.

The Internal Revenue Service (the "IRS") has completed the examination of all federal income tax returns through 2003 with no issues pending or unresolved. The years 2004 through 2007 remain open for examination by the IRS. The years 2002 through 2007 are currently under examination or remain open to examination by several states.

As of December 29, 2007 it is reasonably possible that the amount of unrecognized tax benefits may increase or decrease within the twelve months following the reporting date. These increases or decreases in the unrecognized tax benefits would be due to new positions that may be taken on income tax returns, settlement of tax positions and the closing of statues of limitation. It is not expected that any of the changes will be significant individually or in total to the results or financial position of the Corporation.

Shareholders' Equity

	2007	2006	2005
Common Stock, $1 Par Value			
Authorized	**200,000,000**	200,000,000	200,000,000
Issued and outstanding	**44,834,519**	47,905,351	51,848,591
Preferred Stock, $1 Par Value			
Authorized	**2,000,000**	2,000,000	2,000,000
Issued and outstanding	**–**	–	–

The Corporation purchased 3,581,707; 4,336,987; and 4,059,068 shares of its common stock during 2007, 2006, and 2005, respectively. The par value method of accounting is used for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to Additional Paid-In Capital with the excess charged to Retained Earnings.

Components of accumulated other comprehensive income (loss) consist of the following:

(In thousands)	**2007**	2006	2005
Balance at beginning of period	**$(3,062)**	$ 332	$ 349
Foreign currency translation adjustments – net of tax	**765**	631	293
Change in unrealized gains (losses) on marketable securities – net of tax	**(147)**	–	–
Change in pension and postretirement liability – net of tax	**3,290**	537	(310)
Adjustment to initially apply SFAS 158, net of tax	**–**	(4,562)	–
Balance at end of period	**$ 846**	$(3,062)	$ 332

In May 2007, the Corporation registered 300,000 shares of its common stock under its 2007 Equity Plan for Non-Employee Directors of HNI Corporation. This plan permits the Corporation to issue to its non-employee directors options to purchase shares of the Corporation's common stock, restricted stock of the Corporation, and awards of the Corporation's common stock. The plan also permits non-employee directors to elect to receive all or a portion of their annual retainers and other compensation in the form of shares of the Corporation's common stock. Upon approval of this plan in May 2007, no awards are granted under the 1997 Equity Plan for Non-Employee Directors of HNI Corporation, but all outstanding awards previously granted under that plan shall remain outstanding in accordance with their terms. During 2007, 2006, and 2005, 16,194; 13,947; and 13,621 shares of the Corporation's common stock were issued under these plans, respectively.

Cash dividends declared and paid per share for each year are:

(In dollars)	**2007**	2006	2005
Common shares	**$.78**	$.72	$.62

During 2002, shareholders approved the 2002 Members' Stock Purchase Plan, as amended January 1, 2007. Under the plan, 800,000 shares of common stock were registered for issuance to participating members. Beginning on June 30, 2002, rights to purchase stock are granted on a quarterly basis to all members who customarily work 20 hours or more per week and who customarily work for five months or more in any calendar year. The price of the stock purchased under the plan is 85% of the closing price on the exercise date. No member may purchase stock under the plan in an amount which exceeds a maximum fair value of $25,000 in any calendar year. During 2007, 127,436 shares of common stock were issued under the plan at an average price of $33.43. During 2006, 114,397 shares of common stock were issued under the plan at an average price of $40.03. During 2005, 77,410 shares of common stock were issued under the plan at an average price of $44.87. An additional 280,180 shares were available for issuance under the plan at December 29, 2007.

The Corporation has granted rights to purchase shares of the Corporation's common stock pursuant to a shareholders' rights plan. The rights become exercisable in connection with certain acquisitions of 20% or more of the Corporation's common stock by any person or group in a transaction not approved by the Corporation's Board of Directors. Each right entitles its holder to purchase shares of common stock of the Corporation with a market value of $400 at a price of $200, unless the Board authorizes the rights be redeemed. The rights may be redeemed for $0.01 per right at any time before the rights become exercisable. In certain instances, the right to purchase applies to the capital stock of the acquirer instead of the common stock of the Corporation. The Corporation has reserved preferred shares necessary for issuance should the rights be exercised. The rights are scheduled to expire on August 20, 2008.

The Corporation has entered into change-in-control employment agreements with some corporate officers and certain other key employees. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Corporation's common stock when more than one-third of the Corporation's Board of Directors is composed of persons not recommended by at least three-fourths of the incumbent Board of Directors, upon certain business combinations involving the Corporation, or upon approval by the Corporation's shareholders of a complete liquidation or dissolution. Upon a change in control, a key employee is deemed to have a two-year employment agreement with the Corporation, and all of his or her benefits vest under the Corporation's compensation plans. If, at any time within two years of the change in control, his or her employment is terminated by the Corporation for any reason other than cause or disability, or by the key employee for good reason, as such terms are defined in the agreement, then the key employee is entitled to receive, among other benefits, a severance payment equal to two times (three times for the Corporation's Chairman, President and CEO) his or her annual salary and the average of the prior two years' bonuses.

Stock-Based Compensation

Under the Corporation's 2007 Stock-Based Compensation Plan (the "Plan"), as amended effective May 8, 2007, the Corporation may award options to purchase shares of the Corporation's common stock and grant other stock awards to executives, managers, and key personnel. Upon approval of this plan in May 2007, no future awards are granted under the Corporation's 1995 Stock-Based Compensation Plan, as amended, but all outstanding awards previously granted under that plan shall remain outstanding in accordance with their terms. As of December 29, 2007 there were approximately 5.0 million shares available for future issuance under the 2007 Plan. The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors. Restricted stock awarded under the Plan is expensed ratably over the vesting period of the awards. Stock options awarded to members under the Plan must be at exercise prices equal to or exceeding the fair market value of the Corporation's common stock on the date of grant. Stock options are generally subject to four-year cliff vesting and must be exercised within 10 years from the date of grant.

The Corporation also has a shareholder-approved Members' Stock Purchase Plan (the "MSP Plan"). The price of the stock purchased under the MSP Plan is 85% of the closing price on the applicable purchase date. During 2007, 127,436 shares of the Corporation's common stock were issued under the MSP Plan at an average price of $33.43.

The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), beginning January 1, 2006, using the modified prospective transition method. This statement requires the Corporation to measure the cost of employee services in exchange for an award of equity instruments based on the grant date fair value of the award and to recognize cost over the requisite service period. Under the modified prospective transition method, financial statements for periods prior to the date of adoption are not adjusted for the change in accounting.

Prior to January 1, 2006, the Corporation used the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore did not recognize compensation expense in association with options granted at or above the market price of common stock at the date of grant.

As a result of adopting the new standard, earnings before income taxes for the year ended December 29, 2007 decreased by $3.6 million, and net earnings decreased by $2.4 million, or $.05 per basic share and $.05 per diluted share. These results reflect stock compensation expense of $3.6 million and tax benefits of $1.2 million for the period. For the year ended December 30, 2006, earnings before income taxes decreased by $3.2 million and net earnings decreased by $2.1 million, or $.04 per basic share and $.04 per diluted share.

Adoption of the new standard also affected the presentation of cash flows. The change is related to tax benefits associated with tax deductions that exceed the amount of compensation expense recognized in the financial statements. For the years ended December 29, 2007, and December 30, 2006, cash flow from operating activities was reduced by $0.8 million and $0.9 million and cash flow from financing activities was increased by $0.8 million and $0.9 million, respectively, as a result of the new standard.

Concurrent with the adoption of the new statement, the Corporation began to use the non-substantive vesting period approach for attributing stock compensation to individual periods. The nominal vesting period approach was used in determining the stock compensation expense for the Corporation's pro forma net earnings disclosure for the year ended December 31, 2005, as presented in the table below. The change in the attribution method will not affect the ultimate amount of stock compensation expense recognized, but it has accelerated the recognition of such expense for non-substantive vesting conditions, such as retirement eligibility provisions. Under both approaches, the Corporation elected to recognize stock compensation on a straight-line basis.

The following table presents a reconciliation of reported net earnings and per share information to pro forma net earnings and per share information that would have been reported if the fair value method had been used to account for stock-based employee compensation in 2005.

(In millions, except per share data)	2005
Net income, as reported	$137.4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1.8
Pro forma net income	$135.6
Earnings per share	
Basic – as reported	$ 2.51
Basic – pro forma	$ 2.48
Diluted – as reported	$ 2.50
Diluted – pro forma	$ 2.47

The stock compensation expense for the years ended December 29, 2007 and December 30, 2006, and the stock compensation expense used in the preceding disclosure of pro forma earnings for the year ended December 31, 2005, was estimated on the date of grant using the Black-Scholes option-pricing model that used the following assumptions by grant year.

	Year Ended Dec 29, 2007	Year Ended Dec 30, 2006	Year Ended Dec 31, 2005
Expected term	**7 years**	7 years	7 years
Expected volatility			
Range used	**26.97%**	29.75%–31.23%	31.77%–33.49%
Weighted-average	**26.97%**	31.21%	33.47%
Expected dividend yield			
Range used	**1.60%**	1.24%–1.43%	1.17%–1.45%
Weighted-average	**1.60%**	1.24%	1.45%
Risk-free interest rate			
Range used	**4.71%**	4.62%–5.09%	4.21%–4.57%

Expected volatilities are based on historical volatility as the Corporation does not feel that future volatility over the expected term of the options is likely to differ from the past. The Corporation used a simple-average calculation method based on monthly frequency points for the prior seven years. The Corporation used the current dividend yield as there are no plans to substantially increase or decrease its dividends. The Corporation elected to use the simplified method as allowed by Staff Accounting Bulletin No. 107 "Share Based Payment" ("SAB No. 107") to determine the expected term since the awards qualified as "plain vanilla" options as defined in SAB No. 107. The risk-free interest rate was selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

The following table summarizes the changes in outstanding stock options since the beginning of fiscal 2005.

	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2005	1,308,450	$28.65
Granted	175,800	42.81
Exercised	(331,500)	25.14
Forfeited	(24,100)	30.95
Outstanding at December 31, 2005	1,128,650	$31.84
Granted	135,946	58.06
Exercised	(68,500)	22.51
Forfeited	(22,480)	39.91
Outstanding at December 30, 2006	1,173,616	$35.27
Granted	**185,823**	**48.66**
Exercised	**(214,000)**	**24.86**
Forfeited	**(102,373)**	**46.14**
Outstanding at December 29, 2007	**1,043,066**	**$38.72**

A summary of the Corporation's nonvested shares as of December 29, 2007 and changes during the year are presented below:

Nonvested Shares	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 30, 2006	665,966	$15.97
Granted	**185,823**	**15.67**
Vested	**(202,500)**	**11.17**
Forfeited	**(102,373)**	**17.64**
Nonvested at December 29, 2007	**546,916**	**$17.34**

At December 29, 2007, there was $4.2 million of unrecognized compensation cost related to nonvested awards, which the Corporation expects to recognize over a weighted-average period of 1.3 years. Information about stock options that are vested or expected to vest and that are exercisable at December 29, 2007, follows:

Options	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value ($000s)
Vested or expected to vest	**998,626**	**$38.32**	**6.1**	**–**
Exercisable	**496,150**	**$29.73**	**4.5**	**$2.893**

The weighted-average grant-date fair value of options granted was $15.67, $21.39, and $15.74 for 2007, 2006, and 2005, respectively. Other information for the year follows:

	Year Ended		
(In thousands)	**Dec. 29, 2007**	Dec. 30, 2006	Dec. 31, 2005
Total fair value of shares vested	**$2,261**	$1,702	$ 875
Total intrinsic value of options exercised	**4,673**	1,987	8,447
Cash received from exercise of stock options	**5,321**	1,542	8,334
Tax benefit realized from exercise of stock options	**1,551**	725	2,999

Retirement Benefits

The Corporation has defined contribution profit-sharing plans covering substantially all members who are not participants in certain defined benefit plans. The Corporation's annual contribution to the defined contribution plans is based on member eligible earnings and results of operations and amounted to $28.1 million, $28.2 million, and $27.4 million, in 2007, 2006, and 2005, respectively.

The Corporation sponsors defined benefit plans which include a limited number of salaried and hourly members at certain subsidiaries. The Corporation's funding policy is generally to contribute annually the minimum actuarially computed amount. Net pension costs relating to these plans were $0, $0, and $653,000, in 2007, 2006, and 2005, respectively. The increase in 2005 is due to a plan curtailment resulting from the shutdown of an office furniture facility in Van Nuys, California. The actuarial present value of obligations, less related plan assets at fair value, is not significant.

The Corporation also participates in a multi-employer plan, which provides defined benefits to certain of the Corporation's union members. Pension expense for this plan amounted to $376,000, $352,000, and $353,000, in 2007, 2006, and 2005, respectively.

Postretirement Health Care

The Corporation adopted SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" for its 2006 year-end financial statement and recognized on the 2006 balance sheet the funded status of other postretirement benefit plans. The following table provides the information required by SFAS No. 158. The table also provides the funded status of the plan, reconciled to the accrued postretirement benefit costs recognized in the Corporation's balance sheets for the years prior to the adoption of the new standard.

(In thousands)	**2007**	2006	2005
Change in benefit obligation			
Benefit obligation at beginning of year	**$19,082**	$ 19,738	$ 18,958
Service cost	**480**	326	303
Interest cost	**1,067**	1,053	1,057
Plan changes	**(584)**	0	0
Benefits paid	**(1,361)**	(1,218)	(1,503)
Actuarial (gain) or loss	**(3,081)**	(817)	923
Benefit obligation at end of year	**$15,603**	$ 19,082	$ 19,738
Change in plan assets			
Fair value at beginning of year	**$ 6,693**	$ 7,582	$ 8,777
Actual return on assets	**487**	326	300
Employer contributions	**0**	3	8
Benefits paid	**(1,361)**	(1,218)	(1,503)
Fair value at end of year	**$ 5,819**	$ 6,693	$ 7,582
Funded status of plan	**$ (9,784)**	$(12,388)	$(12,156)
Amounts recognized in the Statement of Financial Position consist of:			
Current liabilities	**$ 0**	$ 0	–
Noncurrent liabilities	**$ 9,784**	$ 12,388	–
Amounts recognized in Accumulated Other Comprehensive Income (before tax) consist of:			
Unrecognized actuarial (gain)/loss	**$ (1,273)**	$ 2,069	–
Unrecognized transition (asset)/obligation	**2,654**	3,618	–
Unrecognized prior service cost	**0**	431	–
	$ 1,381	$ 6,118	–
Change in Accumulated Other Comprehensive Income (before tax):			
Amount disclosed at beginning of year	**$ 6,118**	$ 0	–
Change during year prior to SFAS 158 adoption	**–**	0	–
Change due to the adoption of SFAS 158	**–**	6,118	–
Change due to unrecognized actuarial (gain)/loss	**(3,342)**	0	–
Change due to unrecognized transition (asset)/obligation	**(964)**	0	–
Change due to unrecognized prior service cost	**(431)**	0	–
Amount disclosed at end of year	**$ 1,381**	$ 6,118	–
Reconciliation of funded status			
Funded status	**N/A**	N/A	$(12,156)
Unrecognized actuarial (gain) or loss	**N/A**	N/A	3,132
Unrecognized transition obligation or (asset)	**N/A**	N/A	4,199
Unrecognized prior service cost	**N/A**	N/A	661
Net amount recognized at year-end	**N/A**	N/A	$ (4,164)

Estimated future benefit payments (In thousands)	
Fiscal 2008	$1,120
Fiscal 2009	1,116
Fiscal 2010	1,126
Fiscal 2011	1,127
Fiscal 2012	1,149
Fiscal 2013-2017	6,296
Expected contributions during fiscal 2008	
Total	$ 0

Plan Assets – Percentage of Fair Value by Category

	2007	2006	2005
Cash equivalents	**0%**	1%	0%
Equity	**25%**	25%	0%
Debt	**75%**	74%	0%
Other	**0%**	0%	100%
Total	**100%**	100%	100%

The Corporation invested these funds in high-grade money market instruments in 2005 and 2004.

The discount rates at fiscal year-end 2007, 2006, and 2005, were 6.4%, 5.8%, and 5.5% respectively. The Corporation's payment for these benefits has reached the maximum amounts per the plan; therefore, healthcare trend rates have no impact on the Corporation's cost.

Components of Net Periodic Postretirement Benefit Cost

(In thousands)	2008
Service cost	$ 396
Interest cost	963
Expected return on assets	(358)
Amortization of unrecognized net (gain)/loss	508
Net periodic postretirement benefit cost/(income)	$1,509

A discount rate of 6.4% and an expected long-term return on plan assets of 6.8% were used to determine net periodic benefit cost for 2008. The discount rate is set at the measurement date to reflect the yield of a portfolio of high quality, fixed income debt instruments. The expected return on plan assets is based on the specific allocation of assets and an analysis of current market conditions.

Leases

The Corporation leases certain warehouses, plant facilities, and equipment. Commitments for minimum rentals under non-cancelable leases at the end of 2007 are as follows:

(In thousands)	Capitalized Leases	Operating Leases
2008	$ 552	$ 35,858
2009	431	30,871
2010	258	26,857
2011	168	22,795
2012	–	10,224
Thereafter	–	18,807
Total minimum lease payments	1,409	$145,412
Less: amount representing interest	171	
Present value of net minimum lease payments, including current maturities of $462	$1,238	

Property, plant, and equipment at year-end include the following amounts for capitalized leases:

(In thousands)	2007	2006	2005
Buildings	**$3,299**	$3,299	$3,299
Machinery and equipment	**906**	–	38
Office equipment	**–**	–	761
	4,205	3,299	4,098
Less: allowances for depreciation	**3,084**	2,954	3,564
	$1,121	$ 345	$ 534

Rent expense for the years 2007, 2006, and 2005, amounted to approximately $35.6 million, $32.1 million, and $19.5 million, respectively. The Corporation has an operating lease for a production facility with annual rentals totaling approximately $380,000 with a corporation in which the minority owner of one of the Corporation's consolidated subsidiaries is an investor. Contingent rent expense under both capitalized and operating leases (generally based on mileage of transportation equipment) amounted to $0, $165,000, and $169,000, for the years 2007, 2006, and 2005, respectively.

Guarantees, Commitments and Contingencies

The Corporation utilizes letters of credit in the amount of $25 million to back certain financing instruments, insurance policies and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined.

The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the course of its business, including pending litigation, environmental remediation, taxes, and other claims. It is the Corporation's opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

Significant Customer

One office furniture customer accounted for approximately 11%, 12%, and 12% of consolidated net sales in 2007, 2006, and 2005, respectively.

Operating Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," management views the Corporation as being in two operating segments: office furniture and hearth products, with the former being the principal segment. The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture, which includes storage products, desks, credenzas, chairs, tables, bookcases, freestanding office partitions and panel systems, and other related products. The hearth products segment manufactures and markets a broad line of gas, electric, and wood-burning fireplaces, inserts, stoves, facings, and accessories, principally for the home.

For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. These unallocated corporate expenses include the net costs of the Corporation's corporate operations, interest income, and interest expense. Management views interest income and expense as corporate financing costs and not as an operating segment cost. In addition, management applies an effective income tax rate to its consolidated income before income taxes so income taxes are not reported or viewed internally on a segment basis. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, and corporate office real estate and related equipment.

No geographic information for revenues from external customers or for long-lived assets is disclosed since the Corporation's primary market and capital investments are concentrated in the United States.

Reportable segment data reconciled to the consolidated financial statements for the years ended 2007, 2006, and 2005, is as follows for continuing operations:

(In thousands)	**2007**	2006	2005
Net sales:			
Office furniture	**$2,108,439**	$2,077,040	$1,838,386
Hearth products	**462,033**	602,763	594,930
	$2,570,472	$2,679,803	$2,433,316
Operating profit:			
Office furniture [(a)(b)]	**$ 194,692**	$ 181,811	$ 177,487
Hearth products [(c)]	**36,444**	58,699	74,822
Total operating profit	**231,136**	240,510	252,309
Unallocated corporate expenses	**(53,992)**	(47,105)	(36,424)
Income before income taxes	**$ 177,144**	$ 193,405	$ 215,885
Depreciation and amortization expense:			
Office furniture	**$ 49,294**	$ 48,753	$ 43,967
Hearth products	**14,453**	16,559	15,275
General corporate	**4,426**	4,191	6,272
	$ 68,173	$ 69,503	$ 65,514
Capital expenditures:			
Office furniture	**$ 47,408**	$ 42,126	$ 27,760
Hearth products	**8,736**	11,093	8,498
General corporate	**2,770**	6,705	5,544
	$ 58,914	$ 59,924	$ 41,802
Identifiable assets:			
Office furniture	**$ 724,447**	$ 748,285	$ 617,591
Hearth products	**356,273**	359,646	361,568
General corporate	**126,256**	118,428	161,112
	$1,206,976	$1,226,359	$1,140,271

(a) Included in operating profit for the office furniture segment are pretax charges of $8.7 million, $2.8 million, and $3.5 million, for closing of facilities and impairment charges in 2007, 2006, and 2005, respectively.
(b) Includes minority interest.
(c) Included in operating profit for the hearth products segment are pretax charges of $1.1 million for closing facilities in 2007.

Summary of Quarterly Results of Operations (Unaudited)

The following table presents certain unaudited quarterly financial information for each of the past 12 quarters. In the opinion of the Corporation's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2007				
Net sales	$609,200	$618,160	$674,628	$668,484
Cost of products sold	402,500	402,523	434,385	425,289
Gross profit	206,700	215,637	240,243	243,195
Selling and administrative expenses	170,814	169,559	176,904	185,052
Restructuring related charges (income)	(136)	728	4,264	4,932
Operating income	36,022	45,350	59,075	53,211
Interest income (expense) – net	(4,036)	(4,578)	(4,489)	(3,829)
Earnings from continuing operations before income taxes and minority interest	31,986	40,772	54,586	49,382
Income taxes	11,363	14,404	19,342	12,032
Minority interest in earnings of a subsidiary	(28)	(25)	(63)	(163)
Income from continuing operations	20,651	26,393	35,307	37,513
Discontinued operations, less applicable taxes	30	484	–	–
Net income	$ 20,681	$ 26,877	$ 35,307	$ 37,513
Net income from continuing operations – basic	$ .43	$ .56	$ .76	$ .82
Net income from discontinued operations – basic	.00	.01	–	–
Net income per common share – basic	$ .43	$ .57	$ .76	$ .82
Weighted-average common shares outstanding – basic	47,996	46,937	46,256	45,550
Net income from continuing operations – diluted	$ .43	$ .56	$ .76	$ .82
Net income from discontinued operations – diluted	.00	.01	–	–
Net income per common share – diluted	$ .43	$ .57	$ .76	$ .82
Weighted-average common shares outstanding – diluted	48,278	47,199	46,487	45,775
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	33.9	34.9	35.6	36.4
Selling and administrative expenses	28.0	27.4	26.2	27.7
Restructuring related charges	(0.0)	0.1	0.6	0.7
Operating income	5.9	7.3	8.8	8.0
Income taxes	1.9	2.3	2.9	1.8
Income from continuing operations	3.4	4.3	5.2	5.6
Discontinued operations, less applicable taxes	0.0	0.1	–	–
Net income	3.4	4.3	5.2	5.6

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2006				
Net sales	$645,565	$667,706	$684,317	$682,215
Cost of products sold	416,610	434,060	447,587	454,625
Gross profit	228,955	233,646	236,730	227,590
Selling and administrative expenses	181,188	184,806	176,134	175,548
Restructuring related charges (income)	1,719	228	(27)	909
Operating income	46,408	48,612	60,623	51,133
Interest income (expense) – net	(1,108)	(3,425)	(4,111)	(4,540)
Earnings from continuing operations before income taxes and minority interest	44,940	45,187	56,512	46,593
Income taxes[1]	16,403	16,493	20,627	10,147
Minority interest in earnings of a subsidiary	(39)	(22)	(24)	(25)
Income from continuing operations	28,576	28,716	35,909	36,471
Discontinued operations, less applicable taxes	(106)	(64)	(147)	(5,980)
Net income	$ 28,470	$ 28,652	$ 35,762	$ 30,491
Net income from continuing operations – basic	$ .55	$ .56	$ .73	$ .76
Net income from discontinued operations – basic	(.00)	(.00)	(.00)	(.13)
Net income per common share – basic	$ .55	$ .56	$ .73	$ .63
Weighted-average common shares outstanding – basic	51,836	51,009	49,324	48,069
Net income from continuing operations – diluted	$ .55	$ .56	$ .72	$ .75
Net income from discontinued operations – diluted	(.00)	(.00)	(.00)	(.12)
Net income per common share – diluted	$ .55	$ .56	$ .72	$ .63
Weighted-average common shares outstanding – diluted	52,229	51,339	49,592	48,363
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	35.5	35.0	34.6	33.4
Selling and administrative expenses	28.1	27.7	25.7	25.7
Restructuring related charges	0.3	0.0	(0.0)	0.1
Operating income	7.2	7.3	8.9	7.5
Income taxes	2.5	2.5	3.0	1.5
Income from continuing operations	4.4	4.3	5.2	5.3
Discontinued operations, less applicable taxes	(0.0)	(0.0)	(0.0)	(0.9)
Net income	4.4	4.3	5.2	4.5

(1) The Corporation recorded a $4.1 million tax benefit in the 4th quarter of 2006 as discussed in the "Income Taxes" footnote to the financial statements.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2005				
Net sales	$558,168	$589,620	$628,291	$657,237
Cost of products sold	363,139	376,169	393,200	416,967
Gross profit	195,029	213,451	235,091	240,270
Selling and administrative expenses	154,244	158,936	170,837	179,650
Restructuring related charges	–	–	1,071	2,391
Operating income	40,785	54,515	63,183	58,229
Interest income (expense) – net	55	98	(498)	(492)
Earnings from continuing operations before income taxes and minority interest	40,840	54,613	62,685	57,737
Income taxes	14,498	19,386	22,251	21,580
Minority interest in earnings of a subsidiary	–	–	(11)	5
Income from continuing operations	26,342	35,227	40,445	36,152
Discontinued operations, less applicable taxes	(220)	(242)	116	(400)
Net income	$ 26,122	$ 34,985	$ 40,561	$ 35,752
Net income from continuing operations – basic	$ 48	$ 64	$ .74	$ .68
Net income from discontinued operations – basic	(.01)	(.01)	.00	(.01)
Net income per common share – basic	$ 47	$ 63	$ .74	$ .67
Weighted-average common shares outstanding – basic	55,176	55,131	55,012	53,278
Net income from continuing operations – diluted	$ 47	$ 63	$ 73	$ .67
Net income from discontinued operations – diluted	(.00)	(.00)	00	(.00)
Net income per common share – diluted	$ 47	$ 63	$ 73	$ .67
Weighted-average common shares outstanding – diluted	55,551	55,513	55,447	53,693
As a Percentage of Net Sales				
Net sales	100 0%	100 0%	100 0%	100 0%
Gross profit	34 9	36 2	37.4	36.6
Selling and administrative expenses	27 6	27 0	27 2	27 3
Restructuring related charges	–	–	0 2	0 4
Operating income	7 3	9 2	10 1	8 9
Income taxes	2 6	3 3	3.5	3 3
Income from continuing operations	4.7	6 0	6.4	5.5
Discontinued operations, less applicable taxes	(0.0)	(0 0)	0.0	(0 1)
Net income	4.7	5 9	6.5	5 4

	2007	2006	2005	2004	2003
Per Common Share Data (Basic and Dilutive)					
Income from continuing operations – basic	**$ 2.57**	$ 2.59	$ 2.53	$ 1.99	$ 1.69
Income from continuing operations – diluted	**2.55**	2.57	2.51	1.97	1.68
Net income – basic	**2.58**	2.46	2.51	1.99	1.69
Net income – diluted	**2.57**	2.45	2.50	1.97	1.68
Cash dividends	**.78**	.72	.62	.56	.52
Book value – year-end	**10.24**	10.35	11.46	12.10	12.19
Net working capital – year-end	**2.33**	3.04	2.48	1.96	3.71
Operating Results (Thousands of Dollars)					
Net sales	**$2,570,472**	$2,679,803	$2,433,316	$2,084,435	$1,755,728
Gross profit as a % of net sales	**35.2%**	34.6%	36.3%	36.0%	36.4%
Interest expense	**$ 18,161**	$ 14,323	$ 2,355	$ 886	$ 2,970
Income from continuing operations	**119,864**	129,672	138,166	113,660	98,105
Income from continuing operations as a % of net sales	**4.7%**	4.8%	5.7%	5.5%	5.6%
Discontinued operations[(a)]	**$ 514**	$ (6,297)	$ (746)	$ (78)	–
Net income	**120,378**	123,375	137,420	113,582	98,105
Net income as a % of net sales	**4.7%**	4.6%	5.6%	5.4%	5.6%
Cash dividends	**$ 36,408**	$ 36,028	$ 33,841	$ 32,023	$ 30,299
% return on average shareholders' equity	**25.2%**	22.6%	21.8%	16.5%	14.5%
Depreciation and amortization	**$ 68,173**	$ 69,503	$ 65,514	$ 66,703	$ 72,772
Distribution of Net Income					
% paid to shareholders	**30.2%**	29.2%	24.6%	28.2%	30.9%
% reinvested in business	**69.8%**	70.8%	75.4%	71.8%	69.1%
Financial Position (Thousands of Dollars)					
Current assets	**$ 489,072**	$ 504,174	$ 486,598	$ 374,579	$ 462,122
Current liabilities	**384,461**	358,542	358,174	266,250	245,816
Working capital	**104,611**	145,632	128,424	108,329	216,306
Current ratio	**1.27**	1.41	1.36	1.41	1.88
Total assets	**$1,206,976**	$1,226,359	$1,140,271	$1,021,657	$1,021,826
% return on beginning assets employed	**15.8%**	18.1%	21.2%	17.5%	14.7%
Long-term debt and capital lease obligations	**$ 281,091**	$ 285,974	$ 103,869	$ 3,645	$ 4,126
Shareholders' equity	**458,908**	495,919	593,944	669,163	709,889
Current Share Data					
Number of shares outstanding at year-end	**44,834,519**	47,905,351	51,848,591	55,303,323	58,238,519
Weighted-average shares outstanding during year – basic	**46,684,774**	50,059,443	54,649,199	57,127,110	58,178,739
Weighted-average shares outstanding during year – diluted	**46,925,161**	50,374,758	55,033,741	57,577,630	58,545,353
Number of shareholders of record at year-end	**7,625**	7,475	6,702	6,465	6,416
Other Operational Data					
Capital expenditures (thousands of dollars)	**$ 58,568**	$ 58,921	$ 38,912	$ 32,417	$ 34,842
Members (employees) at year-end	**13,271[(b)]**	14,170[(b)]	12,504[(b)]	10,589[(b)]	8,926

(a) Component reported as discontinued operations acquired in 2004.

(b) Includes acquisitions completed during the fiscal year.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN



Annual Return	2002	2003	2004	2005	2006	2007
HNI Corporation	$100.0	$160.1	$161.3	$208.4	$171 0	$139.5
S&P500	$100.0	$128.9	$143.3	$150.3	$174 0	$184.8
OFIG*	$100 0	$131.6	$137.5	$145.2	$186.9	$161.9

** The Office Furniture Industry Group (OFIG) is a composite peer index constructed by the Corporation It is weighted by market capitalization and comprised of the following companies Herman Miller Inc., Kimball International, Inc., Teknion Corporation, and Steelcase Inc It is weighted each quarter according to the market capitalization of its constituents on the last trading day of the Corporation's prior fiscal quarter*

Total returns for HNI Corporation, S&P 500 and OFIG are depicted at the end of Corporation's fiscal years The total return assumes $100 00 invested in each of HNI Corporation's Common Stock, the S&P 500 and the Office Furniture Industry Group Stocks on December 27, 2002, plus further reinvestment of dividends on the date of dividend payment S&P 500 returns assume S&P 500 dividends are paid and reinvested on the last trading day of the Corporation's fiscal quarter

The comparative performance of the Corporation's Common Stock against the indexes as depicted in this graph is dependent on the price of stock at a particular measurement point in time Since individual stocks are more volatile than broader stock indexes, the perceived comparative performance of the Corporation's Common Stock may vary based on the strength or weakness of the stock price at the new measurement point used in each future annual report graph For this reason, the Corporation does not believe that this graph should be considered as the sole indicator of the Corporation's performance

Common Stock Market Prices and Dividends (Unaudited)

QUARTERLY 2007–2005

2007 by Quarter	High	Low	Dividends per Share
1st	**$51.65**	**$43.95**	**$.195**
2nd	**47.94**	**40.14**	**.195**
3rd	**45.35**	**35.56**	**.195**
4th	**44.32**	**33.79**	**.195**
Total dividends paid			**$ .78**

2006 by Quarter	High	Low	Dividends per Share
1st	$61.68	$54.83	$ .18
2nd	59.70	44 68	.18
3rd	46 14	38.34	.18
4th	48.31	41.05	.18
Total dividends paid			$ .72

2005 by Quarter	High	Low	Dividends per Share
1st	$45.70	$38.80	$.155
2nd	54.23	44.65	.155
3rd	60.23	50 92	155
4th	62 41	46 94	155
Total dividends paid			$ 62

Common Stock Market Price and Price/Earnings Ratio (Unaudited)

FISCAL YEARS 2007–2003

	Market Price		Diluted Earnings	Price/Earnings Ratio	
Year	High	Low	per Share	High	Low
2007	**$51.65**	**$33.79**	**$2.57**	**20**	**13**
2006	61.68	38 34	2.45	25	16
2005	62 41	38 80	2 50	25	16
2004	45 71	35 25	1 97	23	18
2003	44 12	24.65	1.68	26	15
Five-year average				24	15

FORWARD-LOOKING STATEMENTS

Statements in this report that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results.

These risks include, without limitation:

- the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products, and brand building, (d) investments in distribution and rapid continuous improvement, (e) repurchases of common stock, (f) ability to maintain its effective tax rate, and (g) consolidation and logistical realignment initiatives;
- uncertainty related to the availability of cash to fund future growth;
- lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including, with respect to the Corporation's hearth products, the protracted decline in the housing market;
- lower industry growth than expected;
- major disruptions at our key facilities or in the supply of key raw materials, components, or finished goods;
- uncertainty related to disruptions of business by terrorism, military action, epidemic, acts of God, or other Force Majeure events;
- competitive pricing pressure from foreign and domestic competitors;
- higher than expected costs and lower than expected supplies of materials (including steel and petroleum-based materials);
- higher than expected costs for energy and fuel;
- changes in the mix of products sold and customers purchasing;
- restrictions imposed by the terms of the Corporation's revolving credit facility and note purchase agreement; and
- currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on the Corporation. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Because of the foregoing risks, as well as other variables affecting the Corporation's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. The Corporation undertakes no obligation to update, amend, or clarify any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the normal course of business, the Corporation is subjected to market risk associated with interest rate movements. Interest rate risk arises from our variable interest debt obligations. For information related to the Corporation's long-term debt, refer to the Long-Term Debt disclosure in the Notes to Consolidated Financial Statements filed as part of this report. The Corporation does not currently have any significant foreign currency exposure.

The Corporation is exposed to risks arising from price changes for certain direct materials and assembly components used in its operations. The largest such costs incurred by the Corporation are for steel, plastics, textiles, wood particleboard and cartoning. Steel is the most significant raw material used in the manufacturing of products. The market price of plastics and textiles in particular are sensitive to the cost of oil and natural gas. Oil and natural gas prices have increased sharply in the last several years, and as a result, the cost of plastics and textiles has increased. The cost of wood particleboard has been impacted by continued downsizing of production capacity in the wood market as well as increased cost in transportation related to oil increases.

The Corporation works to offset these increased costs through global sourcing initiatives and price increases on its products; however, margins have been negatively impacted due to the lag between cost increases and the Corporation's ability to increase its prices. The Corporation believes future market price increases on its key direct materials and assembly components are likely. Consequently, it views the prospect of such increases as an outlook risk to the business.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HNI CORPORATION:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of HNI Corporation and its subsidiaries (the "Corporation") at December 29, 2007, December 30, 2006, and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the notes to the consolidated financial statements, the Corporation changed the manner in which it accounts for share-based compensation effective January 1, 2006 and the manner in which obligations associated with defined benefit pension and other postretirement plans are presented effective December 30, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management Report on Internal Control Over Financial Reporting, management has excluded Harman Stove Company ("Harman") from its assessment of internal control over financial reporting as of December 29, 2007 because it was acquired by the Corporation in a business purchase combination during 2007. We have also excluded Harman from our audit of internal control over financial reporting. Harman's total assets and total revenues represent approximately 3% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 29, 2007.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
February 25, 2008

Management of HNI Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. HNI Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of HNI Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of HNI Corporation are being made only in accordance with authorizations of management and directors of HNI Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On November 13, 2007, the Corporation completed the acquisition of Harman Stove Company ("Harman") as discussed in the Business Combination footnote to the Corporation's consolidated financial statements. Management excluded Harman from its assessment of the Corporation's internal control over financial reporting as it was acquired during the fiscal year. Harman's total assets and total revenues represent 3% and less than 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 29, 2007.

Management assessed the effectiveness of HNI Corporation's internal control over financial reporting as of December 29, 2007. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Corporation's internal control over financial reporting and testing of the operational effectiveness of the Corporation's internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 29, 2007, HNI Corporation maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 29, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.



STAN A. ASKREN
Chairman, President
and Chief Executive Officer



JERALD K. DITTMER
Vice President and
Chief Financial Officer

February 22, 2008

DEAR SHAREHOLDERS:

The pillars of the HNI Corporation Vision statement (as shown on page 44) are operating profitability, creating long-term shareholder value, pursuing profitable growth, delivering quality in all we do, being a great place to work and, above all, being a responsible corporate citizen.

Our role as members of the Board of Directors is to do our utmost to ensure the realization of the HNI Vision. We do this by supporting HNI Corporation's sound policies and practices, clear and open communications, straightforward management style and conservative financial management. We also believe shareholder interests are best served by well-informed, active and engaged Board members, and this is what each of us strives to be.

We are proud to serve on this Board. We are committed to ensuring the highest standards of ethics and corporate governance in all we do. We thank you for your continued support.

Sincerely,
THE HNI CORPORATION BOARD OF DIRECTORS

Stan A. Askren
Mary H. Bell
Miguel M. Calado
Gary M. Christensen
Cheryl A. Francis
John A. Halbrook
James R. Jenkins
Dennis J. Martin
Larry B. Porcellato
Joseph E. Scalzo
Abbie J. Smith
Brian E. Stern
Ronald V. Waters, III



Board of Directors: *(left to right, standing)* Ronald V. Waters, III, Abbie J. Smith, Brian E. Stern, James R. Jenkins, Larry B. Porcellato, Miguel M. Calado, Stan A. Askren, John A. Halbrook; *(left to right, seated)* Joseph E. Scalzo, Dennis J. Martin, Mary H. Bell, Gary M. Christensen, Cheryl A. Francis

BOARD OF DIRECTORS

Stan A. Askren
Chairman, President and
Chief Executive Officer,
HNI Corporation

Mary H. Bell
Vice President,
Building Construction
Products Division,
Caterpillar Inc.

Miguel M. Calado
Director and Chief
Financial Officer,
Hovione, SA

Gary M. Christensen
Lead Director,
HNI Corporation
Advisor, Wind Point Partners

Cheryl A. Francis
Vice Chairman,
Corporate Leadership Center
Independent Business and
Financial Advisor

John A. Halbrook
Chairman,
Woodward Governor
Company

James R. Jenkins
Senior Vice President
and General Counsel,
Deere & Company

Dennis J. Martin
Independent Business
Consultant
Retired Chairman, President
and Chief Executive Officer,
General Binding Corporation

Larry B. Porcellato
Independent Business
Consultant
Former Chief Executive Officer,
ICI Paints North America

Joseph E. Scalzo
President and
Chief Executive Officer,
WhiteWave and
Morningstar Foods, LLC

Abbie J. Smith
Chaired Professor,
The University of Chicago
Graduate School of Business

Brian E. Stern
Director,
Starboard Capital
Partners, LLC

Ronald V. Waters, III
Director, President and
Chief Operating Officer,
LoJack Corporation

COMMITTEES OF THE BOARD

Audit
Ronald V. Waters, III,
Chairperson

Miguel M. Calado
James R. Jenkins
Joseph E. Scalzo

Human Resources and Compensation
Abbie J. Smith,
Chairperson

Gary M. Christensen
John A. Halbrook
Larry B. Porcellato

Public Policy and Corporate Governance
Dennis J. Martin,
Chairperson

Mary H. Bell
Cheryl A. Francis
Brian E. Stern

HNI CORPORATION OFFICERS

Stan A. Askren
Chairman, President and
Chief Executive Officer

Marshall H. Bridges
Treasurer and Vice President,
Mergers and Acquisitions

Gary L. Carlson
Vice President, Member
and Community Relations

Jerald K. Dittmer
Vice President and
Chief Financial Officer

Robert J. Driessnack
Vice President,
Controller

Tamara S. Feldman
Vice President,
Financial Reporting

Robert D. Hayes
Vice President,
Business Analysis and
General Auditor

Douglas L. Jones
Vice President and
Chief Information Officer

Jeffrey D. Lorenger
Vice President, General
Counsel and Secretary

OPERATING COMPANIES

Timothy J. Anderson
President,
Omni Workspace Company

Farida Chow
President,
Lamex

Bradley D. Determan
Executive Vice President,
HNI Corporation
President,
Hearth & Home Technologies Inc.

David W. Gardner
President,
Paoli Inc.

Eric K. Jungbluth
Executive Vice President,
HNI Corporation
President,
The HON Company

Marco V. Molinari
Executive Vice President,
HNI Corporation
President,
HNI International Inc.

Jean M. Reynolds
President,
Maxon Furniture Inc.

Eugene Sung
Executive Vice President,
HNI Corporation
President,
Allsteel Inc.

Donald C. Wharton
President,
The Gunlocke Company LLC

We, the members of HNI Corporation, are dedicated to creating long-term value for all of our stakeholders, to exceeding our customers' expectations and to making our company a great place to work. We will always treat each other, as well as customers, suppliers, shareholders and our communities, with fairness and respect. Our success depends upon business simplification, rapid continuous improvement and innovation in everything we do, individual and collective integrity, and the relentless pursuit of the following long-standing beliefs:

WE WILL BE PROFITABLE.

We pursue mutually profitable relationships with customers and suppliers. Only when our company achieves an adequate profit can the other elements of this Vision be realized.

WE WILL CREATE LONG-TERM VALUE FOR SHAREHOLDERS.

We create long-term value for shareholders by earning financial returns significantly greater than our cost of capital and pursuing profitable growth opportunities. We will safeguard our shareholders' equity by maintaining a strong balance sheet to allow flexibility in responding to a continuously changing market and business environment.

WE WILL PURSUE PROFITABLE GROWTH.

We pursue profitable growth on a global basis in order to provide continued job opportunities for members and financial success for all stakeholders.

WE WILL BE A SUPPLIER OF QUALITY PRODUCTS AND SERVICES.

We provide reliable products and services of high quality and brand value to our end-users. Our products and services exceed our customers' expectations and enable our distributors and our company to make a fair profit.

WE WILL BE A GREAT PLACE TO WORK.

We pursue a participative environment and support a culture that encourages and recognizes excellence, active involvement, ongoing learning and contributions of each member; that seeks out and values diversity; and that attracts and retains the most capable people who work safely, are motivated and are devoted to making our company and our members successful.

WE WILL BE A RESPONSIBLE CORPORATE CITIZEN.

We conduct our business in a way that sustains the well-being of society, our environment and the economy in which we live and work. We follow ethical and legal business practices. Our company supports our volunteer efforts and provides charitable contributions so that we can actively participate in the civic, cultural, educational, environmental and governmental affairs of our society.

TO OUR STAKEHOLDERS:

When our company is appreciated by its members, favored by its customers, supported by its suppliers, respected by the public and admired by its shareholders, this Vision is fulfilled.



VALASSIS COMMUNICATIONS, INC.
19975 VICTOR PARKWAY
LIVONIA, MI 48152

BEST AVAILABLE COPY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TO BE HELD APRIL 24, 2008

It is my pleasure to invite you to this year's annual meeting of stockholders of Valassis Communications, Inc., which will be held at Valassis Corporate Headquarters, 19975 Victor Parkway, Livonia, Michigan 48152 on the 24th day of April, 2008, at 9:00 a.m. (Eastern Daylight Time). The purpose of the annual meeting is to:

(1) elect nine directors to our Board of Directors to hold office until our next annual meeting of stockholders or until their respective successors are duly elected and qualified;

(2) approve the Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan;

(3) approve the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan;

(4) ratify the appointment of Deloitte & Touche LLP as our independent auditors for the fiscal year ending December 31, 2008; and

(5) consider any other appropriate matters as may properly come before the annual meeting or any adjournment or adjournments thereof.

Our Board of Directors has fixed the close of business on February 29, 2008 as the record date for the determination of the stockholders entitled to notice of and to vote at the annual meeting. Each share of our common stock is entitled to one vote on all matters presented at the annual meeting.

ALL HOLDERS OF OUR COMMON STOCK (WHETHER THEY EXPECT TO ATTEND THE ANNUAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE OR VOTE BY TELEPHONE OR ON THE INTERNET ACCORDING TO THE INSTRUCTIONS ON THE PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 24, 2008: THE PROXY STATEMENT AND OUR 2007 ANNUAL REPORT ARE AVAILABLE AT WWW.VALASSIS.COM.

By Order of the Board of Directors,

TODD WISELEY
Secretary

March 20, 2008

BEST AVAILABLE COPY

TABLE OF CONTENTS

	Page
NTRODUCTION	1
QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING	1
What is the purpose of the annual meeting?	1
Who is entitled to vote at the meeting?	1
What are the voting rights of the holders of our common stock?	1
Who can attend the annual meeting?	1
What constitutes a quorum?	1
How do I vote?	2
Can I change my vote after I return my proxy card?	2
What are our Board of Directors' recommendations?	2
What vote is required to approve each item?	2
DIRECTORS AND EXECUTIVE OFFICERS	3
ELECTION OF DIRECTORS (PROPOSAL 1)	3
Directors	3
Additional Executive Officers	5
Other Officers	5
OUR CORPORATE GOVERNANCE PRINCIPLES	5
Policies and Procedures	6
Determination of Director Independence	6
Presiding Director	6
Attendance	6
COMMITTEES OF THE BOARD	6
COMPENSATION/STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	8
INDEPENDENT DIRECTOR COMPENSATION	9
EXECUTIVE COMPENSATION/COMPENSATION DISCUSSION AND ANALYSIS	10
Compensation Philosophy	10
Compensation-Setting Process	10
Compensation Elements	11
Cash Compensation	11
Adjustments for Certain Items	13
Equity Compensation	13

Page

Voluntary Stock Ownership Guidelines 14
Retirement Plans 14
Perquisites and Other Personal Benefits 15
Change in Control 15
Income Tax and Accounting Considerations 15
COMPENSATION/STOCK OPTION COMMITTEE REPORT 15
SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2007 16
GRANTS OF PLAN-BASED AWARDS IN 2007 FISCAL YEAR 18
OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END 22
OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2007 25
PENSION BENEFITS 25
POTENTIAL PAYMENTS AND BENEFITS UPON TERMINATION 26
EQUITY COMPENSATION PLAN INFORMATION 33
SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT 33
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 34
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS 35
AUDIT COMMITTEE REPORT 37
APPROVAL OF THE VALASSIS COMMUNICATIONS, INC. 2008 SENIOR EXECUTIVES SEMI-ANNUAL BONUS PLAN (PROPOSAL 2) 38
APPROVAL OF THE VALASSIS COMMUNICATIONS, INC. 2008 OMNIBUS INCENTIVE COMPENSATION PLAN (PROPOSAL 3) 41
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (PROPOSAL 4) 46
Independent Auditors Fees 46
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 47
GENERAL 47
Other Matters 47
Stockholder Communications 47
Solicitation of Proxies 47
Stockholder Proposals 48

Table of Contents (cont.)

EXHIBIT A DIRECTOR INDEPENDENCE CRITERIA A-1

EXHIBIT B CRITERIA FOR CONSIDERING POTENTIAL NOMINEES TO THE BOARD OF DIRECTORS B-1

EXHIBIT C VALASSIS COMMUNICATIONS, INC. 2008 SENIOR EXECUTIVES SEMI-ANNUAL BONUS PLAN C-1

EXHIBIT D VALASSIS COMMUNICATIONS, INC. 2008 OMNIBUS INCENTIVE COMPENSATION PLAN D-1

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VALASSIS COMMUNICATIONS, INC.

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD APRIL 24, 2008

INTRODUCTION

This proxy statement is being furnished to stockholders of record of Valassis Communications, Inc. ("Valassis," the "Company," "we," "us" or "our") as of February 29, 2008 in connection with the solicitation by our Board of Directors of proxies for the 2008 annual meeting of stockholders to be held at Valassis Corporate Headquarters, 19975 Victor Parkway, Livonia, Michigan 48152 on April 24, 2008 at 9:00 a.m. (Eastern Daylight Time), or at any and all adjournments thereof, for the purposes stated in the notice of annual meeting. The approximate date of mailing of this proxy statement and the enclosed form of proxy is March 20, 2008.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the notice of annual meeting on the cover page of this proxy statement, including the election of directors, the approval of the Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan, the approval of the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan and the ratification of our independent auditors.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on February 29, 2008 are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or at any postponements or adjournments of the meeting. The Company will post all of the voting results on its Web site at www.valassis.com within 14 calendar days following the annual meeting.

What are the voting rights of the holders of our common stock?

Each share of our common stock, par value $.01 per share, outstanding on February 29, 2008 will be entitled to one vote on each matter considered at the annual meeting.

Who can attend the annual meeting?

All stockholders of our common stock as of February 29, 2008, or their duly appointed proxies, may attend the annual meeting, and each may be accompanied by one guest. Registration will begin at 8:00 a.m., and seating will begin at 8:30 a.m. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of February 29, 2008 and check in at the registration desk at the meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock, issued and outstanding as of February 29, 2008, will constitute a quorum. As of February 29, 2008, we had 48,041,472 shares of our common stock outstanding. Therefore, the presence of the holders of our common stock representing at least 24,020,737 votes will be required to establish a quorum.

Proxies received but indicating abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the annual meeting.

How do I vote?

By Mail

Be sure to complete, sign and date the proxy card and return it to us in the prepaid envelope. If you are a stockholder and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

By Telephone or on the Internet

Our telephone and Internet voting procedures for stockholders are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card in hand when you call.

The Web site for Internet voting is www.cesvote.com. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for stockholders will be available 24 hours a day, 7 days a week. If you vote by telephone or on the Internet, you do not have to return your proxy card.

In Person at the Annual Meeting

All stockholders may vote in person at the annual meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Our Board of Directors has appointed National City Bank, our transfer agent and registrar, to serve as our Inspector of Election and tabulate and certify the votes at the annual meeting.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by filing with our Corporate Secretary either a notice of revocation or a duly executed proxy bearing a later date or by voting another proxy by telephone or on the Internet at a later date. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

What are our Board of Directors' recommendations?

Unless you give other instructions on your proxy card, or by telephone or on the Internet, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. Our Board of Directors' recommendation is set forth together with the description of each item in this proxy statement. In summary, our Board of Directors recommends a vote:

- *for* election of the nominated slate of directors (see Item 1);
- *for* approval of the Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (see Item 2);
- *for* approval of the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (see Item 3); and
- *for* ratification of the appointment of Deloitte & Touche LLP as our independent auditors for fiscal year ending December 31, 2008 (see Item 4).

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote as recommended by our Board of Directors or, if no recommendation is given, in their own discretion.

What vote is required to approve each item?

Election of Directors. For the 2008 annual meeting of stockholders, the affirmative vote of a plurality of the votes cast at the meeting is required for the election of directors. This means that the director nominee with the most votes for a particular slot is elected for that slot. A properly executed proxy indicating "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

We have recently amended our by-laws and Corporate Governance Guidelines to provide that, effective after the 2008 annual meeting of stockholders, in an uncontested election, each director must be elected by the majority of votes cast with respect to such director (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). If a

nominee does not receive a majority of votes cast, such nominee will submit a contingent, irrevocable resignation, which our Board of Directors may or may not accept.

Other items. For each other item, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the item will be required for approval. A properly executed proxy indicating "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Therefore, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. These "broker non-votes" will not be counted as part of the total number of votes cast on such proposals. Therefore, a "broker non-vote" will have no effect in determining whether any given proposal has been approved by the stockholders. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

DIRECTORS AND EXECUTIVE OFFICERS

Our Board of Directors presently is comprised of nine directors. All nine directors elected at the 2008 annual meeting will serve until our next annual meeting or until their respective successors are duly elected and qualified.

ELECTION OF DIRECTORS (PROPOSAL 1)

Set forth below is certain information with respect to each of our nominees for the office of director and each of our other executive officers.

Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the following nine nominees: Joseph B. Anderson, Jr., Patrick F. Brennan, Kenneth V. Darish, Dr. Walter H. Ku, Robert L. Recchia, Marcella A. Sampson, Alan F. Schultz, Wallace S. Snyder and Ambassador Faith Whittlesey. All of the nominees are currently serving as directors. Since last year's annual meeting, our Board of Directors elected Wallace S. Snyder as a director to fill a vacancy on the board caused by the retirement of Barry P. Hoffman, our former Executive Vice President, General Counsel and Secretary, effective January 1, 2008. Each nominee for director has consented to serve on our Board of Directors and will be elected by a plurality of the votes cast at the annual meeting. If any (or all) such persons should be unavailable or unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for any substitute nominee (or nominees) as our Board of Directors may select. Stockholders may withhold authority to vote for any nominee by indicating "WITHHOLD AUTHORITY" on the proxy and by entering the name of such nominee in the space provided for such purpose on the proxy or specifying the name of such nominee by telephone.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL OF THE NOMINEES NAMED IN THIS PROXY STATEMENT.

Directors

Joseph B. Anderson, Jr., 65, has served as our director since July 2006. Mr. Anderson serves as the Chairman and Chief Executive Officer of TAG Holdings, LLC, the parent company of a diverse range of businesses in the United States, Korea and China, including the manufacture of automotive parts, plumbing products and assembly and supply chain management services. Prior to joining TAG Holdings, Mr. Anderson was the Chairman and Chief Executive Officer of Chivas Industries, LLC, a manufacturer of products for the automotive industry, from 1994 until 2002. Mr. Anderson began his business career with General Motors in 1979 and in 1990 was appointed as General Director of a GM business. Mr. Anderson currently also serves on the boards of Rite Aid Corporation, Quaker Chemical Corporation, ArvinMeritor, Inc. and Sierra Pacific Resources. Mr. Anderson's professional and civic affiliations include director of the Original Equipment Suppliers Association, director of the Society of Automotive Engineers Foundation and executive committee member of the National Association of Black Automotive Suppliers.

Patrick F. Brennan, 76, has served as our director since August 1998. After serving for 33 years in the paper industry, he retired in December 1996 as the President and Chief Executive Officer of Consolidated Papers, Inc. ("CPI"), where under his leadership CPI was one of the nation's leading paper companies. Until November 2001, Mr. Brennan served as a member of the Board of Directors of Northland Cranberries, Inc., a juice manufacturing company.

Kenneth V. Darish, 49, has served as our director since June 2001. Since September 2001, he has been the Director of Business Operations of BBDO Detroit, a subsidiary of Omnicom, providing operational consulting services to the Creative Director. Since February 2005, he has also served as the Chief Financial Officer of BBDO Windsor, Ontario. From September 1984 until July 2001, Mr. Darish served as the Chief Financial Officer and Senior Vice President of FCB Advertising-Detroit, a subsidiary of Interpublic Group of Companies. Mr. Darish is a certified public accountant.

Dr. Walter H. Ku, Ph.D., 72, has served as our director since February 2003. Dr. Ku is an internationally known scientist in the field of electronic systems and systems controls. He is professor of electrical and computer engineering at the University of California San Diego, and is the founding director of the National Science Foundation Industry/University Cooperative Research Center on Ultra High-Speed Integrated Circuits and Systems. His extensive consulting activities and internationally recognized expertise have assisted businesses with developing high-level international relationships and opportunities. He was a full professor at Cornell University and the first occupant of the Naval Electronic Systems Command Research Chair Professorship at the Naval Post-Graduate School. Dr. Ku also consults and teaches in China and Taiwan.

Robert L. Recchia, 51, has been our Executive Vice President, Chief Financial Officer, Treasurer and our director since October 1991. During his tenure, Mr. Recchia has managed various functions at the Company, including operations, purchasing and information technology. His current responsibilities include the financial, accounting and purchasing areas of the Company. Mr. Recchia has been with us since 1982. Mr. Recchia is a certified public accountant with audit experience with Deloitte & Touche LLP.

Marcella A. Sampson, 77, has served as our director since August 1998. She retired in 1999 from Central State University in Wilberforce, Ohio. During her 35 years of service to Central State, she served as Dean of Students and directed the Central State University Career Services Center since 1975. She has received awards and honors for her work in the field of education and is a recognized expert in college student placement, particularly experiential opportunities.

Alan F. Schultz, 49, has served as our director since December 1995. He is Chairman of our Board of Directors, President and Chief Executive Officer. Mr. Schultz was elected Chief Executive Officer and President in June 1998 and appointed Chairman of the Board of Directors in December 1998. He served as our Executive Vice President and Chief Operating Officer from 1996 through 1998 and served as our Executive Vice President of Sales and Marketing from 1992 through 1996. Mr. Schultz has held positions as our Director of Insert Operations and Vice President of the Central Sales Division beginning in 1984. Mr. Schultz is a certified public accountant with audit experience with Deloitte & Touche LLP and currently serves on the Board of Directors for both the Advertising Council, Inc. ("Ad Council") and R.H. Donnelley Corporation. Mr. Schultz also currently serves on the Board of Directors for the American Advertising Federation as Treasurer.

Wallace S. Snyder, 65, has served as our director since January 2008. Mr. Snyder currently serves as the President and Chief Executive Officer of the American Advertising Federation (the "AAF"). Mr. Snyder joined the AAF in October 1985 as Senior Vice President, Government Relations, was promoted to Executive Vice President, Government Relations in June 1990 and became President and Chief Executive Officer on January 1, 1992. Representing nearly 50,000 members – including 130 corporate members, 210 local ad federations and 210 college chapters – Mr. Snyder often testifies before federal and state lawmakers on issues of importance to the advertising industry. Mr. Snyder also serves the industry as a board member of several national organizations, including the Ad Council, the Advertising Educational Foundation and the National Advertising Review Council, which oversees advertising self-regulation. Prior to joining the AAF, Mr. Snyder was associate director for advertising practices at the Federal Trade Commission's ("FTC") Bureau of Consumer Protection, where he served as principal adviser to the FTC on advertising issues. Mr. Snyder also served as the FTC's liaison officer to the Food and Drug Administration and worked on a number of congressional proceedings involving the FTC. Mr. Snyder is a graduate of the University of Iowa, and received his Juris Doctor degree from the University of Iowa College of Law. He is a member of the bar of the District of Columbia.

Ambassador Faith Whittlesey, 69, has served as our director since January 1992. Ambassador Whittlesey has had a long career in law, diplomacy and government at local, state, and national levels. She currently serves as Chairman Emeritus of the American Swiss Foundation, headquartered in New York, and previously served 19 years as Chairman of the Board of the American Swiss Foundation. She has also served as President of Maybrook Associates since 1998. She served two tours of duty as U.S. Ambassador to Switzerland from 1981 to 1983 and from 1985 to 1988. From 1983 to 1985, Ambassador Whittlesey was a member of the senior White House staff. Ambassador Whittlesey is also a member of the Board of the Institute of World Politics in Washington, DC, a graduate school of statecraft and national security affairs, where she served as Chairman for six years. Ambassador Whittlesey served as a member of the Board of Directors and the Compensation Committee of the Sunbeam Corporation from November 1996 until December 2002.

Additional Executive Officers

In addition to our executive officers who are listed as being directors, we (including our subsidiaries) have the following executive officers:

Richard Herpich, 55, has served as Executive Vice President, Sales and Marketing since August 2007 and prior to that served as Executive Vice President of U.S. Sales from December 2003 to August 2007. From June 1998 through November 2003, he served as our Executive Vice President of Manufacturer Services. He served as National Sales Manager from January 1996 through June 1998, Vice President, Midwest Sales Division from June 1994 through December 1995 and Account Manager from 1978 through June 1994.

William F. Hogg, Jr., 61, has served as our Executive Vice President of Manufacturing and Client Services since October 2001 and has been with us for over 25 years. Mr. Hogg led the integration process in connection with the acquisition of ADVO, Inc. ("ADVO"), our wholly-owned subsidiary. He served as Vice President of our Durham Printing Division from June 1983 to September 2001.

Brian Husselbee, 56, has been the President and Chief Executive Officer of NCH Marketing Services, Inc. ("NCH") since July 1997, and was General Manager of NCH from January 1997 to July 1997. We acquired NCH in February 2003. Mr. Husselbee served as a director of Valassis from August 1998 until February 2003, the time that the NCH acquisition was consummated.

Other Officers

Suzanne C. Brown, 48, has served as Chief Marketing Officer since 2007. Ms. Brown has more than 20 years of industry and leadership experience, and in her current role, she was responsible for the sales and marketing integration of Valassis and ADVO. Prior to assuming the Chief Marketing Officer role at Valassis, Ms. Brown has held a wide variety of senior leadership roles within Valassis, including Senior Vice President of Sales Development, President and CEO of Save.com, Vice President of Internet/E-commerce Services Division, and Sales Vice President. Her career with Valassis began in sales, and she is a member of the Valassis Sales Hall of Fame and a recipient of the Company's prestigious James F. Rourke Award for outstanding performance and collaboration . Prior to joining Valassis in 1984, Ms. Brown worked for Procter & Gamble.

John Lieblang, 50, has served as Chief Information Officer since 2005. His responsibilities include Business Process Improvement and Information Technology Management across the company. Since joining Valassis, Mr. Lieblang has led numerous system development and enhancement efforts and the integration of Information Technology for the Valassis and ADVO merger. Mr. Lieblang served as Senior Vice President and Global Account Director of LogicaCMG from 2002 to 2005. Mr. Lieblang brought over 25 years of Information Technology experience to Valassis, including serving as a partner at Ernst & Young.

Robert A. Mason, 50, has served as Chief Sales Officer since October 2007. As Chief Sales Officer, Mr. Mason has led the implementation of our new sales structure and strategies. He served as President of ADVO since the consummation of the ADVO acquisition on March 2, 2007 until October 2007. Previously, he served as our Vice President, Retail and Services Sales from 2005 until 2007 and as our Vice President, Targeted, Print and Media Solutions from 2002 until 2005. Prior to these roles, Mr. Mason was a successful Account Executive and Director of Sales for us, and has been recognized as Sales Person of the Year and Team Player of the Year. Before joining us in 1995, he held a variety of positions within the newspaper and printing industries.

Todd L. Wiseley, 38, has served as our Vice President, Administration and Secretary since January 1, 2008. Previously, Mr. Wiseley served as Director, Law and Administration from September 2005 until January 2008 and as Director of Integration from July 2003 until September 2005. Mr. Wiseley served as the Director of Finance and Administration at Valassis Relationship Marketing Systems, LLC, one of our wholly-owned subsidiaries, from January 2001 until July 2003.

OUR CORPORATE GOVERNANCE PRINCIPLES

Our Board of Directors has general oversight responsibilities for our business, property and affairs pursuant to the General Corporation Law of the State of Delaware and our by-laws. In exercising its fiduciary duties, our Board of Directors represents and acts on behalf of our stockholders. Although the Board of Directors does not have responsibility for the day-to-day management of our Company, members of the Board of Directors stay informed about our business through discussions with Alan F. Schultz, our President and Chief Executive Officer, and with key members of our management, by reviewing materials provided to them and by participating in meetings of our Board of Directors and its committees. Our Board of Directors provides guidance to management through periodic meetings, site visits and other interactions. Additional details concerning the role and structure of our Board of Directors are in our Corporate Governance Guidelines, which can be found in the "Investors/Corporate Governance" section of our Web site at *www.valassis.com*.

Policies and Procedures

We have a Code of Business Conduct and Ethics for our directors, officers and employees as well as Corporate Governance Guidelines to ensure that our business is conducted in a consistently legal and ethical manner. In addition, our Board of Directors adopted a Policy on Related Person Transactions, which sets forth policies and procedures governing the review, and when required pursuant to the policy, the approval or ratification of related person transactions by the disinterested directors of our Corporate Governance/Nominating Committee. The policy defines a "related person transaction" as (i) a transaction between us and any of our executive officers or directors, (ii) a transaction between us and any security holder who we know owns of record or beneficially more than five percent of any class of our voting securities (each a "5% holder"), (iii) a transaction between us and any "immediate family member" (as such term is defined in Regulation S-K, Item 404, as then in effect) of an executive officer, director or 5% holder of ours, or (iv) any other transaction involving us that would be required to be disclosed pursuant to Regulation S-K, Item 404, as then in effect. Furthermore, under the policy, a "related person transaction" with us is defined as including transactions with any of our subsidiaries or affiliates. We have spent a considerable amount of time and effort reviewing and improving our corporate governance policies and practices. This includes comparing our current policies and practices to policies and practices suggested by various groups or authorities active in corporate governance and practices of other public companies. Based upon this review, we periodically adopt certain changes that our Board of Directors believes are the best corporate governance policies and practices for us. We also adopt changes, as appropriate, to comply with the Sarbanes-Oxley Act of 2002 and any rule changes made by the SEC and the New York Stock Exchange. We believe that our current policies and procedures form the foundation for an open relationship among colleagues that contributes to good business conduct as well as the high integrity level of our employees.

Determination of Director Independence

Under the rules of the New York Stock Exchange, our Board of Directors is required to affirmatively determine the independence of each director based on the absence of any material relationship between us and the director. These determinations are required to be disclosed in this proxy statement. Our Board of Directors has established guidelines to assist it in making these determinations. These guidelines, which are attached to this proxy statement as Exhibit A, include all elements of the Corporate Governance Rules of the New York Stock Exchange on this subject. For relationships between us and a director not covered by the guidelines, the determination of independence is made by the other members of our Board of Directors who are independent. Members of the Audit, Compensation/Stock Option and Corporate Governance/Nominating Committees must meet all applicable independence tests of the New York Stock Exchange, SEC and the Internal Revenue Service. During our fiscal year ended December 31, 2007, Messrs. Anderson, Brennan, Darish and Dr. Ku, Ms. Sampson and Ambassador Whittlesey served as our independent directors. Based on these guidelines, our Board of Directors, at its meeting on February 11, 2008, determined that Messrs. Anderson, Brennan, Darish and Snyder and Dr. Ku, Ms. Sampson and Ambassador Whittlesey are independent of the company and its management.

Presiding Director

In September 2002, our Board of Directors determined that the directors who are deemed independent based on the New York Stock Exchange rules will meet in executive session at each Board of Directors meeting and that one of such independent directors will preside. The independent directors are also our non-management directors and, as such, these non-management directors meet in regularly scheduled executive sessions without management present. Mr. Darish serves as the presiding director at all such executive sessions.

Attendance

During the fiscal year ended December 31, 2007, our Board of Directors held nine meetings (including regularly scheduled and special meetings). Each director attended at least 75% of the meetings held by our Board of Directors during the period in which that director served, including the meetings held by the committees on which that director served as a member. Pursuant to our Corporate Governance Guidelines, the directors must attend our annual meeting of stockholders absent exceptional circumstances. All of the directors nominated at the 2007 annual meeting of stockholders attended such annual meeting.

COMMITTEES OF THE BOARD

The standing committees of our Board of Directors include our Executive Committee, our Audit Committee, our Compensation/Stock Option Committee and our Corporate Governance/Nominating Committee.

Our Executive Committee, whose members are Alan F. Schultz, Robert L. Recchia and Ambassador Faith Whittlesey, is generally authorized to exercise the management powers of our Board of Directors; provided, however, that our Executive Committee does not have the authority to declare cash dividends, amend our certificate of incorporation, adopt an agreement of merger or consolidation, recommend the disposition of all or substantially all of our assets or recommend our dissolution. Our Executive Committee did not meet during the fiscal year ended December 31, 2007.

Our Audit Committee's members are Patrick F. Brennan, Kenneth V. Darish and Wallace S. Snyder. Our Audit Committee recommends the selection of our independent auditors, discusses and reviews the scope and the fees of the prospective annual audit and reviews the results of each audit with the independent auditors. Our Audit Committee also reviews compliance with our existing major accounting and financial policies, reviews the adequacy of our financial organization and reviews management's procedures and policies relevant to the adequacy of our internal accounting controls and compliance with federal and state laws relating to accounting practices. We have appointed an internal auditor that reports directly to our Audit Committee. Our Audit Committee held four meetings during the fiscal year ended December 31, 2007. Our Board of Directors has determined that Kenneth V. Darish meets the New York Stock Exchange standard of having accounting or related financial management expertise and the SEC's definition of an "audit committee financial expert." Each of the other members of our Audit Committee has financial management experience or is financially literate. Our Board of Directors has determined that each committee member meets the additional independence requirements for members of an audit committee in the New York Stock Exchange Corporate Governance Rules. Our Board of Directors has adopted a written charter for this committee setting out the functions that this committee is to perform, which can be found on our Web site at *www.valassis.com*.

Our Compensation/Stock Option Committee's members are Ambassador Faith Whittlesey, Dr. Walter H. Ku and Marcella A. Sampson. Our Compensation/Stock Option Committee administers our 2002 Long-Term Incentive Plan, as amended, our Broad-Based Incentive Plan, as amended, our Amended and Restated Senior Executives Annual Bonus Plan, our 2005 Executive Restricted Stock Plan, our 2005 Employee and Director Restricted Stock Award Plan, our Employee Stock Purchase Plan, our Supplemental Benefit Plan, as amended, and the ADVO, Inc. 2006 Incentive Compensation Plan, as amended, and, if approved, will administer our 2008 Senior Executives Semi-Annual Bonus Plan and 2008 Omnibus Incentive Compensation Plan. Our Compensation/Stock Option Committee also reviews and approves the annual salary, bonus and other benefits, direct or indirect, of our executive officers, excluding Mr. Schultz, whose salary, bonus and other benefits are reviewed and approved by our Board of Directors. The Committee's primary procedures for establishing and overseeing executive compensation can be found in the Compensation Discussion and Analysis section under "Compensation-Setting Process." Our Compensation/Stock Option Committee has engaged Tower Perrins Human Resources Services, a human resources consulting firm, to assist it in reviewing our executive compensation programs and assist in negotiating the terms of our executive officers' contracts when they come up for renewal. We believe that the use of an independent consultant provides additional assurance that our executive compensation programs are reasonable and consistent with our objectives and industry standards. Our Compensation/Stock Option Committee is comprised entirely of non-employee directors as such term is defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any successor provision, and "outside directors," as such term is defined under Section 162(m) of the Internal Revenue Code of 1986 or any successor provision. During the fiscal year ended December 31, 2007, our Compensation/Stock Option Committee met eight times. Our Board of Directors has adopted a written charter for this committee setting out the functions that this committee is to perform, which can be found on our Web site at *www.valassis.com*.

Our Corporate Governance/Nominating Committee's members are Joseph B. Anderson, Jr., Dr. Walter H. Ku and Marcella A. Sampson. Our Corporate Governance/Nominating Committee (i) assists our Board of Directors by identifying individuals qualified to become Board members and recommends to our Board of Directors the director nominees for the next annual meeting of stockholders, (ii) recommends to our Board of Directors the corporate governance guidelines applicable to us and (iii) takes a leadership role in shaping our corporate governance. Our Corporate Governance/Nominating Committee held three meetings during the fiscal year ended December 31, 2007. Our Board of Directors has adopted a written charter for this committee setting out the functions that this committee is to perform, which can be found on our Web site at *www.valassis.com*.

Our Corporate Governance/Nominating Committee evaluates the current members of our Board of Directors at the time they are considered for nomination. Our Corporate Governance/Nominating Committee also considers whether any new members should be added to our Board of Directors. In the past, candidates for independent director have been found through recommendations from members of our Board of Directors and other employees at our Company, including the appointment of Wallace S. Snyder in January 2008. The Corporate Governance/Nominating Committee may also seek help from an executive search firm to assist in the selection process.

Our Corporate Governance/Nominating Committee has not established any specific minimum qualifications for a director but has adopted a set of criteria, which is attached to this proxy statement as Exhibit B, describing the qualities and characteristics that are sought for our Board of Directors as a whole. Our Corporate Governance/Nominating Committee does not give these criteria any particular weight and they are not equally applicable to all nominees. Our Corporate Governance/Nominating Committee may also from time to time identify particular characteristics to look for in a candidate in order to balance the skills and characteristics of our Board of Directors. Our Corporate Governance/Nominating Committee may modify these criteria from time to time and adopt special criteria to attract exceptional candidates to meet our specific needs.

Our Corporate Governance/Nominating Committee will consider recommendations from stockholders of potential candidates for nomination as director. Recommendations should be made in writing, including the candidate's written consent to be nominated and to serve, and sufficient background information on the candidates to enable our Corporate Governance/Nominating Committee to

BEST AVAILABLE COPY

properly assess the candidate's qualifications. Recommendations should be addressed to our Corporate Secretary at our principal office and must be received no later than October 1, 2008 in order to be considered for the next annual meeting. The process for evaluating potential candidates recommended by stockholders and derived from other sources is substantially the same.

COMPENSATION/STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2007, Ambassador Faith Whittlesey, Patrick F. Brennan and Marcella A. Sampson served on our Compensation/Stock Option Committee. None of our Compensation/Stock Option Committee members (i) have ever been an officer or employee of our Company, (ii) is or was a participant in a "related person" transaction in fiscal year 2007 (see the section entitled "Certain Relationships and Related Transactions" for a description of our Policy on Related Person Transactions) and (iii) is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

INDEPENDENT DIRECTOR COMPENSATION

The table below summarizes the compensation paid by us to our non-employee directors for the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Total ($)
Patrick F. Brennan	$60,896	$21,536	$76,388	$158,820
Kenneth V. Darish	58,954	21,536	76,388	156,878
Dr. Walter H. Ku, PhD	53,886	21,536	76,388	151,810
Marcella A. Sampson	58,312	21,536	76,388	156,236
Ambassador Faith Whittlesey	60,896	21,536	76,388	158,820
Joseph B. Anderson, Jr	57,012	21,536	76,388	154,936

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of restricted stock granted in 2007 as well as in prior fiscal years, determined in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The stock awards reflected in this column (in the form of dollar amounts) were granted on one or more of the following dates: January 10, 2007, April 10, 2007, July 10, 2007 and October 10, 2007 and had grant date fair values determined in accordance with SFAS 123R of $13.48, $17.69, $17.21 and $10.09, respectively. For additional information, refer to Note 9 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be realized by the directors. The following directors held outstanding shares of restricted stock as of December 31, 2007: Mr. Anderson (1,484), Mr. Brennan (1,484), Mr. Darish (1,484), Dr. Ku (1,484), Ms. Sampson (1,484) and Ambassador Whittlesey (1,484).

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted in 2007 as well as in prior fiscal years, determined in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The stock options reflected in this column (in the form of dollar amounts) were granted on one or more of the following dates: April 1, 2006, October 1, 2006, April 1, 2007 and October 1, 2007 and had grant date fair values estimated using the Black-Scholes option-pricing method determined in accordance with SFAS 123R of $11.32, $6.80, $8.68 and $3.35, respectively. For additional information on the valuation assumptions with respect to the 2007 grants, refer to Note 9 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC. These amounts reflect the company's accounting expense for these awards, and do not correspond to the actual value that will be realized by the directors. The following directors held outstanding options as of December 31, 2007: Mr. Anderson (15,000), Mr. Brennan (48,000), Mr. Darish (49,000), Dr. Ku (40,000), Ms. Sampson (54,000) and Ambassador Whittlesey (73,000).

On June 22, 2007, our Board of Directors, upon recommendation by our Compensation/Stock Option Committee, approved the following compensation program, which remains in effect, to compensate non-employee directors for service on the Board and its committees. The compensation program became effective July 1, 2007 and replaced the compensation program previously in effect. The program entitles our independent directors, or non-employee directors, to receive the following fees in connection with their participation on our Board of Directors and related Board committees: (i) an annual independent director cash retainer fee of $42,500; (ii) an annual award of 1,400 shares of restricted stock pursuant to our 2005 Employee and Director Restricted Stock Award Plan that becomes fully vested one year from the date of grant; (iii) $2,500 per Board meeting attended in person and $1,300 per Board meeting attended by telephone; and (iv) $1,300 per Board committee meeting attended in person and $650 per Board committee meeting attended by telephone. The committee attendance fees are payable only if the committee meeting is not scheduled in conjunction with (just before or after) a Board of Directors meeting and telephonic meeting fees are paid on a pro-rated basis if an independent director does not participate via telephone for the entire meeting.

In addition, our independent directors are eligible to receive non-qualified options to purchase an aggregate of 10,000 shares of our common stock annually pursuant to our 2002 Long-Term Incentive Plan (or such other plan applicable to our independent directors in effect from time to time). These options are granted in two semi-annual installments consisting of 5,000 stock options on April 1 and October 1 of each year, subject to the director being in service on such date, and have a strike price equal to the fair market value (as defined in our applicable stock option plan) of our common stock on the date of grant. They become fully vested one

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year from the date of grant, and contain the terms and conditions as set forth in our form non-qualified stock option agreement for independent directors.

Upon a change of control (as defined in our applicable stock option plan) all outstanding and unvested options become fully vested and exercisable. In addition, if any payment provided to our independent directors on account of such acceleration of exercisability of such options upon a change of control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 or any successor provision, our independent directors will be entitled to a gross-up payment to negate the effect of any such tax.

Directors who are also our employees or employees of any of our affiliates do not receive any compensation for their services as a director. Accordingly, Messrs. Recchia and Schultz are not compensated as such for their services as directors.

On February 11, 2008, our Corporate Governance Committee amended our Corporate Governance Guidelines to provide that all of our independent directors are required to hold at least 2,800 shares of our common stock within two years of joining our Board of Directors.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY

Our compensation philosophy is to develop and implement policies that will encourage and reward outstanding financial performance, seek to increase our profitability, and thereby increase stockholder value. Accordingly, a high proportion of the compensation of our executives is tied in some manner to both short-term and long-term corporate performance. Maintaining competitive compensation levels in order to attract, retain and reward executives who bring valuable experience and skills to us is also an important consideration. Our executive compensation programs are designed to attract, hire and retain talented individuals and motivate them to achieve our business objectives and performance targets, including increasing long-term stockholder value. Most of our compensation elements simultaneously fulfill one or more of our performance, alignment and retention objectives.

COMPENSATION-SETTING PROCESS

Our management is involved in the compensation-setting process, most significantly in:

- evaluating executive performance;
- establishing business performance targets and objectives; and
- recommending salary levels and equity awards.

Working with management, our Compensation/Stock Option Committee of our Board of Directors then develops and implements the compensation plans for our senior management. It conducts an annual review of our goals and objectives as related to the form and amount of executive compensation.

Each of our executive officers named in the Summary Compensation Table for Fiscal Year 2007 (whom we refer to as our named executive officers) is currently, or in the case of Mr. Hoffman was, employed pursuant to a multi-year employment agreement. These multi-year employment agreements retain the services of the executives for an extended period and bind former executives to non-competition and non-solicitation obligations. We place great value on the long-term commitment that our named executive officers have made to us. Each of our named executive officers has been (or in the case of Mr. Hoffman, was) employed by us for over 20 years. The employment agreements with such named executive officers were first entered into immediately prior to our initial public offering consummated in 1992. As further discussed below, our Compensation/Stock Option Committee periodically reviews the terms of these agreements.

Pursuant to these agreements, our Chief Executive Officer has historically received the highest level of compensation, including salary, bonus opportunities and equity-based compensation. During the year ended December 31, 2007, he was followed by our Chief Financial Officer and General Counsel by reason of their respective duties and responsibilities and then by other Executive Vice Presidents. This internal pay relationship among our named executive officers was established at the time the Company completed its initial public offering in 1992. Our Compensation/Stock Option Committee has never taken a formulaic approach to this relationship, but, as a general principle, has strived to maintain these relative levels of compensation among the named executive officers. In September 1998, when Mr. Schultz was promoted to Chief Executive Officer of the Company from Chief Operating Officer, his employment agreement was revised to reflect his increased responsibilities and to mirror certain components of the former Chief Executive Officer's employment contract. Since such time, we have not had a Chief Operating Officer position and this explains certain disparities between Mr. Schultz's salary and equity awards and the next highest paid named executive officer's salary and

equity awards. Our Compensation Stock/Option Committee believes that Mr. Schultz's compensation level reflects the Committee's confidence in Mr. Schultz, Mr. Schultz's performance throughout his tenure as Chief Executive Officer (and effectively, as Chief Operating Officer as well) and our desire to retain Mr. Schultz's outstanding talents at the head of our Company.

The minimum compensation to which each named executive officer is entitled is specified in their respective employment agreements. While our Compensation/Stock Option Committee's primary opportunity to modify fixed terms of executive compensation to reflect policy changes is at the time the agreement is up for renewal, our Compensation/Stock Option Committee annually assesses whether any executive should receive an increase in annual base salary or whether any amendments to the employment agreement are desirable.

The length of time employment agreements are extended into the future is a result of a variety of factors, including the staggering of expiration dates of other executive employment agreements, the roles and responsibilities of the executive and a risk assessment of the executive being hired by one of our competitors.

In establishing and administering the variable elements in the compensation of our named executive officers, our Compensation/Stock Option Committee tries to recognize individual contributions, overall business results, our historical practices (including our internal compensation levels) and the value of such executive's experience in the promotion marketing industry (and with us in particular). Compensation levels are also determined based upon the executive's responsibilities, the efficiency and effectiveness with which he or she marshals resources and oversees the matters under his or her supervision, the degree to which he or she has contributed to the accomplishments of major tasks that advance our goals, including sales growth, earnings and acquisitions, and our current competitive environment, employee retention and morale. Our financial performance measured against our goals is also a key factor that affects the overall level of compensation for our named executive officers. We have historically paid higher compensation when goals are exceeded and reduced compensation when goals are not met, taking into consideration each executive's individual ability to influence results when ultimately approving particular elements of each named executive officer's compensation package.

Historically, management has also reviewed from time to time levels of compensation paid to officers at comparable companies with similar responsibilities in order to make appropriate recommendations to our Compensation/Stock Option Committee for approval. During 2006, our Compensation/Stock Option Committee retained Towers Perrin Human Resources Services to review our compensation program and recommend appropriate changes and used the findings and analysis of Towers Perrin during 2007 to assist it in negotiating the terms of the executive officers' employment agreements that came up for renewal or were amended during 2007. We paid Towers Perrin approximately $55,600 for consulting fees related to board and executive compensation with respect to fiscal 2007. Our commitment to ensuring that our Company is led by the right executives at the right time is a high priority, and we make our compensation decisions accordingly.

COMPENSATION ELEMENTS

Our compensation program for our named executive officers includes the following elements:

- base salary;
- annual cash bonuses;
- stock options and restricted stock awards;
- retirement and other benefits; and
- modest perquisites and other personal benefits.

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Cash Compensation

The annual cash compensation of our named executive officers consists of annual salary and cash bonuses. The cash compensation of each named executive officer (other than the Chief Executive Officer) may be increased based on an annual review of such officer's performance by the Chief Executive Officer and his recommendations to our Compensation/Stock Option Committee. The cash compensation of the Chief Executive Officer may be increased based on an annual review of his performance by our Compensation/Stock Option Committee and the Board of Directors or in conjunction with an extension of his employment or changes in his responsibilities.

(1) Salary

Base salary is the guaranteed element of an executive's annual cash compensation. The salary of our named executive officers is governed by their employment agreements. During the year ended December 31, 2007, our Compensation/Stock Option Committee recommended that the annual base salaries for Messrs. Hoffman and Recchia be increased to $403,650 and $500,000, respectively, effective July 1, 2007. The determination to increase Messrs. Recchia's and Hoffman's respective salaries was based on the

significant increases in Messrs. Recchia's and Hoffman's responsibilities following our acquisition of ADVO and the Committee's review of an analysis report prepared by Towers Perrin. Although we did not formally benchmark during 2007, our goal was to target annual base salary levels between the market 50th and 75th percentiles compared to other similar public companies. Based on Towers Perrin's report, the salary increases awarded to Messrs. Recchia and Hoffman place each of their respective annual base salaries between the 50th and 75th percentile for similarly situated officers.

(2) Incentive Bonuses

Historically, we have established and structured our semi-annual cash bonus program to align executive goals with our earnings growth objectives for the current year. Under the employment agreements with our named executive officers, each is entitled to an annual incentive bonus of up to an aggregate of 100% of base salary if certain performance goals set by our Compensation/Stock Option Committee, or, in the case of Messrs. Herpich and Hogg, our Compensation/Stock Option Committee and Chief Executive Officer, are met. This reflects our objective of ensuring that a substantial amount of each named executive officer's compensation is tied to the achievement of specific performance goals.

Pursuant to the named executive officer employment agreements, the 2007 incentive bonuses were paid two times during the year and were contingent upon our meeting semi-annual earnings per share, or EPS, targets that were set by our Compensation/Stock Option Committee in December 2006 for the six-month periods ending on each of June 30, 2007 and December 31, 2007. Historically our Compensation/Stock Option Committee set the semi-annual EPS targets at or near the mid-point of the range of the EPS guidance to be provided to our stockholders in our earnings releases. No bonus attributable to EPS performance targets is payable to any named executive officer unless actual EPS exceeds 70% of the EPS target for the period. In determining whether the performance targets have been achieved, our Compensation/Stock Option Committee adjusts for certain items described below under "Adjustments for Certain Items." While we have never awarded compensation absent attainment of the performance targets, our Compensation/Stock Option Committee has from time to time agreed with the named executive officers to reduce the size of their respective bonus opportunities. Our Compensation/Stock Option Committee considered our expected decline in EPS for 2007 as compared to 2006 and, as a result, decided to limit for 2007, with each named executive officer's consent, the aggregate annual amount of the bonus opportunity that each named executive officer could earn up to 80% (or 40% with respect to each semi-annual bonus opportunity) as opposed to 100% of the executive's annual base salary even in the event that the performance targets were obtained. During the prior year, our Compensation/Stock Option Committee had conducted the same analysis with respect to our declining EPS for 2006 and similarly limited for 2006 the aggregate amount of bonus opportunity that each named executive officer could earn.

Consistent with our historical practice, our EPS performance targets for the 2007 fiscal year were determined by our Compensation/Stock Option Committee in December 2006. From August 30, 2006 until December 18, 2006, we were involved in litigation with ADVO in connection with the merger agreement we entered into with them. While we ultimately settled the litigation with ADVO and consummated the acquisition of ADVO, at the time our Compensation/Stock Option Committee determined the 2007 EPS performance targets, it was unclear whether we would ultimately acquire ADVO. Accordingly, the 2007 EPS performance targets were established based on our expected EPS 2007 performance as a stand-alone company, prior to our acquisition of ADVO.

The threshold and target award opportunities for the semi-annual cash incentive bonuses for 2007 are reported in the Grants of Plan-Based Awards in 2007 Fiscal Year table below. After the conclusion of the relevant six-month performance period, our Compensation/Stock Option Committee reviewed our applicable 2007 financial results and determined the actual payments to be made and the resulting actual payments with respect to our 2007 fiscal year are reported in the Summary Compensation Table for Fiscal Year 2007 in the column entitled "Non-Equity Incentive Compensation." The actual semi-annual incentive bonuses paid to Messrs. Schultz, Hoffman and Recchia for 2007 represent the proportionate amounts of their respective target potential bonus opportunities (i.e., 40% of annual base salary) that correlate to the percentage of the EPS target (between 70% and 100%) achieved for the applicable six-month period during fiscal 2007. The actual semi-annual incentive bonuses paid to Messrs. Herpich and Hogg represent the sum of (i) the proportionate amounts of their respective target potential bonus opportunities (i.e., 20% of annual base salary) that correlate to the percentage of the EPS target (between 70% and 100%) achieved for the applicable six-month period during fiscal 2007 and (ii) the proportionate amounts of their respective target bonus opportunities that correlate to the percentage of the individual performance targets achieved for the applicable six-month period of fiscal 2007 set by our Chief Executive Officer; provided that, in no event can the sum of the semi-annual bonuses for either Messrs. Herpich or Hogg exceed 80% of their respective annual base salary. Our Compensation/Stock Option Committee has historically based awards on meeting EPS targets for the following reasons:

- EPS is a meaningful measure of performance used by the marketplace to value stock.
- We believe that a target based upon EPS emphasizes our commitment to reach and maintain a competitive rate of return on equity and achieve long-term growth in earnings, which are critical factors for assuring creation of value for our stockholders.
- We believe that the use of EPS is an effective motivator because it is easy to track and clearly understood by employees.

Additionally, we believe that a shorter bonus period will provide our named executive officers with a greater sense of urgency for them to meet the specified targets.

Over the past five years (which included 10 semi-annual bonus periods), we have achieved performance in excess of the threshold level 10 times and have achieved the maximum performance level seven times. Although the maximum performance level was achieved 70% of the time during the past five years, on five of the seven occasions the executives voluntarily reduced the bonus amounts they were entitled to receive and only received 80% of each semi-annual bonus opportunity (as opposed to 100%). The payout percentage over the past five years has been on average 73% of the participant's target award opportunity. Generally, our Compensation/Stock Option Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

Subject to our shareholders approving the 2008 Senior Executives Semi-Annual Bonus Plan as further described on page 38 of this proxy statement, as a result of our acquisition of ADVO and the changes that brought to the size, capitalization and complexity of our Company, our Compensation/Stock Option Committee has decided to use adjusted EBITDA minus capital expenditures as the performance target metric for awards granted for fiscal 2008. However, our board of directors has determined that this new performance target metric and the related performance award opportunities do not materially affect a fair understanding of our named executive officers' compensation for fiscal 2007.

Adjustments for Certain Items

Consistent with past practice and based on criteria established at the beginning of the performance period, our Compensation/Stock Option Committee adjusted the earnings results on which 2007 bonuses and performance awards were determined to eliminate the effect of certain items. The adjustments are intended to ensure that award payments represent the underlying growth of our core business and are not artificially inflated or deflated due to extraordinary and/or non-recurring items either in the award year or the previous (comparator) year. For the 2007 awards calculation, our Compensation/Stock Option Committee adjusted EPS (which was based on Valassis as a stand-alone company) to eliminate costs related to our litigation with ADVO, write-offs of certain assets and costs associated with the restructuring of certain of our European operations.

Equity Compensation

We believe that equity compensation fosters the long-term perspective on the part of our executives necessary for our success and ensures that the executives properly focus on increasing shareholder value. Non-cash compensation of named executive officers currently consists of options granted under our 2002 Long-Term Incentive Plan in discretionary amounts approved by our Compensation/Stock Option Committee and restricted stock granted pursuant to our 2005 Executive Restricted Stock Plan or our 2005 Employee and Director Restricted Stock Award Plan.

(1) Performance-based options

Historically, the Compensation/Stock Option Committee has granted performance-based options to our named executive officers. The exercise price of each stock option awarded to our named executive officers under our 2002 Long-Term Incentive Plan is the closing sales price of our common stock on the date of grant. The grant dates are determined without regard to anticipated earnings or other major announcements by us.

To further strengthen the commonality of interest between named executive officers and our stockholders, these performance-based stock options provide accelerated vesting in one-third increments as our common stock meets certain specified price per share targets, which are typically increases of $5.00, $10.00 and $15.00 per share over the then-current fair market value at the time of grant. Generally, if our common stock does not reach the price per share targets, these options vest in full after five years from the date of grant. Our Compensation/Stock Option Committee believes that these performance-based options provide even greater motivation for our named executive officers to achieve our performance targets.

Up until April 2006, the number of performance based stock options was fixed in the employment agreements of our named executive officers. During 2007, our Compensation/Stock Option Committee granted Mr. Schultz a discretionary option to purchase 45,000 shares of our common stock and each of the other named executive officers a discretionary option to purchase 25,000 shares of our common stock, each pursuant to our 2002 Long-Term Incentive Plan. This number of shares subject to each of these options was significantly lower than the amount previously provided to the named executive officers under the then applicable terms of their employment agreements, reflecting our performance. On July 1, 2007 and August 1, 2007, respectively, our Compensation/Stock Option Committee granted Mr. Recchia and Mr. Herpich a discretionary option to purchase 60,000 shares and 25,000 shares, respectively, of our common stock pursuant to our 2002 Long-Term Incentive Plan, based upon recommendations made by Towers Perrin and their increased responsibilities following our acquisition of ADVO. For additional information regarding these grants, see "Grants of Plan-Based Awards in 2007 Fiscal Year."

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(2) Restricted stock

In order to further incentivize management, our named executive officers are entitled to a fixed number of shares of restricted stock each fiscal year under the terms of their employment agreements, which are generally granted on the first day of the subsequent fiscal year. They are entitled to earn an additional number of restricted shares if our Compensation/Stock Option Committee determines that 80% of the performance targets have been met and an additional number of restricted shares if 115% of the performance targets have been met. The amount of restricted stock is specified in the executive's employment agreement and the applicable performance target is set by the Committee each year. Our Compensation/Stock Option Committee used EPS as the performance target metric for awards granted for fiscal 2007. Subject to our shareholders approving the 2008 Senior Executives Semi-Annual Bonus Plan as further described on page 38 of this proxy statement, as a result of our acquisition of ADVO and the changes that brought to the size, capitalization and complexity of our Company, our Compensation/Stock Option Committee has decided to use adjusted EBITDA minus capital expenditures as the performance target metric for awards granted for fiscal 2008. However, as discussed above, our board of directors has determined that this new performance target metric and the related performance award opportunity do not materially affect a fair understanding of our named executive officers' compensation for fiscal 2007. In order to enhance the awards' ability to incentivize longer term focus and retention, the shares of restricted stock referred to above are subject to vesting in approximately equal portions over a three-year period, or one year, in the case of the performance-based restricted stock awards granted to the Chief Executive Officer pursuant to his employment agreement. We believe that grants of restricted stock further a sense of stock ownership by our named executive officers, further tie their compensation to our performance and give us a significant advantage in retaining and motivating key executives.

Voluntary Stock Ownership Guidelines

To align the interests of executive officers with the interest of our stockholders, we have adopted the following voluntary guidelines for executive officers to maintain a minimum number of shares in our common stock (excluding stock options):

Chief Executive Officer of Valassis:	3X annual base salary
Executive Vice Presidents of Valassis and President of NCH:	2X annual base salary
Senior Vice Presidents and Vice Presidents of Valassis:	1X annual base salary

Executives have two years from a promotion to each level to be in compliance with these voluntary guidelines.

Retirement Plans

Executive officers (as well as all of our employees) also are eligible to participate in Valassis Employees' Retirement Savings Plan and certain named executive officers are eligible to participate in the Supplemental Benefit Plan, which provides for supplemental benefits to those participants for a period of 10 years commencing upon death, retirement or other termination of employment. In determining who is eligible to participate in the Supplemental Benefit Plan, our Compensation/Stock Option Committee evaluates our overall compensation structure, the terms of the individual employment agreements and our need to provide competitive compensation arrangements in order to attract, retain and motivate key executives. Messrs. Schultz, Hoffman, Recchia and Herpich participate in the Supplemental Benefit Plan. Our Compensation/Stock Option Committee evaluated Mr. Hogg's compensation arrangements in 2007 and, due to his increased responsibilities at the company and our desire to retain and motivate Mr. Hogg, we amended his employment agreement in 2007 to provide for additional supplemental benefits for a period of 10 years commencing upon his death, retirement or other termination of employment similar to those provided under the Supplemental Benefit Plan. The termination arrangements fit into our overall compensation objectives and reflect our historical pattern of providing our Chief Executive Officer with the highest level of compensation, followed by our Chief Financial Officer and General Counsel, if applicable, and then Executive Vice President, Sales and Marketing and Executive Vice President of Manufacturing and Client Services.

For example, we place significant importance on protecting our interests by including meaningful noncompete provisions in the executive employment agreements. As a general principle, the more we believe that the industry values the executive, the more essential the non-compete is to us. Accordingly, Mr. Schultz's employment agreement contains a mandatory seven-year non-compete provision following termination. Mr. Recchia's employment agreement contains a mandatory two-year non-compete restriction. The mandatory non-compete provision for Mr. Recchia is coupled with a mandatory obligation by him to provide advisory and consulting services during such two-year period. In the case of Mr. Herpich and Mr. Hogg, each of their employment agreements provide that the non-competition provision may continue for up to two years following the termination of such executive's employment, at our option, provided that we pay such executive his then-existing annual base salary during the extended period. Mr. Hoffman, our former Executive Vice President, General Counsel and Secretary, also is subject to a mandatory two-year non-compete provision and is required to provide advisory and consulting services to us during such period.

See the sections entitled "Pension Benefits" and "Potential Payments and Benefits Upon Termination" for additional information.

Perquisites and Other Personal Benefits

Pursuant to the terms of their individual employment agreements, our named executive officers are entitled to limited perquisites and personal benefits including, among other things, all or a combination of, a car allowance, tax and accounting advice and country club membership. We do not feel that perquisites should play an important role in the compensation of our executives, but also feel that the benefits described above are reasonable and in line with those provided to management level employees and align with our overall compensation goal of providing competitive compensation to our executive officers that maximizes the interests of our stockholders.

Change of Control

Our named executive officers are entitled to certain benefits upon a change of control (as defined in our applicable stock plan). These change of control benefits are designed to promote stability and continuity of senior management in the face of the potential uncertainty that a change of control may bring. Information regarding applicable payments upon a change of control for the named executive officers is provided under the heading "Potential Payments and Benefits Upon Termination."

INCOME TAX AND ACCOUNTING CONSIDERATIONS

In the event total compensation for any named executive officer exceeds the $1 million threshold at which tax deductions are limited under Internal Revenue Code Section 162(m), our Compensation/Stock Option Committee intends to balance tax deductibility of executive compensation with its responsibility to retain and motivate executives with competitive compensation programs. As a result, our Compensation/Stock Option Committee may take such actions as it deems to be in the best interests of the stockholders, including: (i) provide non-deductible compensation above the $1 million threshold; (ii) require deferral of a portion of the bonus or other compensation to a time when payment may be deductible by us; and/or (iii) modify existing programs to qualify bonuses and other performance-based compensation to be exempt from the deduction limit.

As a result of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, or SFAS 123R, our Compensation/Stock Option Committee has shifted its equity compensation mix for executive officers to a greater percentage of restricted stock rather than stock options.

COMPENSATION/STOCK OPTION COMMITTEE REPORT

We, the Compensation/Stock Option Committee of the Board of Directors of Valassis Communications, Inc, have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and, based on such review and discussion, have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this Proxy Statement and, through incorporation by reference from this Proxy Statement, the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

COMPENSATION/STOCK OPTION COMMITTEE

Ambassador Faith Whittlesey, Chairman
Dr. Walter H. Ku
Marcella A. Sampson

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SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2007

The following Summary Compensation Table sets forth the compensation of Alan F. Schultz, our Chief Executive Officer and President, Robert L. Recchia, our Executive Vice President, Chief Financial Officer and Treasurer, and our other three most highly compensated executive officers who served in such capacities on December 31, 2007 and December 31, 2006.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Alan F. Schultz	2007	780,000	319,641	919,260	624,000	143,109	25,485	2,811,495
Chief Executive Officer, President and Director	2006	780,000	384,525	1,459,940	193,050	151,861	54,398	3,023,774
Robert L. Recchia	2007	445,000	93,398	428,988	356,000	143,367	25,192	1,491,945
Executive Vice President, Chief Financial Officer, Treasurer and Director	2006	390,000	80,246	547,648	96,525	77,475	52,875	1,244,769
Barry P. Hoffman[1]	2007	396,825	80,246	389,988	317,460	106,612	20,645	1,311,776
Executive Vice President, General Counsel, Secretary and Director	2006	390,000	80,246	559,889	96,525	77,475	27,924	1,232,059
Richard Herpich	2007	360,000	93,398	270,816	288,000	70,010	30,806	1,113,030
Executive Vice President, Sales and Marketing	2006	360,000	80,246	460,258	125,190	103,729	39,562	1,168,985
William F. Hogg, Jr.	2007	290,000	39,945	309,513	232,000	408,737	18,269	1,298,464
Executive Vice President of Manufacturing and Client Services	2006	290,000	29,070	431,844	138,431	—	29,433	918,778

(1) Mr. Hoffman retired from his position with our Company effective January 1, 2008. See "Potential Payments and Benefits Upon Termination" for further discussion regarding the terms of Mr. Hoffman's retirement.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to each year for the fair value of shares of restricted stock granted in such year as well as prior fiscal years, determined in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note 9 of the financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC. See the "Grants of Plan-Based Awards" Table for additional information on awards made in 2007. These amounts reflect our accounting expense for these awards, as determined in accordance with SFAS 123R, and do not correspond to the actual value that may be realized by the named executive officers.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to each year for the fair value of stock options granted to each of the named executive officers, in such years as well as prior fiscal years, as applicable, determined in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, refer to Note 9 of the financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to 2006, refer to Note 8 of the financial statements in the Form 10-K for the respective year-end. These amounts reflect our accounting expense for these awards, as determined in accordance with SFAS 123R, and do not correspond to the actual value that may be realized by the named executive officers. See the "Grants of Plan-Based Awards" Table for additional information on options granted in 2007.

(4) This column reflects amounts earned pursuant to bonus opportunities established under the named executive officers' employment agreements, and in the case of Mr. Schultz, in accordance with our Amended and Restated Senior Executive Bonus Plan. The EPS performance targets were set by our Compensation/Stock Option Committee as described in the Compensation Discussion and Analysis. In addition, certain performance targets for Messrs. Herpich and Hogg were set by our Chief Executive Officer.

(5) This column represents the change during each year in the present value of the benefits payable under the Supplemental Benefit Plan to each of Messrs. Schultz, Recchia, Hoffman and Herpich, the participants under the plan, and the present value of the

benefits payable under Mr. Hogg's employment agreement with respect to 2007. See the section entitled "Pension Benefits" for additional information, including the present value assumptions used in this calculation. We do not maintain a nonqualified deferred compensation plan.

(6) The compensation represented by the amounts set forth in the All Other Compensation column for the named executive officers are actual costs associated with each item of compensation and are detailed in the following table.

Name	Year	Common Stock Match in Employee Stock Purchase Plan ($)[1]	Contribution to Employee Profit Sharing Plan ($)[2]	Tax Preparation Fees ($)	Car Allowance ($)	Country Club Dues ($)
Alan F. Schultz	2007	—	8,580	2,535	3,162	11,208
	2006	—	16,590	21,450	2,800	13,558
Robert L. Recchia	2007	1,115	8,580	1,195	8,002	6,300
	2006	21,400	16,590	2,915	6,510	5,460
Barry P. Hoffman	2007	558	8,580	3,054	8,453	—
	2006	700	16,590	1,495	9,139	—
Richard Herpich	2007	1,673	8,580	—	9,645	10,908
	2006	2,100	16,590	—	7,314	13,558
William F. Hogg, Jr.	2007	—	8,580	2,975	6,714	—
	2006	—	16,590	3,750	9,093	—

(1) This column represents matching contributions to the named executive officer's employee stock purchase plan account under our Employee Stock Purchase Plan. The matching contributions are equal to 25% of the executive's contribution to the Employee Stock Purchase Plan, pursuant to which all employees are eligible to participate, and are in the form of our common stock. Effective January 1, 2008, we have terminated the matching contribution feature of the Employee Stock Purchase Plan for all employees.

(2) This column represents contributions we made on behalf of the named executive officers to our Employees' Profit Sharing Plan, pursuant to which all employees participate.

BEST AVAILABLE COPY

GRANTS OF PLAN-BASED AWARDS IN 2007 FISCAL YEAR

The following table shows the range of potential payments that could have been earned under the cash incentive awards granted to our named executive officers in 2007, as well as the time-vested and performance-based stock awards granted to them for the year ended December 31, 2007.

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards		Stock Awards: Number of Shares of Stock or Units (#)	Option Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Option Awards ($/Sh)[2]	Grant Date Fair Value of Stock and Options Awards ($)[3]
		Threshold ($)	Target ($)				
Alan F. Schultz	1/1/08			22,500[4]			263,025
		9,750[5]	312,000[6]				
		9,750[5]	312,000[6]				
	1/1/07				45,000[7]	14.50	250,650
Robert L. Recchia	1/1/08			4,500[8]			52,605
		4,875[5]	156,000[6]				
		4,875[5]	200,000[6]				
	1/1/07				25,000[7]	14.50	139,250
	7/1/07				60,000[9]	17.19	390,000
Barry P. Hoffman[10]		4,875[5]	156,000[6]				
		4,875[5]	161,460[6]				
	1/1/07				25,000[7]	14.50	139,250
Richard Herpich	1/1/08			4,500[11]			52,605
		2,250[12]	144,000[13]				
		2,250[12]	144,000[13]				
	1/1/07				25,000[7]	14.50	139,250
	8/1/07				25,000[14]	10.96	103,500
William F. Hogg, Jr.	1/1/07			2,250[15]			32,625
		1,813[12]	116,000[13]				
		1,813[12]	116,000[13]				
	1/1/07				25,000[7]	14.50	139,250

(1) All awards included in this table were granted and/or earned with respect to fiscal year 2007 performance. As noted below, the actual number of restricted shares that certain named executive officers could become entitled to during 2007 was dependent, in part, on our 2007 performance. As a result and as noted below, certain of our restricted stock awards were not actually granted until January 1, 2008 although they related to 2007 compensation and performance.

(2) This exercise price represents the closing sales price of our common stock on the date of grant.

(3) This column shows the full grant date fair value of equity awards granted in 2007 determined in accordance with SFAS 123R, except that no assumptions as to forfeitures were made. A discussion of the assumptions used in calculating grant date fair value is set forth in Note 9 of the financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC.

(4) This amount reflects awards granted to Mr. Schultz for fiscal 2007 performance. Pursuant to his employment agreement, Mr. Schultz was entitled to receive a grant of 11,250 shares of restricted stock for fiscal 2007, which shares vest ratably over three years. Mr. Schultz was also entitled to an additional grant of restricted stock if the Company achieved certain performance goals with respect to 2007. Mr. Schultz was entitled to an additional 11,250 shares of restricted stock if the Company achieved 80% of the EPS performance target in 2007 and was entitled to an additional 11,250 shares of restricted stock if the Company achieved 115% of the EPS performance target in 2007. In both cases, the restricted stock vests one year from the date of grant. During 2007, the 80% performance target was satisfied; however, the 115% performance target was not satisfied. Therefore, Mr. Schultz was entitled to an additional award of 11,250 restricted shares and a total restricted stock grant of 22,500 shares for 2007. Although in accordance with his employment agreement such grant was not awarded to Mr. Schultz until January 1, 2008, the award pertains to fiscal 2007 and we recognized a portion of the award for financial statement reporting purposes in 2007.

(5) These amounts reflect the minimum value of the potential incentive cash bonus payout if our EPS exceeded 70% of the EPS target for each applicable six-month performance period. The EPS target is set by our Compensation/Stock Option Committee,

as more fully described in the Compensation Discussion and Analysis. Actual bonus amounts earned in 2007 by our named executive officers are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table.

(6) These amounts reflect the value of the potential incentive cash bonus payout if 100% of the EPS target was satisfied for each applicable six-month performance period. Even though the executive's employment agreement provides for a potential bonus opportunity of 100% of annual base salary, our Compensation/Stock Option Committee decided to limit the amount of bonus to 80% of the executive's annual base salary as more fully described in the Compensation Discussion and Analysis.

(7) Reflects a discretionary grant of options that become exercisable in increments of 33.333%, 33.333% and 33.334% at such time that the closing price per share of our common stock is equal to or exceeds $19.50, $24.50 and $29.50, respectively. In any event, however, the options vest in full on January 1, 2012 and will be exercisable until January 1, 2014.

(8) This amount reflects awards granted to Mr. Recchia for fiscal 2007 performance. Pursuant to his employment agreement, Mr. Recchia was entitled to receive a grant of 4,500 shares of restricted stock for fiscal 2007. Mr. Recchia was also entitled to an additional grant of restricted stock if the Company achieved certain performance goals with respect to 2007. Mr. Recchia was entitled to an additional 2,250 shares of restricted stock if the Company achieved 80% of the EPS performance target in 2007 and was entitled to an additional 2,250 shares of restricted stock if the Company achieved 115% of the EPS performance target in 2007. During 2007, the 80% performance target was satisfied; however, the 115% performance target was not satisfied. Therefore, Mr. Recchia was entitled to an additional award of 2,250 restricted shares and a total restricted stock grant of 4,500 shares for 2007. Restricted shares awarded to Mr. Recchia vest ratably over three years. Although in accordance with his employment agreement such grant was not awarded to Mr. Recchia until January 1, 2008, the award pertains to fiscal 2007 and we recognized a portion of the award for financial statement reporting purposes in 2007.

(9) Reflects a discretionary grant of options that become exercisable in increments of 33.333%, 33.333% and 33.334% at such time that the closing price per share of our common stock is equal to or exceeds $22.19, $27.19 and $32.19, respectively. In any event, however, the options vest in full on July 1, 2012 and will be exercisable until July 1, 2014.

(10) Mr. Hoffman retired from his position with our Company effective January 1, 2008. See "Potential Payments and Benefits Upon Termination" for further discussion regarding the terms of Mr. Hoffman's retirement.

(11) This amount reflects awards granted to Mr. Herpich for fiscal 2007 performance. Pursuant to his employment agreement, Mr. Herpich was entitled to receive a grant of 4,500 shares of restricted stock for fiscal 2007. Mr. Herpich was also entitled to an additional grant of restricted stock if the Company achieved certain performance goals with respect to 2007. Mr. Herpich was entitled to an additional 2,250 shares of restricted stock if the Company achieved 80% of the EPS performance target in 2007 and was entitled to an additional 2,250 shares of restricted stock if the Company achieved 115% of the EPS performance target in 2007. During 2007, the 80% performance target was satisfied; however, the 115% performance target was not satisfied. Therefore, Mr. Herpich was entitled to an additional award of 2,250 restricted shares and a total restricted stock grant of 4,500 shares for 2007. Restricted shares awarded to Mr. Herpich vest ratably over three years. Although in accordance with his employment agreement such grant was not awarded to Mr. Herpich until January 1, 2008, the award pertains to fiscal 2007 and we recognized a portion of the award for financial statement reporting purposes in 2007.

(12) These amounts reflect the minimum value of the potential incentive cash bonus payout for each applicable six-month performance period if (i) our EPS exceeded 70% of the EPS target and (ii) the named executive officer did not achieve his individual performance targets set by our Chief Executive Officer. The EPS target is set by our Compensation/Stock Option Committee, as more fully described in the Compensation Discussion and Analysis. Actual bonus amounts earned in 2007 by our named executive officers are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table.

(13) These amounts reflect the value of the potential incentive cash bonus payout for each applicable six-month performance period if (i) 100% of the EPS target was satisfied and (ii) the named executive officer achieved his individual performance targets set by our Chief Executive Officer. Even though the executive's employment agreement provides for a potential bonus opportunity of 100% of annual base salary, our Compensation/Stock Option Committee decided to limit the amount of bonus to 80% of the executive's annual base salary as more fully described in the Compensation Discussion and Analysis. Actual bonus amounts earned in 2007 by our named executive officers are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table.

(14) Reflects a discretionary grant of options that become exercisable in increments of 33.333%, 33.333% and 33.334% at such time that the closing price per share of our common stock is equal to or exceeds $16.36, $21.36 and $26.36, respectively. In any event, however, the options vest in full on August 1, 2012 and will be exercisable until August 1, 2014.

(15) Reflects a discretionary award of restricted stock granted to Mr. Hogg, which vests over three years.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Contracts

We have employment agreements with each of our named executive officers. The following summary of certain provisions of these employment agreements does not purport to be complete and is subject to and is qualified in its entirety by reference to the actual text of the employment agreements of the named executive officers, copies of which are exhibits to our SEC filings.

Mr. Schultz's employment agreement expires December 31, 2008, Mr. Herpich's employment agreement expires December 31, 2009, Mr. Recchia's employment agreement expires December 31, 2012 and Mr. Hogg's employment agreement expires January 1, 2010. Mr. Hoffman's employment agreement terminated in connection with his retirement from our Company, effective January 1, 2008. See "Potential Payments and Benefits Upon Termination" for further discussion regarding the terms of Mr. Hoffman's retirement. Mr. Schultz's employment agreement provides that he is entitled to an annual base salary equal to $860,000. Pursuant to their respective employment agreements and modest salary increases in January 2008, Mr. Recchia is entitled to an annual base salary equal to $515,000, Mr. Herpich is entitled to an annual base salary equal to $372,000, and Mr. Hogg is entitled to an annual base salary of $295,000. For 2007, salaries paid to our named executive officers accounted for the following percentages of their total compensation: Mr. Schultz (28%), Mr. Recchia (30%), Mr. Hoffman (30%), Mr. Herpich (32%) and Mr. Hogg (22%).

Further, the employment agreements of each of Messrs. Herpich, Hoffman and Recchia provide that each of these executives is entitled to receive 2,250 shares of restricted stock for each year during the term of his respective employment agreement and up to an additional 4,500 shares of restricted stock for each year during the term of his employment agreement if we achieve certain performance targets. Mr. Schultz's employment agreement provides that he is entitled to receive 11,250 shares of restricted stock for each year during the term of his employment agreement and up to an additional 22,500 shares of restricted stock for each year during the term of his employment agreement if we achieve certain performance targets. In addition, pursuant to the terms of the employment agreements with Messrs. Schultz, Recchia and Hoffman, all of these executives are entitled to semi-annual bonuses of up to 50% of their annual salary if we achieve certain performance targets set by our Compensation/Stock Option Committee. Messrs. Herpich's and Hogg's employment agreements provide that they are entitled to a semi-annual bonus of up to 25% of their annual salary if we achieve certain performance targets set by our Compensation/Stock Option Committee and a semi-annual bonus of up to 25% of their annual salary in accordance with certain performance targets (sales targets in the case of Mr. Herpich) set annually by our Chief Executive Officer in conjunction with our Compensation/Stock Option Committee. However, for fiscal 2007, our Compensation/Stock Option Committee considered the company's expected decline in EPS and, as a result, decided to limit for 2007, with each executive officer's consent, the aggregate annual amount of the bonus opportunity that each named executive officer could earn to 80% (or 40% with respect to each semi-annual bonus opportunity) as opposed to 100% of the executive's annual base salary even in the event that the performance targets were obtained. See the "Compensation Discussion and Analysis" for additional information regarding the vesting periods applicable to the restricted stock awards described in this paragraph, as well as the performance targets applicable to certain of such awards and the amounts granted in fiscal 2007.

Provisions of the employment agreements that relate to severance pay and termination benefits are described below in the section entitled "Potential Payments and Benefits Upon Termination."

Non-equity Incentive Plan Compensation

The non-equity incentive plan compensation set forth in the Summary Compensation Table for Fiscal Year 2007 reflects annual cash incentive compensation under the executives' employment agreements and, in the case of Mr. Schultz, in accordance with our Amended and Restated Senior Executive Bonus Plan. Annual cash incentive compensation is earned based upon the achievement of a threshold EPS target and, in the cases of Messrs. Herpich and Hogg, additional individual performance targets, and is payable as a percentage of salary as set forth in the executive's employment agreement.

The threshold and target amounts set forth in the Grants of Plan-Based Awards in 2007 Fiscal Year table represent the potential amounts that could have been earned if our EPS (excluding, as discussed above, ADVO results) exceeded 70% or achieved 100%, respectively, of the EPS target set by our Compensation/Stock Option Committee for each applicable six-month performance period.

Restricted Stock

We grant restricted stock to Messrs. Schultz, Recchia and Herpich, and granted restricted stock to Mr. Hoffman until his retirement in January 2008, pursuant to our 2005 Executive Restricted Stock Plan and our 2005 Employee and Director Restricted Stock Award Plan in amounts set forth in the executives' employment agreements. From time to time, we grant restricted stock to Mr. Hogg pursuant to our 2005 Executive Restricted Stock Plan and our 2005 Employee and Director Restricted Stock Award Plan in discretionary amounts that are approved by our Compensation/Stock Option Committee. Each year, one-third of the shares of restricted stock provided for in the named executive officers' employment agreements vest over a three-year period and are non-performance based. The remaining two-thirds of the shares of restricted stock granted pursuant to the employment agreements are granted based upon the achievement of specified financial performance targets and then generally vest over a three-year period (one

year in the case of Mr. Schultz), beginning with the first anniversary of the grant date. For more information about these performance targets and the vesting schedules, see "Compensation Discussion and Analysis."

Shares of restricted stock granted under our 2005 Executive Restricted Stock Plan vest immediately upon the death, disability, retirement or termination without cause (as defined in the applicable plan) of the executive or upon a change of control of the company as well as upon termination for good reason (as defined in the plan). During the vesting period, the executives are the beneficial owners of the shares of restricted stock and possess all voting and dividend rights provided the executives remain employed. Currently, we have no plans to pay cash dividends.

Stock Options

We grant stock options to our named executive officers pursuant to our 2002 Long-Term Incentive Plan. The option exercise price is equal to the closing sales price of our common stock on the date of grant. One-third of the stock options will vest upon achieving each of three common stock market price thresholds, provided that in any event the options will vest in full five years from the date of grant and have a term of two years thereafter. Stock options are not transferable other than by will or the laws of descent and distribution. Stock options will become immediately exercisable in the event of a change of control of the Company (as defined in the plan), in certain instances in the discretion of our Compensation/Stock Option Committee and in the event the holder is no longer employed by reason of retirement, disability, death or otherwise.

Additional Information

We have provided additional information regarding the compensation we pay to our named executives in the "Compensation Discussion and Analysis" section of this proxy statement.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table provides information on the holdings of stock option and stock awards by the named executive officers on December 31, 2007. This table includes options that are exercisable, unearned options (with performance conditions that had not been satisfied), unvested restricted stock and unearned stock (with performance conditions that had not been satisfied). The vesting schedule for each grant that has not yet vested is shown following this table, based on the option or stock award grant date. The market value of the stock awards is based on the closing market price of our stock as of December 31, 2007, which was $11.69. For additional information about the option awards and stock awards, see the description of equity incentive compensation in the "Compensation Discussion and Analysis" section of this proxy statement.

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Alan F. Schultz	12/4/2001	93,125		35.51	12/4/2008			
	10/1/2002	135,000		35.20	10/1/2009			
	4/1/2003	90,000	45,000	25.71	4/1/2010			
	10/1/2003	90,000	45,000	26.90	10/1/2010			
	4/1/2004	135,000		30.76	4/1/2011			
	10/1/2004	135,000		30.10	10/1/2011			
	4/1/2005	135,000		35.26	4/1/2012			
	4/1/2006	0	135,000	29.37	4/1/2013			
	1/1/2007	15,000	30,000	14.50	1/1/2014			
						1/1/2005	3,750	43,838
						1/1/2006	7,500	87,675
						1/1/2007	11,250	131,513
Robert L. Recchia	12/4/2001	16,875		35.51	12/4/2008			
	10/1/2002	28,125		35.20	10/1/2009			
	4/1/2003	18,750	9,375	25.71	4/1/2010			
	10/1/2003	18,750	9,375	26.90	10/1/2010			
	4/1/2004	56,250		30.76	4/1/2011			
	10/1/2004	56,250		30.10	10/1/2011			
	4/1/2005	56,250		35.26	4/1/2012			
	4/1/2006	0	56,250	29.37	4/1/2013			
	1/1/2007	8,334	16,666	14.50	1/1/2014			
	7/1/2007	0	60,000	17.19	7/1/2014			
						1/1/2005	750	8,768
						1/1/2005	750	8,768
						1/1/2006	1,500	17,535
						1/1/2006	1,500	17,535
						1/1/2007	2,250	26,303
Barry P. Hoffman[1] ...	12/4/2001	21,300		35.51	12/4/2008			
	10/1/2002	56,250		35.20	10/1/2009			
	4/1/2003	0	18,750	25.71	4/1/2010			
	10/1/2003	37,500	18,750	26.90	10/1/2010			
	4/1/2004	56,250		30.76	4/1/2011			
	10/1/2004	56,250		30.10	10/1/2011			
	4/1/2005	56,250		35.26	4/1/2012			
	4/1/2006	0	56,250	29.37	4/1/2013			
	1/1/2007	8,334	16,666	14.50	1/1/2014			
						1/1/2005	750	8,768
						1/1/2005	750	8,768
						1/1/2006	1,500	17,535

Name	Option Awards					Stock Awards		
	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
						1/1/2006	1,500	17,535
						1/1/2007	2,250	26,303
Richard Herpich........	12/4/2001	20,090		35.51	12/4/2008			
	10/1/2002	56,143		35.20	10/1/2009			
	4/1/2003	0	18,714	25.71	4/1/2010			
	10/1/2003	0	18,715	26.90	10/1/2010			
	4/1/2004	56,143		30.76	4/1/2011			
	10/1/2004	56,143		30.10	10/1/2011			
	4/1/2005	56,143		35.26	4/1/2012			
	1/1/2007	8,334	16,666	14.50	1/1/2014			
	8/1/2007	0	25,000	10.96	8/1/2014			
						1/1/2005	750	8,768
						1/1/2005	750	8,768
						1/1/2006	1,500	17,535
						1/1/2006	1,500	17,535
						1/1/2007	2,250	26,303
William F. Hogg, Jr........................	7/1/2001	100,000		35.80	7/1/2011			
	12/4/2001	15,256		35.51	12/4/2008			
	12/4/2001	8,000		35.51	12/4/2011			
	10/1/2002	43,750		35.20	10/1/2009			
	4/1/2003	29,167	14,583	25.71	4/1/2010			
	10/1/2003	29,166	14,584	26.90	10/1/2010			
	4/1/2004	43,750		30.76	4/1/2011			
	10/1/2004	43,750		30.10	10/1/2011			
	4/1/2005	43,750		35.26	4/1/2012			
	4/1/2006	0	43,750	29.37	4/01/2013			
	1/1/2007	8,334	16,666	14.50	1/1/2014			
						1/1/2006	2,000	23,380
						1/1/2007	2,250	26,303

(1) Mr. Hoffman retired from his position with our Company effective January 1, 2008. All of Mr. Hoffman's options vested upon his retirement; however such options will expire if they are not exercised by July 2, 2008. See "Potential Payments and Benefits Upon Termination" for further discussion regarding the terms of Mr. Hoffman's retirement.

Outstanding Option Awards Vesting Schedule

Grant Date	Vesting Schedule
4/1/2003	Vests in increments of 33.333%, 33.333% and 33.334% at such time that the closing sales price per share of our common stock is equal to or exceeds $30.71, $35.71 and $40.71, respectively. In any event, however, the options vest in full on the fifth anniversary of the grant date.
10/1/2003	Vests in increments of 33.333%, 33.333% and 33.334% at such time that the closing sales price per share of our common stock is equal to or exceeds $31.90, $36.90 and $41.90, respectively. In any event, however, the options vest in full on the fifth anniversary of the grant date.
4/1/2006	Vests in increments of 33.333%, 33.333% and 33.334% at such time that the closing sales price per share of our common stock is equal to or exceeds $34.37, $39.37 and $44.37, respectively. In any event, however, the options vest in full on the fifth anniversary of the grant date.
1/1/2007	Vests in increments of 33.333%, 33.333% and 33.334% at such time that the closing sales price per share of our common stock is equal to or exceeds $19.50, $24.50 and $29.50, respectively. In any event, however, the options vest in full on the fifth anniversary of the grant date.
7/1/2007	Vests in increments of 33.333%, 33.333% and 33.334% at such time that the closing sales price per share of our common stock is equal to or exceeds $22.19, $27.19 and $32.19, respectively. In any event, however, the options vest in full on the fifth anniversary of the grant date.
8/1/2007	Vests in increments of 33.333%, 33.333% and 33.334% at such time that the closing sales price per share of our common stock is equal to or exceeds $16.36, $21.36 and $26.36, respectively. In any event, however, the options vest in full on the fifth anniversary of the grant date.

Outstanding Stock Awards Vesting Schedule

Grant Date	Vesting Schedule
1/1/2004	Vests in increments of 33.333%, 33.333% and 33.334% on each of the first three anniversaries of the grant date.
1/1/2005	Vests in increments of 33.333%, 33.333% and 33.334% on each of the first three anniversaries of the grant date.
1/1/2006	Vests in increments of 33.333%, 33.333% and 33.334% on each of the first three anniversaries of the grant date.
1/1/2006A	Vests in full on the first anniversary of the grant date.
1/1/2007	Vests in increments of 33.333%, 33.333% and 33.334% on each of the first three anniversaries of the grant date.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2007

The following table provides information on the number of shares acquired and the value realized upon the vesting of restricted stock by the named executive officers during the year ended December 31, 2007 (and before payment of any applicable withholding tax). None of the named executive officers exercised stock options during 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Alan F. Schultz	—	—	22,500	326,250
Robert L. Recchia	—	—	4,500	65,250
Barry P. Hoffman	—	—	4,500	65,250
Richard Herpich	—	—	4,500	65,250
William F. Hogg, Jr.	—	—	1,000	14,500

(1) Amounts reflect the closing market value of the common stock on the day that the stock vested.

PENSION BENEFITS

We established a Supplemental Benefit Plan in 1998 and amended the Plan in 2002 and in 2008. Our Supplemental Benefit Plan covers management employees who are designated by our Compensation/Stock Option Committee. Participating employees earn credited service for each year of continuous service with us. The annual amount of supplemental benefit is calculated by multiplying a participant's years of credited service by 2% of the participant's average annual base compensation while employed by us for the 36 months immediately preceding retirement or other termination of employment. The normal retirement age is 65 or such earlier time as the participant is disabled, dies, is terminated without cause or there is a change of control of the company. The amount of supplemental benefit provided by our Supplemental Benefit Plan was payable semi-annually and, as a result of an amendment to the Plan in March 2008, is now payable annually for a period of 10 years, commencing upon retirement, death or other termination of employment (or six months and a day thereafter with respect to certain amounts that were not earned and vested on December 31, 2004). The Supplemental Benefit Plan also provides that each participant is entitled to continued medical, prescription and dental benefits on terms similar to those provided under company-sponsored plans for a period of 10 years following retirement or other termination of employment. The benefits under the Supplemental Benefit Plan are provided subject to the participating employee's compliance with the non-competition and non-solicitation provision in the plan. Any participant who violates the non-competition and non-solicitation restrictions forfeits participation under the plan and any further benefits thereunder. Participants do not contribute to the plan. The plan is unfunded and not qualified for tax purposes.

Base compensation under the plan excludes bonuses, commissions or other compensation of any kind. Three-year average base compensation for each of Mr. Schultz, Mr. Hoffman, Mr. Recchia and Mr. Herpich, who were participants under the plan as of the end of 2007 is: Mr. Schultz $780,000, Mr. Hoffman $392,275, Mr. Recchia $408,333 and Mr. Herpich $360,000. The benefits under the Supplemental Benefit Plan are not subject to any reduction for Social Security or any other offset amounts. Following his retirement effective January 1, 2008, Mr. Hoffman will commence receiving certain benefits under the Supplemental Benefit Plan on or about July 1, 2008.

In May 2007, in connection with an amendment to his employment agreement, Mr. Hogg was granted the right pursuant to the agreement to receive a supplemental retirement benefit commencing upon retirement, death, disability, change of control or other termination of employment without "Cause" (as defined in Mr. Hogg's employment agreement) based on Mr. Hogg's credited service for each year of continuous service with the company, subject to certain vesting requirements. The annual amount of the supplemental benefit is calculated by multiplying Mr. Hogg's years of credited service by 2% of his average annual base compensation while employed by Valassis for the 36 months immediately preceding retirement or other termination of employment. The normal retirement age is 65 or such earlier time as he is disabled, dies, is terminated without cause or there is a change of control of the company. The amount of supplemental benefit is payable semi-annually for a period of 10 years, commencing six months and a day after his retirement, death or other termination of employment. The employment agreement also provides that Mr. Hogg is entitled to continued medical, prescription and dental benefits on terms similar to those provided under company-sponsored plans for a period of 10 years following retirement or other termination of employment. The benefits under the agreement are provided subject to Mr. Hogg's compliance with the non-competition and non-solicitation provisions in his employment agreement. If Mr. Hogg violates the

non-competition and non-solicitation restrictions he also forfeits the severance amounts and other benefits provided for by the agreement.

The table below shows the present value of accumulated benefits at December 31, 2007 payable to each of the covered named executive officers, including the number of years of service credited to such named executive officers, under our Supplemental Benefit Plan using a discount rate of 5%. The table also shows the present value of accumulated benefits at December 31, 2007 payable to Mr. Hogg pursuant to his employment agreement using a discount rate of 5%.

Name	Plan Name	Number of years of Credited Service (#)	Present Value of Accumulated Benefit[2] ($)
Alan F. Schultz	Supplemental Benefit Plan	23	2,847,975
Robert L. Recchia	Supplemental Benefit Plan	25	1,653,938
Barry P. Hoffman[1]	Supplemental Benefit Plan	26	1,617,183
Richard Herpich	Supplemental Benefit Plan	29	1,689,715
William F. Hogg	Supplemental Benefit	29	408,737

(1) Mr. Hoffman retired effective January 1, 2008. As noted above, he will commence receiving certain benefits under the Supplemental Benefit Plan on or about July 1, 2008.

(2) Also includes the estimated incremental lump-sum present value of the payment obligations of our Company with respect to continued medical, prescription and retirement benefits for each of the officers named in the table, calculated in accordance with generally accepted accounting principles for financial reporting purposes assuming (a) termination occurred on December 31, 2007, (b) a 5% discount rate, and (c) increases in the cost of coverage trending from 11% to 5% over the 10-year coverage term.

POTENTIAL PAYMENTS AND BENEFITS UPON TERMINATION

Estimated Payments Upon Death or Disability

In the event of a termination by reason of death or disability of an executive officer (as defined in the respective employment agreements), we are required to pay to such executive or his estate in a lump-sum his annual base salary through the date of termination and any deferred compensation and any accrued vacation pay to the date of termination. If this occurs, Messrs. Schultz and Recchia are also entitled to receive an amount equal to the executive's pro rata share of his semi-annual bonus for the six-month period in which his employment terminates (based on the achievement of certain performance targets at the end of the six-month period).

Estimated Payments Upon Termination For Other Reasons

Under the terms of the employment agreements with Messrs. Schultz and Recchia, if we terminate the executive's employment other than for Cause (as defined in the respective employment agreements), or if the executive terminates his employment for Good Reason (as defined in the respective employment agreements), then the executive is entitled to receive his base salary for the duration of the term of his employment agreement, a lump-sum cash bonus in an amount equal to two times his maximum semi-annual cash bonus for the current six-month period (whether or not earned), and any deferred compensation and any accrued vacation pay to the date of termination. The executive is also entitled to receive the pro rata share of his semi-annual bonus for the six-month period in which his employment terminates (based on the achievement of certain performance targets at the end of the six-month period). Under the terms of the employment agreements with Messrs. Herpich and Hogg, if we terminate the executive's employment other than for Cause (as defined in the respective employment agreements), we are obligated to continue to pay such executive a base salary for the duration of the term of his employment agreement, a lump-sum cash bonus in an amount equal to two times his maximum semi-annual cash bonus for the current six-month period (whether or not earned), and any deferred compensation and any accrued vacation pay to the date of termination. All of the employment agreements with the named executive officers provide that, under certain circumstances, we are also required to maintain our executive's participation in all employee welfare and medical benefit plans in which the executive was eligible to participate at the time of his termination.

If we terminate the employment of Messrs. Schultz or Recchia for Cause, or any of them terminates his employment with us without Good Reason, such executive officer is entitled to receive any compensation earned through the date of termination and any previously deferred compensation. Following this payment, except as provided below, we will then have no further obligations to the terminated executive officer under his employment agreement. Under the terms of the employment agreements for Messrs. Herpich and Hogg, if we terminate the employment of such executive officer for Cause, we will pay such executive officer any compensation

earned through the date of termination and any previously deferred compensation. Following this payment, we will then have no further obligations to the terminated executive officer under his employment agreement.

The employment agreements with our named executive officers prohibit the executives from competing with us during the periods of their scheduled employment with us. In the case of Mr. Herpich and Mr. Hogg, this non-competition provision may continue for up to two years following the termination of his employment, at our option, provided that we pay Mr. Herpich and Mr. Hogg his then-existing annual base salary during the extended period. In the cases of Messrs. Hoffman and Recchia, this non-competition provision continues for up to two years following the termination of their respective employment with us, provided that during the extended period the executives furnish advisory and consulting services to us and we pay such executives, as applicable, their annual base salaries. Mr. Schultz's employment agreement provides that this non-competition provision extends for seven years after the later of the expiration date of his employment period or severance period, as the case may be, so long as we pay Mr. Schultz his annual base salary during each of the first three years of such seven-year period as well as an amount equal to one-half of such annual base salary during each of the last four years of such period.

Estimated Payments Upon a Change of Control

Upon a change of control (as defined in our applicable stock option plan) all options granted to the named executive officers become fully exercisable. In addition, the employment agreements provide that if any payment provided to these named executive officers on account of such acceleration of exercisability of such options upon a change of control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 or any successor provision, these named executive officers will be entitled to a gross-up payment. Upon a change of control (as defined in our applicable restricted stock plan), shares of restricted stock vest immediately. In addition, a change of control of our Company could result in one or more of the executives being terminated other than for Cause, or one or more of Messrs. Schultz and Recchia terminating his respective employment for Good Reason. In either of these events, the severance arrangements described above would apply.

The tables below describe and quantify certain compensation that would become payable under existing plans and arrangements if the named executive officer's, other than Mr. Hoffman's, employment had terminated on December 31, 2007, or if a change of control occurred on that date, given the named executive officer's compensation and service levels as of such date and, if applicable, based on our closing stock price on that date. Mr. Hoffman retired from our Company effective January 1, 2008. Our payment obligations to Mr. Hoffman in connection with his retirement are described under the heading "—Retirement of Barry P. Hoffman" below. These benefits are in addition to benefits available generally to salaried employees. In addition, the tables below do not include amounts that the participating named executive officers are entitled to under our Supplemental Benefit Plan, which are discussed above under "Pension Benefits." Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

BEST AVAILABLE COPY

ALAN F. SCHULTZ

The following table shows the potential payments upon termination or a change of control of the company for Mr. Schultz, our President and Chief Executive Officer.

	Voluntary Termination ($)	Normal Retirement ($)	Involuntary not for Cause ($)	Good Reason ($)	Involuntary for Cause ($)	Change of Control ($)	Disability ($)	Death ($)
Severance[1]	—	—	1,872,000	1,872,000	—	1,872,000	—	—
Accelerated Options[2]	—	0	0	0	—	0	0	0
Accelerated Restricted Stock[3]	—	263,025	263,025	263,025	—	263,025	263,025	263,025
Continuation of Healthcare Benefits[4]	—	—	—	—	—	—	—	—
Non-compete[5]	3,900,000	3,900,000	3,900,000	3,900,000	3,900,000	3,900,000	3,900,000	—
Estimated Tax Gross-up[6]	—	—	—	—	—	0	—	—
Total	3,900,000	4,163,025	6,035,025	6,035,025	3,900,000	6,035,025	4,163,025	263,025

(1) Reflects (i) annual base salary paid bi-weekly for the remainder of the term of the executive's employment agreement following termination, plus (ii) a lump-sum bonus equal to two times the executive's maximum semi-annual cash bonus for the current six-month period plus a pro rata share of the executive's semi-annual bonus for the six-month period in which termination occurs (whether earned or not).

(2) Reflects the value of options that become fully exercisable following the date of termination. Mr. Schultz has options exercisable for 255,000 shares of our common stock which vest upon termination. However, the intrinsic value of the unexercisable options as of December 31, 2007 was $0 because the exercise price of each option was higher than our stock price on December 31, 2007.

(3) Reflects the shares of restricted stock that would become vested based on a fair market value per share of $11.69.

(4) For information regarding the value of all future payments which the executive would be entitled to receive under our health plans, see the section entitled "Pension Benefits."

(5) Reflects the estimated value of all future payments (paid bi-weekly) which the executive would be entitled to receive pursuant to the non-competition provision contained in his employment agreement.

(6) Under the executive's employment agreement, we have agreed to reimburse the executive for all excise taxes that are imposed on the executive by Section 280G and Section 4999 of the Internal Revenue Code and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G and Section 4999 excise taxes. Based on our estimates, we would not be required to pay an excise tax on any employment termination described above in connection with, or upon, a change of control.

ROBERT L. RECCHIA

The following table shows the potential payments upon termination or a change of control of the company for Mr. Recchia, our Executive Vice President, Chief Financial Officer and Treasurer.

	Voluntary Termination ($)	Normal Retirement ($)	Involuntary not for Cause ($)	Good Reason ($)	Involuntary for Cause ($)	Change of Control ($)	Disability ($)	Death ($)
Severance[1]	—	—	3,200,000	3,200,000	—	3,200,000	—	—
Accelerated Options[2]	—	0	0	0	—	0	0	0
Accelerated Restricted Stock[3]	—	78,908	78,908	78,908	—	78,908	78,908	78,908
Continuation of Healthcare Benefits[4]	—	—	—	—	—	—	—	—
Non-compete[5]	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	—
Estimated Tax Gross-up[6]	—	—	—	—	—	0	—	—
Total	1,000,000	1,078,908	4,278,908	4,278,908	1,000,000	4,278,908	1,078,908	78,908

(1) Reflects (i) annual base salary paid bi-weekly for the remainder of the term of the executive's employment agreement following termination, plus (ii) a lump-sum bonus equal to two times the executive's maximum semi-annual cash bonus for the current six-month period plus a pro rata share of the executive's semi-annual bonus for the six-month period in which termination occurs (whether earned or not).

(2) Reflects the value of options that become fully exercisable following the date of termination. Mr. Recchia has options exercisable for 151,666 shares of our common stock which vest upon termination. However, the intrinsic value of the unexercisable options as of December 31, 2007 was $0 because the exercise price of each option was higher than our stock price on December 31, 2007.

(3) Reflects the shares of restricted stock that would become vested based on a fair market value per share of $11.69.

(4) For information regarding the value of all future payments which the executive would be entitled to receive under our health plans, see the section entitled "Pension Benefits."

(5) Reflects the estimated value of all future payments (paid bi-weekly) which the executive would be entitled to receive pursuant to the non-competition provision contained in his employment agreement.

(6) Under the executive's employment agreement, we have agreed to reimburse the executive for all excise taxes that are imposed on the executive by Section 280G and Section 4999 of the Internal Revenue Code and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G and Section 4999 excise taxes. Based on our estimates, we would not be required to pay an excise tax on any employment termination described above in connection with, or upon, a change of control.

RICHARD HERPICH

The following table shows the potential payments upon termination or a change of control of the company for Mr. Herpich, our Executive Vice President, Sales and Marketing.

	Voluntary Termination ($)	Normal Retirement ($)	Involuntary not for Cause ($)	Good Reason ($)	Involuntary for Cause ($)	Change of Control ($)	Disability ($)	Death ($)
Severance[1]	—	—	1,296,000	1,296,000	—	1,296,000	—	—
Accelerated Options[2]	—	18,250	18,250	18,250	—	18,250	18,250	18,250
Accelerated Restricted Stock[3]	—	78,908	78,908	78,908	—	78,908	78,908	78,908
Continuation of Healthcare Benefits[4]	—	—	—	—	—	—	—	—
Non-compete[5]	720,000	720,000	720,000	720,000	—	720,000	720,000	—
Estimated Tax Gross-up[6]	—	—	—	—	—	0	—	—
Total	720,000	817,158	2,113,158	2,113,158	0	2,113,158	817,158	97,158

(1) Reflects (i) annual base salary paid bi-weekly for the remainder of the term of the executive's employment agreement following termination, plus (ii) a lump-sum bonus equal to two times the executive's maximum semi-annual cash bonus for the current six-month period.

(2) Reflects the intrinsic value of the exercisable options that are in-the-money as of December 31, 2007. Mr. Herpich has options exercisable for 54,095 shares of our common stock which vest upon termination. However, the intrinsic value of 29,095 of the exercisable options as of December 31, 2007 was $0 because the exercise price of each option was higher than our stock price on December 31, 2007.

(3) Reflects the shares of restricted stock that would become vested based on a fair market value per share of $11.69.

(4) For information regarding the value of all future payments which the executive would be entitled to receive under our health plans, see the section entitled "Pension Benefits."

(5) Reflects the estimated value of all future potential payments (paid bi-weekly) which the executive may be entitled to receive pursuant to the non-competition provision contained in his employment agreement assuming that we decide to enforce the non-competition provision and pay this additional amount.

(6) Under the executive's employment agreement, we have agreed to reimburse the executive for all excise taxes that are imposed on the executive by Section 280G and Section 4999 of the Internal Revenue Code and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G and Section 4999 excise taxes. Based on our estimates, we would not be required to pay an excise tax on any employment termination described above in connection with, or upon, a change of control.

WILLIAM F. HOGG, JR.

The following table shows the potential payments upon termination or a change of control of the company for Mr. Hogg, our Executive Vice President of Manufacturing and Client Services.

	Voluntary Termination ($)	Normal Retirement ($)	Involuntary not for Cause ($)	Good Reason ($)	Involuntary for Cause ($)	Change of Control ($)	Disability ($)	Death ($)
Severance[1]	—	—	1,044,000	1,044,000	—	1,044,000	—	—
Accelerated Options[2]	—	0	0	0	—	0	0	0
Accelerated Restricted Stock[3]	—	49,683	49,683	49,683	—	49,683	49,683	49,683
Continuation of Healthcare Benefits[4]	—	—	9,616	9,616	—	9,616	—	—
Non-compete[5]	580,000	580,000	580,000	580,000	—	580,000	580,000	—
Estimated Tax Gross-up[6]	—	—	—	—	—	0	—	—
Total	580,000	629,683	1,683,299	1,683,299	0	1,683,299	629,683	49,683

(1) Reflects (i) annual base salary paid bi-weekly for the remainder of the term of the executive's employment agreement following termination, plus (ii) a lump-sum bonus equal to two times the executive's maximum semi-annual cash bonus for the current six-month period.

(2) Reflects the value of options that become fully exercisable following the date of termination. Mr. Hogg has options exercisable for 89,583 shares of our common stock which vest upon termination. However, the intrinsic value of the unexercisable options as of December 31, 2007 was $0 because the exercise price of each option was higher than our stock price on December 31, 2007.

(3) Reflects the shares of restricted stock that would become vested based on a fair market value per share of $11.69.

(4) Reflects the estimated lump-sum present value of our payment obligations with respect to continued medical and welfare benefits for the executive, calculated in accordance with generally accepted accounting principles for financial reporting purposes assuming (a) termination occurred on December 31, 2007, (b) a 5% discount rate, and (c) increases in the cost of coverage trending from 11% to 9% over the coverage term. The executive is entitled to continued benefits following termination until the date of termination of his employment agreement; provided that if the executive becomes employed with another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, our payment obligations shall be reduced.

(5) Reflects the estimated value of all future potential payments (paid bi-weekly) which the executive may be entitled to receive pursuant to the non-competition provision contained in his employment agreement assuming that we decide to enforce the non-competition provision and pay this additional amount.

(6) Under the executive's employment agreement, we have agreed to reimburse the executive for all excise taxes that are imposed on the executive by Section 280G and Section 4999 of the Internal Revenue Code and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G and Section 4999 excise taxes. Based on our estimates, we would not be required to pay an excise tax on any employment termination described above in connection with, or upon, a change of control.

RETIREMENT OF BARRY P. HOFFMAN

Upon his retirement, which was effective January 1, 2008, Mr. Hoffman became entitled to receive the following payments and benefits.

Accelerated Options (#)	Accelerated Restricted Stock (#)	Supplemental Benefit Plan ($)	Bonus Payment ($)	Contribution to Employee Profit Sharing Plan ($)	Non-Compete ($)	Vacation ($)
110,416[1]	3,000[2]	1,994,070[3]	161,460[4]	13,500[5]	807,300[6]	31,050

(1) Reflects the total amount of Mr. Hoffman's options that automatically vested upon his retirement, however such options will expire if they are not exercised by July 2, 2008. This total amount represents the following accelerated grants, together with their applicable exercise prices: 18,750 options granted on April 1, 2003 ($25.71), 18,750 options granted on October 1, 2003 ($26.90), 56,250 options granted on April 1, 2006 ($29.37) and 16,666 options granted on January 1, 2007 ($14.50). The closing market price of our stock as of March 5, 2008 was $11.34.

(2) Reflects the shares of restricted stock that automatically vested upon Mr. Hoffman's retirement. Based on the closing market price of our stock as of December 31, 2007, which was $11.69, the fair market value of the accelerated restricted stock was $35,070.

(3) Reflects the total supplemental benefit that Mr. Hoffman is entitled to receive under our Supplemental Benefit Plan, which is payable for 10 years commencing upon his retirement.

(4) Reflects a lump-sum bonus equal to 80% of Mr. Hoffman's maximum semi-annual cash bonus for the six-month period ended December 31, 2007.

(5) Reflects contributions to be made on behalf of Mr. Hoffman to our Employees' Profit Sharing Plan.

(6) Reflects the total amount Mr. Hoffman is entitled to receive pursuant to the consulting and non-competition provision contained in his employment agreement.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2007 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including our Broad-Based Incentive Plan, our Amended and Restated 1992 Long-Term Incentive Plan, our 2002 Long-Term Incentive Plan, our Executive Restricted Stock Award Plan, our Employee and Director Restricted Stock Award Plan, our 2005 Executive Restricted Stock Plan, our 2005 Employee and Director Restricted Stock Award Plan, and our ADVO Inc. 2006 Incentive Compensation Plan, as amended.

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Option(s)**	**Weighted Average Exercise Price of Outstanding Options**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)**
Equity Compensation Plans Approved by Stockholders[(1)]	5,266,832	$29.03	512,236
Equity Compensation Plans Not Approved by Stockholders[(2)]	1,842,671	$23.06	7,814,329

(1) Consists of our 2002 Long-Term Incentive Plan, our Amended and Restated 1992 Long-Term Incentive Plan, our Executive Restricted Stock Award Plan, our Employee and Director Restricted Stock Award Plan, our 2005 Executive Restricted Stock Plan and our 2005 Employee and Director Restricted Stock Award Plan.

(2) Consists of our Broad-Based Incentive Plan and our ADVO, Inc. 2006 Incentive Compensation Plan, which we assumed in connection with our acquisition of ADVO.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our common stock by our directors, our named executive officers as well as all of our directors and executive officers as a group, as of March 5, 2008. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. For purposes of calculating the percentage beneficially owned, the number of shares of our common stock includes 48,041,472 shares of our common stock outstanding as of March 5, 2008 and the shares of our common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days from March 5, 2008. The address of all persons listed below is c/o Valassis Communications, Inc., 19975 Victor Parkway, Livonia, Michigan 48152.

Name	Shares Beneficially Owned[(1)]	Percent
Joseph B. Anderson	12,494[(2)]	*
Patrick F. Brennan	57,686[(3)]	*
Kenneth V. Darish	49,753[(4)]	*
Richard Herpich	269,052[(5)]	*
Barry P. Hoffman	439,043[(6)]	*
William F. Hogg, Jr.	383,050[(7)]	*
Dr. Walter H. Ku	40,033[(8)]	*
Robert L. Recchia	309,585[(9)]	*
Marcella A. Sampson	55,186[(10)]	*
Alan F. Schultz	1,019,331[(11)]	2.1%
Wallace S. Snyder	350	
Faith Whittlesey	81,994[(12)]	*

Name	Shares Beneficially Owned[1]	Percent
All executive officers and directors as a group (12 persons)	2,436,931[13]	5.1%

* Less than 1.0%.

(1) Unless otherwise noted, each director and executive officer has sole voting and investment power with respect to the shares shown as beneficially owned by him or her.

(2) Includes currently exercisable options to purchase 10,000 shares of common stock granted to independent directors pursuant to our executive long-term incentive plans.

(3) Includes currently exercisable options to purchase 49,000 shares of common stock granted to independent directors pursuant to our executive long-term incentive plans.

(4) Includes currently exercisable options to purchase 44,000 shares of common stock granted to independent directors pursuant to our executive long-term incentive plans.

(5) Includes currently exercisable options to purchase 244,662 shares of common stock granted pursuant to our executive long-term incentive plans.

(6) Includes currently exercisable options to purchase 402,550 shares of common stock pursuant to our executive long-term incentive plans. Mr. Hoffman retired from his position with our Company effective January 1, 2008. See "Potential Payments and Benefits Upon Termination" for further discussion regarding the terms of Mr. Hoffman's retirement.

(7) Includes currently exercisable options to purchase 364,923 shares of common stock pursuant to our executive long-term incentive plans.

(8) Includes currently exercisable options to purchase 35,000 shares of common stock granted pursuant to our executive long-term incentive plans.

(9) Includes currently exercisable options to purchase 259,584 shares of our common stock granted pursuant to our executive long-term incentive plans.

(10) Includes currently exercisable options to purchase 49,000 shares of our common stock granted to independent directors pursuant to our executive long-term incentive plans.

(11) Includes currently exercisable options to purchase 828,125 shares of our common stock pursuant to our executive long-term incentive plans.

(12) Includes currently exercisable options to purchase 68,000 shares of our common stock granted to independent directors pursuant to our executive long-term incentive plans.

(13) This number includes currently exercisable options to purchase 2,099,628 shares of our common stock pursuant to our executive long-term incentive plans.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such forms furnished to us, or written representations that no Forms 5 were required, we believe that during the fiscal year ended December 31, 2007 all Section 16(a) filing requirements applicable to our officers and directors were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of our common stock by all holders who beneficially owned more than 5% of the outstanding shares of our common stock as of March 5, 2008.

Name and Address of Beneficial Owner	Beneficial Ownership	Percent of Class
Barrow, Hanley, Mewhinney & Strauss, Inc.[1]	5,057,500	10.55%
2200 Ross Avenue, 31st Floor		
Dallas, TX 75201-2761		
Citadel Investment Group, L.L.C.[2]	3,128,766	6.50%
131 S. Dearborn Street, 32nd Floor		
Chicago, IL 60603		
Delta Partners LLC[3]	4,337,300	9.10%
One International Place, Suite 2401		
Boston, MA 02110		
FMR LLC[4]	3,195,065	6.66%
82 Devonshire Street		
Boston, MA 02109		
LeGrange Capital Partners, L.P.[5]	2,507,679	5.20%
570 Lexington Avenue, 27th Floor		
New York, NY 10022		
North Run Capital LP[6]	3,894,100	8.12%
One International Place, Suite 2401		
Boston, MA 02110		
Hotchkis and Wiley Capital Management, LLC[7]	5,518,200	11.50%
725 South Figueroa Street, 39th Floor		
Los Angeles, California 90017-5439		
Prides Capital Partners, L.L.C.[8]	3,552,200	7.40%
200 High Street, Suite 700		
Boston, MA 02110		

(1) According to information contained in a Schedule 13G filed with the SEC on February 13, 2008, Barrow, Hanley, Mewhinney & Strauss, Inc. has sole voting power with respect to 2,804,500 shares of our common stock and sole dispositive power with respect to 5,057,500 shares of our common stock.

(2) According to information contained in a Schedule 13G filed with the SEC on February 28, 2008, Citadel Investment Group, L.L.C. ("Citadel") has shared voting and dispositive power with respect to 3,128,766 shares of our common stock. In addition, the filing reports that Citadel shares this voting power with the following reporting persons: Citadel Investment Group II, L.L.C., Citadel Limited Partnership, Kenneth Griffin, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC and Citadel Derivatives Trading Ltd.

(3) According to information contained in a Schedule 13G/A filed with the SEC on February 11, 2008, Delta Partners LLC ("Delta") has shared voting and dispositive power with respect to 4,337,300 shares of our common stock. In addition, the filing reports that Delta shares this voting power with the following reporting persons: Charles Jobson and Prism Offshore Fund, Ltd. In addition, the filing reports that shares reported for Delta Partners LLC and Charles Jobson include shares beneficially owned by Prism Partners L.P., Prism Offshore Fund Limited, Prism Partners QP, LP and one separate unnamed account.

(4) According to information contained in a Schedule 13G filed with the SEC on February 14, 2008, FMR LLC has sole dispositive power with respect to 3,195,065 shares of our common stock.

(5) According to information contained in a Schedule 13G filed with the SEC on February 14, 2008, LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Capital Administration, L.L.C. and Frank LaGrange Johnson beneficially own 2,507,679 shares of our common stock.

(6) According to information contained in a Schedule 13G/A filed with the SEC on February 14, 2008, North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, Todd B. Hammer and Thomas B. Ellis have sole voting and dispositive power with respect to 3,894,100 shares of our common stock. In addition, the filing contained a Joint Filing Agreement, dated February 14, 2008, between the aforementioned parties authorizing the joint filing of the Schedule 13G/A.

(7) According to information contained in a Schedule 13G/A filed with the SEC on February 14, 2008, Hotchkis and Wiley Capital Management, LLC, in its capacity as investment advisor, has sole voting power with respect to 4,026,700 shares of our common

stock and sole dispositive power with respect to 5,518,200 shares of our common stock, which includes shares held by Hotchkis and Wiley Mid-Cap Value Fund.

(8) According to information contained in a Schedule 13D filed with the SEC on January 22, 2008, Prides Capital Partners, L.L.C. ("Prides") has shared voting and dispositive power with respect to 3,552,200 shares of our common stock. In addition, the filing reports that Prides shares this voting power with the following reporting persons: Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy.

AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors is comprised of the three directors named below. It operates pursuant to a written charter adopted by our Board of Directors which can be viewed in the "Investors/Corporate Governance" section of the Company's Web site at www.valassis.com.

The role of the Audit Committee is to assist our Board of Directors in its oversight of the Company's financial reporting process. Our Board of Directors, in its business judgment, has determined that all members of the Audit Committee are "independent," as required by applicable listing standards of the New York Stock Exchange and the rules and regulations promulgated by the SEC. As set forth in the Audit Committee Charter, the management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

In the performance of its oversight function, the Audit Committee has considered and discussed with management and the Company's independent auditors, Deloitte & Touche LLP, the audited financial statements for the year ended December 31, 2007 and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. Our Audit Committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended by Statement on Auditing Standards No. 90. Finally, the Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect and discussed with Deloitte & Touche LLP that firm's independence. The Audit Committee also considered whether Deloitte & Touche LLP's non-audit services, including tax consulting and benefit plan services are compatible with maintaining Deloitte & Touche LLP's independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them on the representations made by management and the independent accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact "independent."

Based upon the reviews and discussions referred to above, in reliance on management and the independent registered accounting firm, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC.

This Audit Committee Report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Patrick F. Brennan, Chairman

Kenneth V. Darish

Wallace S. Snyder

APPROVAL OF THE VALASSIS COMMUNICATIONS, INC. 2008 SENIOR EXECUTIVES SEMI-ANNUAL BONUS PLAN (PROPOSAL 2)

On February 28, 2008, our Board of Directors approved, subject to stockholder approval, the Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (the "Bonus Plan"). The Bonus Plan is designed to provide "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). Section 162(m) generally denies corporate tax deductions for annual compensation exceeding $1 million paid to certain employees, generally the chief executive officer and the four other most highly compensated executive officers of a public company, excluding the chief financial officer. Certain types of compensation, including performance-based compensation, are excluded from this deduction limit. In order for compensation to qualify as "performance-based," the compensation may be paid only when the performance goals associated with such compensation are attained. In addition, among other requirements, the performance goals must be approved by our stockholders.

We currently maintain an executive bonus plan, the Valassis Communications, Inc. Amended and Restated Senior Executives Annual Bonus Plan (the "Prior Plan"), that is intended to comply with the requirements of Section 162(m) of the Code. Under the Prior Plan, our Compensation/Stock Option Committee may only award bonuses that are based on the achievement of performance goals relating to earnings per share. With our acquisition of ADVO and the changes that this has brought to the size and complexity of our Company, our Board of Directors has determined that it is in the best interest of our Company and our stockholders to provide for the flexibility to grant bonus awards that are subject to the achievement of a wide variety of objective performance goals, as further described below. Other than in this respect, the Bonus Plan provides for awards that are similar to those under the Prior Plan. If our stockholders approve the Bonus Plan, no further bonuses will be awarded under the Prior Plan.

Our Board of Directors seeks stockholder approval of the Bonus Plan in order to qualify payments thereunder as "performance-based compensation" that is exempt from the $1 million deduction limit. If stockholders do not approve the Bonus Plan, the conditional award granted to our Chief Executive Officer under the Bonus Plan described below will be void and he will instead receive awards under the Prior Plan. The Internal Revenue Service has recently issued new guidance on what constitutes "performance-based compensation" for purposes of Section 162(m). We intend to evaluate this guidance in light of the Bonus Plan and the provisions of individual employment agreements. This guidance may effect the deductibility of compensation paid by our Company in future years.

Description of the Bonus Plan

The following is a summary of the material features of the Bonus Plan. The Bonus Plan provides for awards that are similar to those under the Prior Plan. The following summary does not purport to be complete and is qualified in its entirety by reference to the terms of the Bonus Plan, which is attached to this proxy statement as Exhibit C.

Purpose. The purpose of the Bonus Plan is to provide an incentive for selected officers of our Company to improve corporate performance by providing each participating officer with an opportunity to receive a cash bonus payment based upon the attainment of certain performance goals, thus motivating such officers to stimulate our Company's overall growth and success.

Eligible Participants. Our Chief Executive Officer and any other executive officer of our Company who has been designated by our Compensation/Stock Option Committee as likely to have the deductibility of his or her compensation limited by Section 162(m) of the Code are eligible to participate in the Bonus Plan.

Award Types. The Bonus Plan provides for the award and payment of cash bonuses that are intended to qualify as "performance-based compensation." Bonuses are expressed as a percentage of a participant's annual base salary. Bonuses under the Bonus Plan will be paid if certain performance goals are met over a six-month performance period.

Performance Goals; Terms of Awards. Our Compensation/Stock Option Committee will determine the terms and conditions of each award under the Bonus Plan. Our Compensation/Stock Option Committee will establish objective performance-based goals for bonuses awarded under the Bonus Plan. Permissible performance goals include any one of the following or combination thereof which may be applicable on a company-wide basis and/or with respect to operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships, or joint ventures:

(a) General Financial Objectives:

- Increasing our Company's net sales;
- Achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; earnings per share; or adjusted cash earnings per share);
- Achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits for our Company, an affiliate, or a business unit;

- Achieving a target return on our Company's (or an affiliate's) capital, assets, or stockholders' equity;
- Maintaining or achieving a target level of appreciation in the price of the shares;
- Increasing our Company's (or an affiliate's) market share to a specified target level;
- Achieving or maintaining a share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period;
- Achieving a level of share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period;
- Achieving specified reductions in costs; and
- Achieving a target level of cash flow.

(b) Operational Objectives:

- Introducing one or more products into one or more new markets;
- Acquiring a prescribed number of new clients in a line of business;
- Achieving a prescribed level of productivity within a business unit;
- Completing specified projects within or below the applicable budget;
- Completing acquisitions of other businesses or integrating acquired businesses; and
- Expanding into other markets.

(c) And any other criteria established by our Compensation/Stock Option Committee (but only if such other criteria are approved by our stockholders).

Performance goals may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated or other external or internal measures and may include or exclude extraordinary charges, capital expenditures, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses (including without limitation expenses related to goodwill and other intangible assets), stock offerings, stock repurchases and strategic loan loss provisions.

For each six-month performance period, awards shall meet the following requirements:

- The performance goals will be established by our Compensation/Stock Option Committee no later than the 45th day of the performance period.
- Our Compensation/Stock Option Committee will determine whether the performance goals have been satisfied and the amount of bonuses paid under the Bonus Plan.
- No bonus will be payable under the Bonus Plan until our Compensation/Stock Option Committee certifies in writing that the performance goals associated with the bonus have been satisfied.
- Our Compensation/Stock Option Committee has the ability to reduce or eliminate (but not increase) a bonus payable to a plan participant (subject to the terms of any individual employment agreements).

Maximum Payment. The maximum bonus that a participant in the Bonus Plan may earn with respect to any six-month performance period is $1,500,000.

Payment Date. Payment will be made in a lump sum no later than sixty (60) days after the end of the applicable six-month performance period.

Termination of Employment. Subject to the terms of any individual employment agreements, if a Bonus Plan participant's employment is terminated by our Company due to death, disability, or without cause or if the participant resigns for good reason, the participant (or his beneficiary, in the event of death) shall receive a pro rata share of the bonus award for the six-month measurement period in which he terminates employment, based on actual performance. Any such pro-rata bonus will be paid at the same time as bonuses are paid to other participants in the Bonus Plan.

Term of the Plan. The Bonus Plan will continue for 10 years from the date of approval by our stockholders, unless it is terminated earlier by our Board of Directors. The regulations under Section 162(m) of the Code require that stockholders re-approve the performance goals under the Bonus Plan no later than the first stockholders meeting that occurs in 2013. To the extent necessary to comply with the requirements of Section 162(m) of the Code, the payment of bonuses under the Bonus Plan will be subject to approval of the performance goals under the Bonus Plan by our stockholders.

Administration. The Bonus Plan shall be administered by our Compensation/Stock Option Committee. Our Compensation/Stock Option Committee will have authority to interpret and administer the Bonus Plan, and any such determinations shall be final and binding on all participants in the Bonus Plan.

Withholding. All bonus payments will be subject to withholding of applicable federal, state, local, or other taxes.

Amendment and Termination. Our Board of Directors may amend, suspend, or terminate the Bonus Plan, provided that no such action will apply to any bonus award made prior to the date of such action, unless such change is necessary to satisfy applicable law, meet the requirements of an accounting standard or avoid any adverse accounting treatment.

Impact on the Prior Plan. No further awards will be granted under the Prior Plan if stockholders approve the Bonus Plan.

New Plan Benefits. Our Compensation/Stock Option Committee has granted the following target bonus award under the Bonus Plan to Mr. Schultz, our Chief Executive Officer, for 2008, subject to stockholder approval of the Bonus Plan. If stockholders do not approve the Bonus Plan, the award to Mr. Schultz under this plan will become void and he will instead receive awards under our existing Amended and Restated Senior Executives Annual Bonus Plan. If the Bonus Plan is approved by our stockholders, any future grants of awards thereunder that will be made to other eligible participants are subject to the discretion of our Compensation/Stock Option Committee and, therefore, are not determinable at this time.

Bonus Plan

Name and Position	**% of Base Salary**
Alan F. Schultz, Chief Executive Officer and President	100[1]
Robert L. Recchia, Executive Vice President, Chief Financial Officer and Treasurer	--
Barry P. Hoffman, Executive Vice President, General Counsel and Secretary	--
Richard Herpich, Executive Vice President, Sales and Marketing	--
William F. Hogg, Jr., Executive Vice President of Manufacturing and Client Services	--
Executive officers as a group	--
Non-employee directors as a group	--
Non-executive employees as a group	--

(1) This percentage is based on the target bonus award for the six-month period ended June 30, 2008.

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy at the annual meeting is required for approval of the Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE BONUS PLAN.

APPROVAL OF THE VALASSIS COMMUNICATIONS, INC. 2008 OMNIBUS INCENTIVE COMPENSATION PLAN (PROPOSAL 3)

On February 28, 2008, our Board of Directors approved, subject to stockholder approval, the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (the "Omnibus Plan"). We are submitting the Omnibus Plan to our stockholders for approval, which is required under the terms of the Omnibus Plan for awards under the Omnibus Plan to be valid and effective. We are also seeking stockholder approval in accordance with the requirements of the New York Stock Exchange and in order for certain awards under the Omnibus Plan to qualify as "performance-based compensation" that is exempt from the $1 million deduction limit imposed by Section 162(m) of the Code.

We believe that appropriate equity incentives are important to attract and retain the highest caliber of employees, to link incentive reward to company performance, to encourage employee ownership in our Company, and to align the interests of employees, consultants and directors to those of our stockholders. The approval of the Omnibus Plan will enable us to continue to provide such incentives.

In connection with our acquisition of ADVO, Inc. in 2007, we assumed the ADVO, Inc. 2006 Incentive Compensation Plan (the "ADVO Plan"). As of February 29, 2008 there were 7,086,981 shares of our common stock available for issuance under the ADVO Plan. Under applicable New York Stock Exchange rules, these available shares can only be used for equity awards to be granted to individuals who at the time of the ADVO acquisition were not employed by Valassis. The Omnibus Plan provides for awards that are similar to those under the ADVO Plan. If our stockholders approve the Omnibus Plan, we will decrease the number of shares available for grant under the ADVO Plan so that the aggregate number of shares of our common stock available for grant under both the Omnibus Plan and the ADVO Plan is the same as the number of shares available for grant under the ADVO Plan as of February 29, 2008, subject to certain further adjustments relating to the Prior Plans as described immediately below. As a result, approval of the Omnibus Plan will not result in any additional dilution to our outstanding shares. If our stockholders do not approve the Omnibus Plan, the ADVO Plan will continue in existence and we will continue to grant awards under it.

The Omnibus Plan is also intended to be a successor to the Company's 2002 Long-Term Incentive Plan, Broad-Based Incentive Plan, 2005 Executive Restricted Stock Plan and 2005 Employee and Director Restricted Stock Award Plan (collectively, the "Prior Plans"). As of February 29, 2008, there were 329,870 shares of common stock available for issuance under the Prior Plans. If our stockholders approve the Omnibus Plan, any shares that then remain available for grant under the Prior Plans will be transferred to the Omnibus Plan and no further awards will be granted under the Prior Plans.

If the Omnibus Plan is not approved by our stockholders, any awards that have previously been granted under the Omnibus Plan will be void and no future awards will be granted thereunder. However, our Compensation/Stock Option Committee may grant awards under our existing equity plans, including the ADVO Plan, if our stockholders do not approve the Omnibus Plan.

Description of the Omnibus Plan

The following is a summary of the material features of the Omnibus Plan. The following summary does not purport to be complete and is qualified in its entirety by reference to the terms of the Omnibus Plan, which is attached to this proxy statement as Exhibit D.

Purposes of the Omnibus Plan. The purposes of the Omnibus Plan are to assist us in attracting, retaining and rewarding high-quality executives, employees and other persons who provide services to us or our subsidiaries, enabling such persons to acquire a proprietary interest in our Company and providing them with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

Administration. The Omnibus Plan will be administered by the Compensation/Stock Option Committee of our board (referred to as the "committee"). The committee (or a subcommittee thereof, to the extent necessary) will be composed of two or more members of our board who are not our employees or consultants. The Omnibus Plan gives the committee discretion to make awards under the Omnibus Plan, to set the terms of award agreements (including the type and amount of any award), to establish rules for the interpretation and administration of the Omnibus Plan, and to make other determinations and take other actions consistent with the terms and purposes of the Omnibus Plan.

The committee may, to the extent permitted by applicable law, delegate to one or more of our executive officers the authority to select individuals (other than executive officers and directors) to receive awards under the Omnibus Plan and to determine the amount and types of awards granted to individuals who are selected.

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Eligibility. Executive officers, officers, other employees, directors and consultants of our Company and our subsidiaries and affiliates are eligible to participate in the Omnibus Plan. This group currently includes 9 directors and approximately 7,500 executive officers, officers, other employees and consultants.

Shares Available for Awards. If the Omnibus Plan is approved, 7,000,000 shares of our common stock will be reserved for awards under this plan. In addition, the shares of common stock available for issuance under the Prior Plans will be transferred to the Omnibus Plan. Shares delivered under the Omnibus Plan may consist, in whole or in part, of authorized and unissued shares of common stock, treasury shares or shares of stock acquired by us. On February 29, 2008, the closing price of a share of our common stock was $11.22.

Shares reserved for awards that lapse or are canceled, together with shares withheld or surrendered in payment of any exercise price or tax obligation with respect to an award, will be available for future grant under the Omnibus Plan. Substitute awards may be granted under the Omnibus Plan in substitution for stock and stock-based awards held by employees, directors, consultants or advisors of an acquired company in a merger or consolidation. Substitute awards will not count against the share limit under the Omnibus Plan. Awards other than stock options and restricted stock may be settled in media other than common stock, such as cash.

Individual Limits. In any year, an eligible employee, consultant, or director may receive under the Omnibus Plan stock options or stock appreciation rights with respect to no more than 1,000,000 shares and restricted stock, restricted stock units, performance awards or other awards with respect to no more than 1,000,000 shares. The maximum cash amount that may be earned under the Omnibus Plan as an annual cash award by any participant is $3,000,000 and the maximum cash amount that may be earned in respect of an award having a performance period other than an annual period is $7,000,000.

Adjustments. The aggregate number of shares under the Omnibus Plan, the class of shares as to which awards may be granted and the exercise price of and number of shares covered by each outstanding award are subject to adjustment in the event of a stock dividend, recapitalization or certain other corporate transactions.

Types of Awards. The Omnibus Plan allows any of the following types of awards, to be granted alone or in tandem with other awards:

Stock Options. Stock options granted under the Omnibus Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or nonstatutory stock options, which are not intended to meet those requirements. The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant and the term may not be longer than 10 years, subject to certain rules applicable to incentive stock options. The Omnibus Plan prohibits the repricing of outstanding stock options. Award agreements for stock options may include rules for the effect of a termination of service on the option and the term for exercising stock options after any termination of service. No option may be exercised after the end of the term set forth in the award agreement.

Stock Appreciation Rights. A stock appreciation right entitles the grantee to receive, with respect to a specified number of shares of common stock, any increase in the value of the shares from the date the award is granted to the date the right is exercised. Stock appreciation rights may be settled in cash, common stock or a combination of the two, as determined by the committee. Award agreements for stock appreciation rights may include rules for the effect of a termination of service on the stock appreciation right and the term for exercising stock appreciation rights after any termination of service. No stock appreciation right may be exercised after the end of the term set forth in the award agreement.

Restricted Stock. Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a "restricted period" during which the grantee must satisfy certain vesting conditions (which may include attaining certain performance goals). If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock will be forfeited.

During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that the restrictions set forth in the applicable award agreement apply.

Restricted Stock Units. A restricted stock unit entitles the grantee to receive common stock, cash or a combination thereof based on the value of common stock, after a "restricted period" during which the grantee must satisfy certain vesting conditions (which may include attaining certain performance goals). If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock unit is forfeited. The committee is authorized (but not required) to grant holders of restricted stock units the right to receive dividends on the underlying common stock.

Other Equity-Based Awards. The Omnibus Plan also authorizes the committee to grant other types of equity-based compensation, including dividend equivalents, stock in lieu of a bonus, awards that may be settled in cash and other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on our common stock. For example, the committee may grant awards that are based on the achievement of performance goals (described below).

Vesting and Performance Objectives. Awards under the Omnibus Plan are forfeitable until they become vested. An award will become vested only if the vesting conditions set forth in the award agreement (as determined by the committee) are satisfied. The vesting conditions may include performance of services for a specified period, achievement of performance goals (as described below), or a combination of both. The committee also has authority to provide for accelerated vesting upon occurrence of certain events.

Performance goals selected by the committee as vesting conditions must be based on any one of the following performance goals or combination thereof which may be applicable on a company-wide basis and/or with respect to operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships, or joint ventures:

(a) General Financial Objectives:

- Increasing our Company's net sales;
- Achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; earnings per share; or adjusted cash earnings per share);
- Achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits for our Company, an affiliate, or a business unit;
- Achieving a target return on our Company's (or an affiliate's) capital, assets, or stockholders' equity;
- Maintaining or achieving a target level of appreciation in the price of the shares;
- Increasing our Company's (or an affiliate's) market share to a specified target level;
- Achieving or maintaining a share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period;
- Achieving a level of share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period;
- Achieving specified reductions in costs; and
- Achieving a target level of cash flow.

(b) Operational Objectives:

- Introducing one or more products into one or more new markets;
- Acquiring a prescribed number of new clients in a line of business;
- Achieving a prescribed level of productivity within a business unit;
- Completing specified projects within or below the applicable budget;
- Completing acquisitions of other businesses or integrating acquired businesses; and
- Expanding into other markets.

(c) And any other criteria established by the committee (but only if such other criteria are approved by our stockholders).

Performance goals may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated or other external or internal measures and may include or exclude extraordinary charges, capital expenditures, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses (including without limitation expenses related to goodwill and other intangible assets), stock offerings, stock repurchases and strategic loan loss provisions.

Nontransferability. In general, awards under the Omnibus Plan may not be assigned or transferred except by will or the laws of descent and distribution. However, the committee may allow the transfer of awards (other than incentive stock options and stock appreciation rights granted in tandem with such options) to persons or to a trust or partnership designated by a participant.

Change in Control. Unless otherwise provided for in an individual award agreement, upon a change in control (as defined in the Omnibus Plan), all outstanding and unexercised options and stock appreciation rights will become fully vested and exercisable and will remain exercisable for the balance of their terms and all restrictions applicable to other awards will lapse and such awards will become fully vested. The treatment of any performance-based award will be provided for in individual award agreements.

Withholding. We are authorized to withhold from any award granted and any payment relating to any award under the Omnibus Plan any applicable taxes. In the discretion of the committee, a participant may satisfy his or her withholding obligations through our withholding shares of common stock that would otherwise be delivered upon settlement of the award.

Amendment and Termination. Our board or the committee may amend, alter, suspend, or terminate the Omnibus Plan at any time. If necessary to comply with any applicable law (including stock exchange rules), any such amendment will be subject to stockholder approval. Without the consent of an affected participant, no action may materially and adversely affect the rights of such participant under any previously granted award, without his or her consent.

Effective Date and Duration. The Omnibus Plan's effective date is February 28, 2008. However, the Omnibus Plan and any awards will be null and void if the Omnibus Plan is not approved by the our stockholders before any compensation under the Omnibus Plan is paid. Unless it is terminated sooner, the Omnibus Plan will terminate upon the earlier of the 10th anniversary of the effective date or the date all shares available for issuance under the Omnibus Plan have been issued and vested.

Federal Income Tax Consequences

The material federal income tax consequences of the issuance and exercise of stock options and other awards under the Omnibus Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the Omnibus Plan are exempt from or comply with the rules under Section 409A of the Code related to nonqualified deferred compensation.

Stock Options. The grant of a stock option will have no tax consequences to grantee or to our Company. In general, upon the exercise of an incentive stock option, the grantee will not recognize income and we will not be entitled to a tax deduction. However, the excess of the acquired shares' fair market value on the exercise date over the exercise price is included in the employee's income for purposes of the alternative minimum tax.

Upon the exercise of a non-qualified stock option, the grantee will generally recognize ordinary income equal to the excess of the acquired shares' fair market value on the exercise date over the exercise price, and we will generally be entitled to a tax deduction in the same amount.

Stock Appreciation Rights. The grant of a stock appreciation right will have no tax consequences to the grantee or to our Company. Upon the exercise of a stock appreciation right, the grantee will recognize ordinary income equal to the received shares' fair market value on the exercise date, and we will generally be entitled to a tax deduction in the same amount.

Restricted Stock, Restricted Stock Units, and Other Equity Awards. In general, the grant of restricted stock, a restricted stock unit, or other equity awards that are subject to restrictions will have no tax consequences to the grantee or to our Company. When the award is settled (or, in the case of restricted stock, when the restrictions applicable to such award lapse), the grantee will recognize ordinary income equal to the excess of the applicable shares' fair market value on the date the award is settled or the restrictions lapse, as applicable, over the amount, if any, paid for the shares by the grantee. We will generally be entitled to a tax deduction in the same amount. If the award is settled in cash or other property, the grantee will recognize ordinary income equal to the net amount or value received, and we will generally be entitled to a tax deduction in the same amount.

Sale of Shares. When a grantee sells shares received under any award other than an incentive stock option, the grantee will recognize capital gain or loss equal to the difference between the sale proceeds and the grantee's basis in the shares. In general, the basis in the shares is the amount of ordinary income recognized upon receipt of the shares (or upon the lapsing of restrictions, in the case of restricted stock) plus any amount paid for the shares.

When a grantee disposes of shares acquired upon the exercise of an incentive stock option, the difference between the amount realized by the grantee and the exercise price will generally constitute a capital gain or loss, as the case may be. However, if the grantee does not hold these shares for more than one year after exercising the incentive stock option and for more than two years after the grant of the incentive stock option, then: (1) the excess of the fair market value of the shares acquired upon exercise on the exercise date over the exercise price will generally be treated as ordinary income for the grantee; (2) the difference between the sale proceeds and the shares' fair market value on the exercise date will be treated as a capital gain or loss for the grantee; and (3) we will generally be entitled to a tax deduction equal to the amount of ordinary income recognized by the grantee.

Deduction Limits. In general, a corporation is denied a tax deduction for any compensation paid to its chief executive officer or to any of its four other most highly compensated officers (other than the chief financial officer) to the extent that the compensation paid to the officer exceeds $1,000,000 in any year. "Performance-based compensation" is not subject to this deduction limit. The

Omnibus Plan permits the grant of awards that qualify as performance-based compensation (such as restricted stock and restricted stock units that are conditioned on achievement of one or more performance goals, and stock options and stock appreciation rights) and of awards that do not so qualify (such as restricted stock and restricted stock units that are not conditioned on achievement of performance goals). If awards that are intended to qualify as performance-based compensation are granted in accordance with the requirements of Section 162(m), they will be fully deductible by us. The Internal Revenue Service, however, has recently issued new guidance on what constitutes "performance-based compensation" for purposes of Section 162(m). We intend to evaluate this guidance in light of the performance-based awards granted under the Omnibus Plan and the provisions of individual employment agreements. This guidance may effect the deductibility of compensation paid by us in future years.

New Plan Benefits. The committee has granted the following options to purchase common stock under the Omnibus Plan, subject to stockholder approval of the Omnibus Plan. If the Omnibus Plan is approved by our stockholders, any future grants of awards thereunder that will be made to other eligible executive officers, employees and directors to are subject to the discretion of the committee and, therefore, are not determinable at this time.

Omnibus Plan

Name and Position	
Alan F. Schultz, Chief Executive Officer and President	450,000
Robert L. Recchia, Executive Vice President, Chief Financial Officer and Treasurer	100,000
Barry P. Hoffman, Executive Vice President, General Counsel and Secretary	--
Richard Herpich, Executive Vice President, Sales and Marketing	100,000
William F. Hogg, Jr., Executive Vice President of Manufacturing and Client Services	40,000
Executive officers as a group	20,000
Non-employee directors as a group	--
Non-executive employees as a group	233,000

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy at the annual meeting is required for approval of the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE OMNIBUS PLAN.

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RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (PROPOSAL 4)

The Audit Committee of our Board of Directors has appointed the firm of Deloitte & Touche LLP, independent certified public accountants, as our auditors for the 2008 fiscal year, subject to the ratification of such appointment by the stockholders at the annual meeting. Deloitte & Touche LLP has audited our financial statements since the year ended December 31, 1997.

If the appointment of Deloitte & Touche LLP for the 2008 fiscal year is not ratified by the stockholders, the Audit Committee of our Board of Directors will appoint other independent accountants whose appointment for any period subsequent to the next annual meeting of stockholders will be subject to the approval of stockholders at that meeting. A representative of Deloitte & Touche LLP is expected to be present at the annual meeting and will have an opportunity to make a statement should he or she so desire. The representative will also be available to respond to appropriate questions from stockholders during the meeting.

Ratification of the selection of Deloitte & Touche LLP as independent public accountants will require the affirmative vote of holders of a majority of the shares of our common stock present in person or represented by proxy at the annual meeting.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE 2008 FISCAL YEAR.

Independent Auditors Fees

Deloitte & Touche LLP Fees

The following table sets forth approximate aggregate fees billed to us for fiscal years ending December 31, 2006 and December 31, 2007 by Deloitte & Touche LLP:

	2006 ($)	2007 ($)
Audit Fees[1]	541,045	1,330,693
Audit-Related Fees[2]	146,116	217,201
Tax Fees[3]	359,070	425,802
All Other Fees[4]	—	21,219
Total	1,046,231	1,994,915

(1) Audit fees consisted of: audit work performed in the preparation of our financial statements included in our Form 10-K and a review of our financial statements included in our Form 10-Qs; for the audit of our internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; for the attestation of management's report on the effectiveness of internal control over financial reporting (for 2006 only); and for services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consisted principally of services with respect to merger and acquisition due diligence and audit services and other attestation services.

(3) Tax fees consisted of fees for tax services such as tax compliance, tax planning and tax advice.

(4) All Other Fees consists of work performed by Deloitte & Touche LLP that is not within the above categories, including consulting services provided in connection with the reorganization or certain of our foreign operations .

Our Audit Committee Charter provides that all audit and non-audit services to be performed by our independent public auditors must be approved in advance by the Audit Committee. As permitted by the Exchange Act, the Audit Committee may delegate to one or more of its members pre-approval authority with respect to permitted services. All such approvals are presented to the Audit Committee at its next scheduled meeting.

As permitted by the Exchange Act, our Audit Committee Charter permits the waiver of the pre-approval requirements for services other than audit services if certain conditions are met. All audit-related services, tax services and other services were pre-approved by the Audit Committee which considered that the provision of such services was compatible with maintaining the independence of Deloitte & Touche LLP in the conduct of its auditing functions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Policy on Related Person Transactions, we review all relationships and transactions in which our Company and our directors and executive officers, or their immediate family members, are participants to determine whether such persons have a direct or indirect material interest.

Our Ethics Officer is responsible for reviewing all related person transactions and taking all reasonable steps to ensure that all material related person transactions be presented to our Corporate Governance/Nominating Committee. As required under the SEC rules, transactions that are determined to be directly or indirectly material to our Company or a related person are disclosed in our proxy statement. In addition, our Corporate Governance/Nominating Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review, the Corporate Governance/Nominating Committee considers the nature of the related person's interest in the transaction, the material terms of the transaction, including the amount of such transaction, the importance of the transaction to the related person, the importance of the transaction to our Company, the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts, whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally and any other matter that our Corporate Governance/Nominating Committee deems appropriate.

We do not have any related person transactions.

GENERAL

Other Matters

Our Board of Directors does not know of any matters that are to be presented at the annual meeting other than those stated in the notice of annual meeting and referred to in this proxy statement. If any other matters should properly come before the annual meeting, it is intended that the proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.

Our Annual Report to Stockholders for the fiscal year ended December 31, 2007 which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 is being mailed to stockholders together with this proxy statement.

Any shareholder can access our Corporate Governance Guidelines and Policy on Related Person Transactions and the Charters of the Audit Committee, Compensation/Stock Option Committee and Corporate Governance/Nominating Committee in the "Investors/Corporate Governance" section of our Web site at *www.valassis.com*. In addition, our Code of Business Conduct and Ethics can also be accessed in the "Investors/Corporate Governance" section of our Web site at *www.valassis.com*. We will disclose any future amendments to, or waivers from, certain provisions of our Code of Business Conduct and Ethics on our Web site following such amendment or waiver. Any shareholder may also obtain a print copy of these documents by writing to Todd Wiseley, Vice President, Administration and Secretary, Valassis Communications, Inc., 19975 Victor Parkway, Livonia, MI 48152.

Our policy is that our directors must attend our annual meeting of stockholders absent exceptional circumstances. All of the members of our Board of Directors attended the 2007 annual meeting of Stockholders, except for Wallace S. Snyder who was not a member of our Board of Directors at such time.

Stockholder Communications

Any shareholder or interested party wishing to communicate with any of our directors regarding us may write to the director in care of Todd Wiseley, Vice President, Administration and Secretary, Valassis Communications, Inc., 19975 Victor Parkway, Livonia, MI 48152. The Corporate Secretary will forward any such communications to the directors in accordance with the shareholder communications policy approved by the independent directors.

Solicitation of Proxies

The cost of solicitation of proxies in the accompanying form will be borne by us, including expenses in connection with preparing and mailing this proxy statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefore) may solicit the return of proxies by telephone, telegram or personal interview. Arrangements have also been made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

Each holder of our common stock who does not expect to be present at the annual meeting or who plans to attend but who does not wish to vote in person is urged to fill in, date and sign the proxy and return it promptly in the enclosed return envelope or vote by telephone or on the Internet.

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Stockholder Proposals

If any of our stockholders intends to present a proposal for consideration at the next annual meeting of stockholders and desires to have such proposal included in the proxy statement and form of proxy distributed by our Board of Directors with respect to such meeting pursuant to Rule 14a-8 under the Exchange Act, such proposal must be received in writing at our principal executive offices, 19975 Victor Parkway, Livonia, Michigan 48152, Attention: Todd Wiseley, Vice President, Administration and Secretary not later than November 20, 2008. In addition, SEC rules permit management to vote proxies in its discretion if we: (i) receive notice of the proposal prior to the close of business on February 4, 2009, and advise stockholders in the 2009 proxy statement about the nature of the matter and how management intends to vote on such matter; or (ii) do not receive notice of the proposal prior to the close of business on February 4, 2009.

By Order of the Board of Directors,

TODD WISELEY
Secretary

Exhibit A

Director Independence Criteria

Valassis Communications, Inc.
Guidelines for Determining Independence of Board Members

Under the New York Stock Exchange rules, our Board of Directors is required to determine whether or not each Director is independent. To find that a Director is independent, the Board of Directors must determine that the Director has no material relationship with us. To assist the Board in this analysis, the Board of Directors has adopted the following guidelines as to what constitutes a material relationship. These guidelines apply to a Director and to members of the Director's immediate family. Each of the guidelines applies to conditions that exist now or within the preceding three years.

1. Employment by the Company; Compensation.
   - A. Employment as an Executive Officer.
   - B. Receipt from the Company of $100,000 per year in direct compensation other than Director and Committee fees and pension or other forms of deferred compensation for prior service. Compensation received by an immediate family member for service as a non-executive employee need not be considered.
2. Relationship with Internal or External Auditor. Affiliation with or employment by a current or former internal or external auditor. In the case of an immediate family member, employment means employment in a professional capacity.
3. Interlocks. Employment as an executive officer of another company where any of our present executives serve on the other company's compensation committee.
4. Relationships with Vendors and Suppliers. Employment by a company that makes payment to or receives payment from us for property or services in an amount which in any single fiscal year exceeds the greater of $1,000,000 or 2% of our consolidated gross revenues.
5. Relationship with Charitable Organizations. Service as an executive officer of any charitable organization, if contributions by us to the charitable organization exceed the greater of $1,000,000 or 2% of such charitable organization's consolidated gross revenues in any fiscal year.
6. Definitions.
   - A. The term "immediate family member" includes a person's spouse, parents, children, siblings, mothers-and fathers-in-law, sons-and daughters-in-law, brothers-and sisters-in-law and anyone (other than domestic employees) sharing a person's home.
   - B. The term "affiliates" means any corporation or other entity that is controlled by or is under common control with another entity.
7. General. The independence determination for a Director with a relationship not within the preceding guidelines shall be made after considering all relevant facts and circumstances, the overriding concern being independence from management. Any determination that a Director who has a material relationship with the Company under these guidelines is independent must be specifically explained in the proxy statement.

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Exhibit B

Criteria for Considering Potential Nominees to the Board of Directors

Our Corporate Governance/Nominating Committee has adopted the following set of preferred characteristics for candidates for members to our Board of Directors: (i) demonstrated personal integrity and ethics in business, professional and personal life; (ii) commitment to serve the best interests of all of our stockholders; (iii) willingness to be an active participant in all Board of Directors and committee activities; (iv) contribution to the overall diversity of our Board of Directors; (v) collegial in outlook and the ability to advance constructive discussion of Board of Directors issues; and (vi) business, financial, professional, academic or public policy expertise which will contribute to the overall mix of skills and perspectives represented on our Board of Directors.

Exhibit C

Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan

1. Objectives. Valassis Communications, Inc. (the "Company") hereby establishes the Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (the "Plan") as an incentive for selected officers of the Company to improve corporate performance by providing each participating officer with an opportunity to receive a cash bonus payment based upon the attainment of certain performance criteria, and thus motivating such officers to stimulate the Company's overall growth and success, while also maximizing the deductibility of such compensation for the Company's income tax purposes.

2. Definitions. The following terms shall have the meanings indicated when used in the Plan:

   (a) "Affiliate" means any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with, the Company. For purposes of this definition, the terms "control", "controlled by" and "under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

   (b) "Award" means a cash bonus award granted hereunder.

   (c) "Board" means the Board of Directors of the Company.

   (d) "Code" means the Internal Revenue Code of 1986, as amended from time to time or any successor thereto. Reference to any specific Code Section shall include any successor Section, as well as any guidance thereunder.

   (e) "Committee" means the Compensation/Stock Option Committee of the Board.

   (f) "Company" means Valassis Communications, Inc., a Delaware corporation, and its subsidiaries.

   (g) "Executive" means the Chief Executive Officer of the Company and any other executive officer of the Company who has been designated by the Committee as likely to have the deductibility of his or her compensation limited by Section 162(m) of the Code.

   (h) "Participant" means an Executive designated by the Committee to participate in the Plan.

   (i) "Performance Period" means the period beginning on January 1st and ending on June 30th or the period beginning on July 1st and ending on December 31st, as applicable.

   (j) "Plan" has the meaning ascribed thereto in Section 1 above.

   (k) "Regulations" means the rules and regulations promulgated by the Internal Revenue Service under Section 162(m) of the Code.

   (l) "Share" means a share of common stock of the Company.

3. Eligible Executives. Present and future Executives shall be eligible to participate in the Plan. The Committee from time to time shall select those Executives who shall be designated as Participants and shall designate in accordance with the terms of the Plan the amount of any Award to be made to each Participant.

4. Awards.

   (a) Awards under this Plan shall be granted on a semi-annual basis, and each Award shall be based on the accomplishment of one or more performance goals over the applicable Performance Period.

   (b) Awards shall be expressed as a percentage of a Participant's annual base salary.

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(c) The Committee shall establish the performance goals for each Performance Period no later than 45 days after the first day of the Performance Period, or, if sooner, within the first 25% of the Performance Period, provided, however, that the Committee must determine that, as of the date the performance goals are established, it is substantially uncertain whether such performance goals will be achieved.

5. Performance Criteria. Subject to the terms of the Plan, the Committee shall make the grant or vesting of an Award to a Participant subject to performance criteria as set forth below. Performance goals may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated or other external or internal measures and may include or exclude extraordinary charges, capital expenditures, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses (including without limitation expenses related to goodwill and other intangible assets), stock offerings, stock repurchases and strategic loan loss provisions. Permissible performance goals include any one of the following or combination thereof which may be applicable on a Company-wide basis and/or with respect to operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships, or joint ventures:

(a) General Financial Objectives:

(i) Increasing the Company's net sales;

(ii) Achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; earnings per share; or adjusted cash earnings per share);

(iii) Achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits for the Company, an Affiliate, or a business unit;

(iv) Achieving a target return on the Company's (or an Affiliate's) capital, assets, or stockholders' equity;

(v) Maintaining or achieving a target level of appreciation in the price of the Shares;

(vi) Increasing the Company's (or an Affiliate's) market share to a specified target level;

(vii) Achieving or maintaining a Share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period;

(viii) Achieving a level of Share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period;

(ix) Achieving specified reductions in costs; and

(x) Achieving a target level of cash flow.

(b) Operational Objectives:

(i) Introducing one or more products into one or more new markets;

(ii) Acquiring a prescribed number of new customers in a line of business;

(iii) Achieving a prescribed level of productivity within a business unit;

(iv) Completing specified projects within or below the applicable budget;

(v) Completing acquisitions of other businesses or integrating acquired businesses; and

(vi) Expanding into other markets.

(c) And any other criteria established by the Committee (but only if such other criteria are approved by the Company's stockholders).

6. Limitations on Award Payments. The maximum Award that may be earned and paid under the Plan to any Participant with respect to any Performance Period shall be $1,500,000.

7. Payment. Award payments shall be made in cash as soon as practicable after the Committee makes the certifications described in Section 10(d) herein, but in no event later than sixty (60) days after the end of the applicable Performance Period.

8. Termination of Employment.

(a) Except as otherwise expressly provided for in an employment agreement between the Company and a Participant, if the Company terminates the employment of a Participant other than for cause, death, or disability (as such terms are defined in the Participant's employment agreement) or if the Participant terminates his or her employment for good reason (as such term is defined in the Participant's employment agreement, but only if the Participant's employment agreement allows for a good reason termination), then the Participant (or in the case of the Participant's death, his designated beneficiary or estate, as provided under Section 9 herein) shall receive an Award payment for the Performance Period during which such termination occurs, multiplied by a fraction, the numerator of which shall be the number of days from the beginning of Performance Period to and including the date of termination and the denominator of which shall be 182. Such payment shall only be made if the Committee certifies that the applicable performance goals with respect to such Performance Period have been met and shall be paid on the payment schedule specified in Section 7 above.

(b) Except as otherwise expressly provided for in an employment agreement between the Company and a Participant, if a Participant's employment is terminated for any reason other than specified in Section 8(a) above, the Participant shall forfeit any Award for the Performance Period during which his or her termination occurs.

9. Beneficiaries. A Participant may designate a beneficiary (or beneficiaries) to receive any payments remaining under this Plan in the event of his or her death. The Participant shall also have the right to revoke any such designation and to designate a new beneficiary (or beneficiaries) of his or her choosing. Any such designation or revocation shall only be effective if made in writing and received by the Company's Corporate Secretary prior to the Participant's death. If the Participant dies without having an effective beneficiary designation or if all named beneficiaries predecease the Participant, then any amounts remaining to be paid under the Plan shall be paid to the Participant's estate.

10. Administration.

(a) The Plan shall be administered by the Committee when composed of two or more outside directors, as prescribed by Section 162(m) of the Code and the Regulations, none of whom shall be eligible to participate in the Plan. The Board may from time to time appoint members to the Committee in substitution for or in addition to members previously appointed and may fill vacancies in the Committee.

(b) Subject to the express provisions of the Plan and the requirements of Section 162(m) of the Code and the Regulations, the Committee shall have complete authority and discretion to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. Determinations made by the Committee in good faith shall be binding and conclusive on all persons. Benefits under this Plan will be paid only if the Committee decides in its discretion that the claimant is entitled to them.

(c) In addition to any other powers set forth in this Plan, the Committee has the following powers:

(i) to establish, amend and rescind appropriate rules and regulations relating to the Plan;

(ii) subject to the terms of the Plan, to select the Executives who will receive Awards, the times when they will receive them, the form of agreements which evidence such Awards, the amount of such Award, the performance goals to be achieved to receive payment of the Award, the expiration date applicable to each Award and other terms, provisions and restrictions of the Awards (which need not be identical) and subject to Section 11 hereof, to amend or modify any of the terms of outstanding Awards;

(iii) to contest on behalf of the Company or Participants, at the expense of the Company, any ruling or decision on any matter relating to the Plan or to any Awards; and

(iv) generally, to administer the Plan, and to take all such steps and make all such determinations in connection with the Plan and the Awards granted thereunder as it may deem necessary or advisable.

(d) The Committee shall certify in writing that the performance goals and other material terms have been satisfied before payment of an Award is made. All Awards shall be paid solely on account of the attainment of one or more pre-established, objective performance goals, which goals shall be established in conformity with the timing requirements of Section 162(m) of the Code and the Regulations.

(e) Notwithstanding any provision of the Plan to the contrary, the Committee shall not have discretion to waive or amend such performance goals or to increase the amount payable pursuant to an Award after the performance goals have been established; provided, however, the Committee may, in its sole discretion, reduce the amount that would otherwise be payable with respect to any Award.

(f) The material terms of the Award shall be disclosed to and approved by the Company's stockholders prior to payment in conformity with the requirements under Section 162(m) of the Code and the Regulations; it being understood that performance goals established under the Plan shall be disclosed to and reapproved by the Company's stockholders no later than the first meeting of stockholders that occurs in the fifth year following the year in which the Company's stockholders previously approved the performance goals (or such other time period as prescribed by Section 162(m) of the Code and the Regulations). The rights of a Participant to receive payment under the Plan shall be expressly conditioned on obtaining any such approval referred to in this subsection (f) to the extent required by Section 162(m) of the Code and the Regulations.

(g) The Committee shall hold its meetings at such times and places as it shall deem advisable. A majority of members shall constitute a quorum and all determinations shall be made by a majority of such quorum. Any determination reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority vote at a meeting duly called and held.

(h) The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any executive officer of the Company, other officer or employee of the Company or of one of its subsidiaries, the Company's independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or one of its subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

11. Amendment of the Plan. The Board may from time to time amend or revise the terms of this Plan in whole or in part, subject to the following limitations. No amendment may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board; provided, however, no such consent shall be required if the Board determines in its sole and absolute discretion that the amendment or revision is required or advisable in order for the Company, the Plan or the Award to satisfy applicable law, to meet the requirements of any accounting standard, or to avoid any adverse accounting treatment. The Committee may, but need not, take the tax consequences to affected Participants into consideration in acting under the preceding sentence.

12. Termination of Plan. The Plan will terminate ten (10) years after the date it is approved by the Board; provided, however, that the Board of Directors may terminate the Plan at any time prior thereto and provided, further, however that during the term of the Plan the performance goals under the Plan shall be reapproved by the Company's stockholders as provided for in Section 10(f) above. Termination of the Plan will not affect the rights and obligations of any Participant with respect to Awards granted before termination.

13. Effective Date. This Plan is effective as of the date of its approval by the stockholders of the Company. Awards may be made under this Plan prior to stockholder approval, but such Awards shall be conditioned on the approval of this Plan by stockholders of the Company.

14. Withholding Taxes. The obligations of the Company to make Award payments under the Plan shall be subject to applicable Federal, state, and other taxes and withholding obligations.

15. Non-Exclusivity of Plan. The adoption of the Plan shall not be construed as creating any limitations on the power of the Board to adopt such other compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options or the awarding of stock or cash or other benefits otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only to specific individuals.

16. Non-Alienation. Except as expressly provided herein, no Participant or beneficiary shall have the power or right to transfer (other than by will or the laws of descent and distribution), alienate, or otherwise encumber the Participant's interest under the Plan.

17. No Right to Employment. Participation in the Plan will not give any Participant a right to be retained as an employee or director of the Company, its subsidiaries, or an affiliate, or any right or claim to any benefit under the Plan, unless the right or claim has specifically accrued under the Plan. An individual's status as an Executive shall not give him or her the right to participate in the Plan.

18. Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for certain incentive awards. With respect to any payments not yet made to a Participant or his or her beneficiary, as applicable, nothing contained in the Plan or any Award shall give any such Participant or such beneficiary, as applicable, any rights that are greater than those of a general creditor of the Company.

19. Rules of Construction.

(a) Governing Law and Venue. The construction and operation of this Plan are governed by the laws of the State of Michigan without regard to any conflicts or choice of law rules or principles that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction, and any litigation arising out of this Plan shall be brought in Michigan.

(b) Severability. If any provision of this Plan is determined to be illegal or invalid for any reason, the remaining provisions are to continue in full force and effect and to be construed and enforced as if the illegal or invalid provision did not exist, unless the continuance of the Plan in such circumstances is not consistent with its purposes.

(c) Undefined Terms. Unless the context requires another meaning, any term not specifically defined in this Plan is used in the sense given to it by the Code.

(d) Headings. All headings in this Plan are for reference only and are not to be utilized in construing the Plan.

(e) Conformity with Section 162(m) of the Code. Any awards issued to specified employees (as defined in Section 162(m) of the Code) with any of the performance criteria listed in Section 5 are intended to qualify as performance-based compensation under Section 162(m) of the Code to which the applicable remuneration limits of Section 162(m)(1) do not apply.

(f) Conformity with Section 409A of the Code. The Plan is intended to be exempt from coverage from Section 409A of the Code and shall be interpreted and construed in a manner consistent with such intention. There shall be no acceleration or subsequent deferral of the time or schedule of any payment under the Plan except as permitted under Section 409A and the express terms of the Plan.

(g) Gender. Unless clearly inappropriate, all nouns of whatever gender refer indifferently to persons of any gender.

(h) Singular and Plural. Unless clearly inappropriate, singular terms refer also to the plural and vice versa.

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Exhibit D

Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan

1. Purpose

The purpose of this 2008 Omnibus Incentive Compensation Plan (the "Plan") is to assist Valassis Communications, Inc., a Delaware corporation (the "Company"), and its Subsidiaries and Affiliates in attracting, retaining, and rewarding high-quality executives, employees, directors and other persons who provide services to the Company or its Subsidiaries or Affiliates, enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of shareholder value. The Plan is also intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Code to the extent deemed appropriate by the Committee (or any successor committee) of the Board of Directors of the Company.

2. Definitions

For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof:

(a) "Affiliate" means any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with, the Company. For purposes of this definition, the terms "control", "controlled by" and "under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

(b) "Award" means any Option, SAR, Restricted Stock, Restricted Stock Unit, Stock granted as a bonus or in lieu of another award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest granted to a Participant under the Plan.

(c) "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(e) "Board" means the Company's Board of Directors.

(f) "Change in Control" means Change in Control as defined with related terms in Section 9 of the Plan.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "Committee" means the Compensation/Stock Option Committee of the Board or such other committee designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist solely of two or more directors, each of whom shall be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an "outside director" as defined under Section 162(m) of the Code.

(i) "Covered Employee" means an Eligible Person who is a (i) a "covered employee" within the meaning of Section 162(m)(3) of the Code, or any successor provision thereto or (ii) expected by the Committee to be the recipient of compensation (other than "qualified performance based compensation" as defined in Section

162(m) of the Code) in excess of $1,000,000 for the tax year of the Company with regard to which a deduction in respect of such individual's Award would not be allowed.

(j) "Dividend Equivalent" means a right, granted to a Participant under Section 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(k) "Effective Date" means February 28, 2008.

(l) "Eligible Person" means each Executive Officer and other officers and employees of the Company or of any Subsidiary or Affiliate, and other persons who provide services to the Company or any Subsidiary or Affiliate including members of the Board and independent contractors of, and consultants to, Company.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(n) "Executive Officer" means an executive officer of the Company as defined in Rule 3b-7 of under the Exchange Act.

(o) "Fair Market Value" means the fair market value of Stock, Awards or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock shall be the closing price of a share of Stock, as quoted on the composite transactions table on the New York Stock Exchange, on the date on which the determination of fair market value is being made, or if no shares of Stock were traded on such date, then the last trading date prior thereto.

(p) "Incentive Stock Option" or "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(q) "Option" means a right, granted to a Participant under Section 6(b) hereof, to purchase Stock at a specified price during specified time periods.

(r) "Other Stock-Based Awards" means Awards granted to a Participant under Section 6(h) hereof.

(s) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(t) "Performance Award" means a right, granted to a Participant under Section 8 hereof, to receive Awards based upon performance criteria specified by the Committee.

(u) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 13(d) thereof.

(v) "Preexisting Plans" mean the Valassis Communications, Inc. 2002 Long-Term Incentive Plan, as amended, Valassis Communications, Inc. Broad-Based Incentive Plan, as amended, Valassis Communications, Inc. 2005 Executive Restricted Stock Plan, and Valassis Communications, Inc. 2005 Employee and Director Restricted Stock Award Plan.

(w) "Qualified Member" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) and an "outside director" within the meaning of Regulation 1.162-27 under Section 162(m) of the Code.

(x) "Restricted Stock" means Stock, granted to a Participant under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

(y) "Restricted Stock Unit" means a right, granted to a Participant under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified restricted period.

(z) "Rule 16b-3" means Rule 16b-3, as from time to time in effect, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(aa) "Stock" means the Company's common stock.

(bb) "Stock Appreciation Rights" or "SAR" means a right granted to a Participant under Section 6(c) hereof.

(cc) "Subsidiary" means, with respect to the Company, any "subsidiary corporation" within the meaning of Section 424(f) of the Code.

3. Administration.

(a) Authority of the Committee. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, and in either such case references herein to the "Committee" shall be deemed to include or be references to the "Board," as the case may be. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i) select Eligible Persons to become Participants, (ii) grant Awards, (iii) determine the type, number and other terms and conditions of, and all other matters relating to, Awards, (iv) prescribe Award agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (v) construe and interpret the Plan and Award agreements and correct defects, supply omissions or reconcile inconsistencies therein, and (vi) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan.

(b) Manner of Exercise of Committee Authority.

(i) At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, or relating to an Award intended by the Committee to qualify as "performance-based compensation" within the earning of Section 162(m) of the Code and regulations thereunder, may be taken by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee, shall be the action of the Committee for purposes of the Plan.

(ii) Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its subsidiaries, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. To the extent permitted by applicable law, the Committee may delegate to one or more Executive Officers the powers: (A) to designate Eligible Persons who are not Executive Officers or directors of the Company as eligible to receive awards under the Plan and (B) to determine the amount and type of Awards that may be granted to Eligible Persons who are not Executive Officers or directors of the Company. Any such delegation by the Committee shall include a limitation as to the amount and type of Awards that may be granted during the period of the delegation and shall contain guidelines as to permissible grant dates for awards, the determination of the exercise price of any Option or SAR and the vesting criteria. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee delegatee or delegatees that were consistent with the terms of the Plan. The Committee may appoint agents to assist it in administering the Plan. The Committee may revoke any delegation or allocation of authority at any time, in accordance with applicable law.

(c) Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any Executive Officer, other officer or employee of the Company or a Subsidiary, the Company's independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or a Subsidiary acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

(d) Compliance with Applicable Laws. The Committee shall administer, construe, interpret and exercise discretion under the Plan and each Award agreement in a manner that is consistent and in compliance with a reasonable,

good faith interpretation of all applicable laws and that avoids (to the extent practicable) the classification of any Award as "deferred compensation" for purposes of Section 409A of the Code, as determined by the Committee, or, if an Award is subject to Section 409A of the Code, in a manner that complies with Section 409A.

4. Stock Subject to Plan

(a) Overall Number of Shares Available for Delivery. Subject to adjustment as provided in Section 10(c) hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be (i)7,000,000, plus (ii) the number of shares of Stock remaining available under Preexisting Plans immediately prior to the date on which stockholders of the Company approve the adoption of the Plan, plus (iii) the number of shares of Stock subject to awards under Preexisting Plans which become available in accordance with Section 4(c) hereof after the date on which stockholders of the Company approve the adoption of the Plan.

Any shares of Stock delivered under the Plan may consist, in whole or in part, of authorized and unissued shares of Stock, treasury shares or shares of Stock acquired by the Company.

(b) Application of Limitation to Grants of Awards. No Award may be granted if the number of shares of Stock to be delivered in connection with such Award or, in the case of an Award relating to shares of Stock but settleable only in cash (such as cash-only SARs), the number of shares to which such Award relates, exceeds the number of shares of Stock remaining available under the Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c) Availability of Shares Not Delivered under Awards. Shares of Stock subject to an Award under the Plan or award under a Preexisting Plan that is canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant, including (i) the number of shares withheld in payment of any exercise or purchase price of an Award or award or taxes relating to Awards or awards, and (ii) the number of shares surrendered in payment of any exercise or purchase price of an Award or award or taxes relating to any Award or award, will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation.

5. Eligibility; Per-Person Award Limitations

Awards may be granted under the Plan only to Eligible Persons. In each fiscal year, during any part of which the Plan is in effect, an Eligible Person may not be granted Options and SARs with respect to more than 1,000,000 shares of Stock and Restricted Stock, Restricted Stock Units, Performance Awards or other Awards under the Plan with respect to more than 1,000,000 shares of Stock, in each case, subject to adjustment as provided in Section 10(c). In addition, the maximum cash amount that may be earned under the Plan as a cash annual Award in respect of any fiscal year by any one Participant shall be $3 million, and the maximum cash amount that may be earned under the Plan as a final Performance Award or other cash Award in respect of a performance period other than an annual period by any one Participant on an annualized basis shall be $7 million. The foregoing limits shall be construed and applied consistently with Section 162(m) of the Code.

6. Specific Terms of Awards

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment by the Participant or violation of restrictive covenants, such as non-competition and non-solicitation covenants. The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan; provided, however, that the Committee shall not have any discretion to accelerate, waive or modify any term or condition of an Award that is intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code if such discretion would cause the Award not to so qualify. Except in cases in which the Committee is authorized to

require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the Delaware General Corporation Law, no consideration other than services may be required for the grant (but not the exercise) of any Award.

(b) Options. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(i) Exercise Price. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee; provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such Option except as provided under Section 7(a) hereof.

(ii) Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash, Stock or a combination thereof and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants. In no event may an Option remain exercisable more than ten (10) years following the date of grant. To the extent that the Committee permits the use of a "cashless exercise" to exercise any Option, the Committee may designate a securities brokerage firm or firms through which all such exercises must be effected. Notwithstanding anything contained herein to the contrary, in no event will the Plan permit a "reload feature," in which replacement stock options are issued to any Participant in exchange for stock held by that Participant upon exercise of an Option.

(iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Unless otherwise determined by the Committee, no term of the Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code.

(c) Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(i) Right to Payment. A SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of

(1) the Fair Market Value of one share of Stock on the date of exercise over

(2) the grant price of the SAR as determined by the Committee; provided that such grant price shall be not less than the Fair Market value of a share of stock on the date of grant of such SAR except as provided under Section 7(a) hereof.

(ii) Other Terms. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR. SARs may be either freestanding or in tandem with other Awards.

(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent otherwise provided in any Award agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive

dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the restricted period applicable to the Restricted Stock, subject to Section 10(b) below, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of employment during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Participants, which are rights to receive Stock, cash, or a combination thereof at the end of a specified restricted period, subject to the following terms and conditions:

(i) Award and Restrictions. Settlement of an Award of Restricted Stock Units shall occur upon expiration of the restricted period specified for such Restricted Stock Units by the Committee (or, if permitted by the Committee, at a later date selected by the Participant in accordance with rules and regulations established by the Committee). In addition, Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, which restrictions may lapse at the expiration of the restricted period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. Restricted Stock Units may be satisfied by delivery of Stock, cash equal to the Fair Market Value of the specified number of shares of Stock covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of employment during the applicable restricted period or portion thereof to which forfeiture conditions apply (as provided in the Award agreement evidencing the Restricted Stock Units), all Restricted Stock Units that are at that time unvested or otherwise subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(iii) Dividend Equivalents. The Committee may grant Dividend Equivalents on the specified number of shares of Stock covered by an Award of Restricted Stock Units.

(f) Bonus Stock and Awards in Lieu of Obligations. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect

to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award (other than an Option or SAR). The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. Any Award of Dividend Equivalents shall be structured in a manner that complies with the requirements of Section 409A of the Code.

(h) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment and/or settlement contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the value of Stock or the value of securities of or the performance of specified Subsidiaries. The Committee shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock or a combination thereof, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

7. Certain Provisions Applicable to Awards

(a) Substitute Awards. The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees, directors, consultants or advisors of another company (an "Acquired Company") in connection with a merger, consolidation or similar transaction involving such Acquired Company and the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the Acquired Company. The Committee may direct that the substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances, including provisions that preserve the aggregate exercise price and the aggregate option spread as of the closing date of any such transaction. Any substitute Awards granted under the Plan shall not count against the share limitations set forth in Section 4(a) of the Plan.

(b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or SAR exceed a period of ten (10) years (or such shorter term as may be required in respect of an ISO under Section 422 of the Code).

(c) Form and Timing of Payment under Awards. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a subsidiary upon the exercise of an Award (other than an Option) or settlement of an Award (other than Restricted Stock) may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards or other property.

(d) Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption. Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e) Non-Competition Agreement. Each Participant to whom an Award is granted under the Plan, who has not already done so at the time of such grant, may be required to agree in writing as a condition to the granting of such Award not to engage in conduct in direct competition with the Company or any of its subsidiaries for one year (or such other time period provided for in such agreement) after the termination of such Participants employment with the Company and its subsidiaries.

(f) Limitation on Vesting of Certain Awards and Repricing.

(i) Vesting Limitations. Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards, as described in Section 6(d), 6(e) and 6(h) of the Plan, respectively, generally will vest over a minimum period of three years or shall be subject to a performance-based vesting schedule, except in the event of

a Participant's death or disability, or in the event of a Change in Control or other special circumstances. The foregoing notwithstanding,

(1) Restricted Stock, Restricted Stock Units, and Other-Stock-Based Awards as to which either the grant or vesting is based on the achievement of one or more performance conditions generally will vest over a minimum period of one year except in the event of a Participant's death or disability, or in the event of a Change in Control, and

(2) up to 5% of the shares of Stock authorized under the Plan may be granted as Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards without any minimum vesting requirements. For purposes of this Section 7(f), vesting over a three-year period or one-year period will include periodic vesting over such period if the rate of such vesting is proportional throughout such period.

(ii) Repricing. Notwithstanding anything to the contrary contained in the Plan, the Committee will not, without prior approval of the Company's stockholders, permit any Option or SAR under the Plan to be cancelled, substituted for, repriced or terminated and re-granted at an exercise price lower than its initial exercise price at the date of grant.

8. Performance Awards

(a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Section 8(b) hereof in the case of a Performance Award intended to qualify under Code Section 162(m).

(b) Performance Goals.

(i) Possible Performance Goals. The Committee may make the grant or vesting of an Award subject to performance criteria as set forth below. Performance goals may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated or other external or internal measures and may include or exclude extraordinary charges, capital expenditures, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses (including without limitation expenses related to goodwill and other intangible assets), stock offerings, stock repurchases and strategic loan loss provisions. Permissible performance goals include any one of the following or combination thereof which may be applicable on a Company-wide basis and/or with respect to operating units, divisions, Subsidiaries, acquired businesses, minority investments, partnerships, or joint ventures:

(1) General Financial Goals:

- Increasing the Company's net sales;
- Achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; earnings per share; or adjusted cash earnings per share);
- Achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits for the Company, an Affiliate, or a business unit;
- Achieving a target return on the Company's (or an Affiliate's) capital, assets, or stockholders' equity;
- Maintaining or achieving a target level of appreciation in the price of shares of Stock;
- Increasing the Company's (or an Affiliate's) market share to a specified target level;
- Achieving or maintaining a Stock price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period;

- Achieving a level of Stock price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period;
- Achieving specified reductions in costs; and
- Achieving a target level of cash flow.

(2) Operational Goals:

- Introducing one or more products into one or more new markets;
- Acquiring a prescribed number of new customers in a line of business;
- Achieving a prescribed level of productivity within a business unit;
- Completing specified projects within or below the applicable budget;
- Completing acquisitions of other businesses or integrating acquired businesses; and
- Expanding into other markets.

(3) And any other criteria established by the Committee (but only if such other criteria are approved by the Company's stockholders).

(c) Stockholder Approval of Performance Goals. The material terms of Performance Awards or other Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code shall be disclosed to and approved by the Company's stockholders prior to payment in conformity with the requirements under Section 162(m) of the Code; it being understood that performance goals set forth in Section 8(b) above shall be disclosed to and reapproved by the Company's stockholders no later than the first meeting of stockholders that occurs in the fifth year following the year in which the Company's stockholders previously approved the performance goals (or such other time period as prescribed by Section 162(m) of the Code). The rights of a Participant to receive payment under any Performance Award or other Award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code shall be expressly conditioned on obtaining any such approval referred to in this subsection (c) to the extent required by Section 162(m) of the Code.

(d) Documentation of Performance Objectives. With respect to any Award, the applicable performance goals shall be set forth in writing no later than ninety (90) days after commencement of the period to which the performance goal(s) relate(s) (or, if sooner, before 25% of such period has elapsed) and at a time when achievement of such performance goals is substantially uncertain. Such writing shall also include the period for measuring achievement of the performance goals, which shall be no greater than five consecutive years, as established by the Committee. Once established by the Committee, the performance goals(s) may not be changed to accelerate the settlement of an Award or to accelerate the lapse or removal of restrictions with respect to an Award that otherwise would be due upon the attainment of the performance goals(s).

(e) Committee Certification. Prior to settlement of any Award that is contingent on achievement of one or more performance goals, the Committee shall certify in writing that the applicable performance goals(s) and any other material terms of the Award were in fact satisfied. For purposes of this Section 8(e), approved minutes of the Committee shall be adequate written certification.

(f) Negative Discretion. Except as expressly provided for in an employment agreement between the Company and a Participant, the Committee may reduce, but may not increase, the number of Shares deliverable or the amount payable under any Award after the applicable performance goals are satisfied.

(g) Status of Section 8(b) Awards under Section 162(m) of the Code. It is the intent of the Company that Performance Awards under Sections 8(b) hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Section 162(m) of the Code and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of Section 162(m) of the Code and regulations thereunder. Accordingly, the terms of Sections 8(b), (c), (d), (e) and (f), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Section 162(m) of the Code and regulations thereunder. The foregoing notwithstanding, because the Committee cannot

determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards that are designated as intended to comply with Section 162(m) of the Code does not comply or is inconsistent with the requirements of Section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9. Change in Control

(a) Effect of "Change in Control". In the event of a "Change in Control," the following provisions shall apply unless otherwise provided in an individual Award agreement:

(i) Any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested as of the time of the Change in Control and shall remain exercisable and vested for the balance of the stated term of such Award without regard to any termination of employment by the Participant, subject only to applicable restrictions set forth in Section 10(a) hereof;

(ii) The restrictions, deferral of settlement, and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof; and

(iii) With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided in the Award agreement relating to such Award.

(b) Definition of "Change in Control". For this purpose, a Change in Control shall mean the first of the following to occur:

(i) any Person (as defined below) is or becomes the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than 50% of the combined voting power of the Company's then outstanding securities; or

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii) or (iv) of this paragraph) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or

(iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, which merger or consolidation is consummated, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with newly acquired ownership acquired in such transaction by any trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires more than 50% of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company to any Person of all or substantially all the Company's assets, which liquidation, sale or disposition is consummated.

For purposes of this subsection 9(b), the term "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, however, a Person shall not include (1) the Company or any of its Affiliates; (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates; (3) an underwriter temporarily holding securities pursuant to an offering of such securities; or (4) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

Notwithstanding anything in the Plan to the contrary, to the extent necessary to comply with the requirements of Section 409A of the Code, no event shall constitute a "Change in Control" unless such event also constitutes a change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation, as defined under Section 409A of the Code and the regulations thereunder.

10. General Provisions

(a) Compliance with Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b) Limits on Transferability; Beneficiaries. No Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than ISOs and SARs in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award agreement (subject to any terms and conditions which the Committee may impose thereon). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar transaction or event affects the Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of

(i) the number and kind of shares of Stock which may be delivered in connection with Awards granted thereafter,

(ii) the number and kind of shares of Stock by which the number of shares of Stock available for Awards under Section 4 hereof and the annual per-person Award limitations are measured under Section 5 hereof,

(iii) the number and kind of shares of Stock subject to or deliverable in respect of outstanding Awards and

(iv) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, SARs or Performance Awards granted under Section 8(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(d) Taxes. The Company and any Subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(e) Amendment and Termination.

(i) The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company's stockholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(ii) Unless earlier terminated, the Plan shall terminate upon the earlier to occur of (A) the tenth anniversary of Board approval of the Plan and (B) the date on which all shares of Stock available for issuance hereunder have been issued as fully vested shares of Stock.

(f) Limitation on Rights Conferred under Plan. Neither the Plan nor any action taken hereunder shall be construed as

(i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Subsidiary,

(ii) interfering in any way with the right of the Company or a Subsidiary to terminate any Eligible Person's or Participant's employment or service at any time,

(iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or

(iv) conferring on a Participant any of the rights of a shareholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(g) Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for certain incentive awards and other compensation. With respect to any payments not yet made to a Participant or his or her beneficiary, as applicable, or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant or such beneficiary, as applicable, any rights that are greater than those of a general creditor of the Company.

(h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Section 162(m) of the Code.

(i) Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with the Delaware General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

(k) Awards under Preexisting Plans. Upon approval of the Plan by stockholders of the Company as required under Section 10(l) hereof, no further awards shall be granted under the Preexisting Plans.

(l) Plan Effective Date and Shareholder Approval. The Plan has been adopted by the Board on February 28, 2008, to be effective upon shareholder approval.

Fiscal 2008 Quarter-End Dates
1st Quarter: Saturday, March 29
2nd Quarter: Saturday, June 28
3rd Quarter: Saturday, September 27
4th Quarter: Saturday, January 3

Annual Meeting
The Corporation's annual shareholders' meeting will be held at 10:30 a.m. on Tuesday, May 6, 2008, at the Holiday Inn, Highways 61 & 38 North, Muscatine, Iowa. Shareholders and other interested investors are encouraged to attend the meeting.

Form 10-K Report
A copy of the Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Investor Relations
HNI Corporation
408 East Second Street
Muscatine, IA 52761
Telephone: 563.272.7400
Fax: 563.272.7655
Email: investorrelations@hnicorp.com

All financial information, including the Corporation's annual report on Form 10-K, can be accessed on the Corporation's website at *www.hnicorp.com*.

Corporate Headquarters
HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, IA 52761-0071
Telephone: 563.272.7400
Fax: 563.272.7347

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, IL 60606

Common Stock
HNI Corporation common stock trades on the New York Stock Exchange (NYSE) under the symbol: HNI.

Transfer Agent
Shareholders may report a change of address or make inquiries by writing or calling:

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
Telephone: 312.588.4991

Management Certifications
On May 30, 2007, the Corporation submitted to the NYSE, the Annual CEO Certification required by Section 303A.12(a) of the NYSE Listed Company Manual certifying that the Corporation's CEO is not aware of any violation by the Corporation of NYSE corporate governance listing standards. The Corporation also filed with the Securities and Exchange Commission the CEO/CFO Certifications regarding the quality of the Corporation's public disclosure required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, and 32.1 to the Corporation's annual report on Form 10-K for the fiscal year ended December 29, 2007.



HNI Corporation
408 East Second Street
Muscatine, Iowa 52761
www.hnicorp.com

END